    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1999

                                            REGISTRATION STATEMENT NO. 333-83885
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              VCAMPUS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           8299                           54-1290319
 (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)

                        8251 GREENSBORO DRIVE, SUITE 500
                             MCLEAN, VIRGINIA 22102
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               MICHAEL A. SCHWIEN
                         ACTING CHIEF FINANCIAL OFFICER
                              VCAMPUS CORPORATION
                        8251 GREENSBORO DRIVE, SUITE 500
                             MCLEAN, VIRGINIA 22102
                                 (703) 893-7800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                            DONALD R. REYNOLDS, ESQ.
                             KEVIN A. PRAKKE, ESQ.
                       WYRICK ROBBINS YATES & PONTON LLP
                        4101 LAKE BOONE TRAIL, SUITE 300
                         RALEIGH, NORTH CAROLINA 27607
                                 (919) 781-4000
                               FAX (919) 781-4865
                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                                    MAXIMUM              MAXIMUM
         TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
      SECURITIES TO BE REGISTERED             REGISTERED          PER UNIT(1)            PRICE(1)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
value per share.........................    32,445 shares           $2.4375              $79,085               $21.99
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market on November 2, 1999, in accordance with Rule 457.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,588,429 SHARES



                                     [LOGO]


                                  COMMON STOCK

    This prospectus may be used only in connection with the following resales of common stock of VCampus Corporation:


    - 2,475,829 shares may be offered and sold, from time to time, by the stockholders listed below


    - 1,800,000 shares may be offered and sold, from time to time, by Hambrecht & Quist Guaranty Finance, who will originally receive these shares by converting shares of preferred stock that we may issue and sell to them under our equity line of credit agreement with H&QGF

    - an additional 100,000 shares may be offered and sold, from time to time, by H&QGF, who will originally receive these shares by converting shares of preferred stock issuable to H&QGF upon exercise of a warrant

    - 1,100,000 shares may be offered and sold, from time to time, by BH Capital Investments, L.P. and Excalibur Limited Partnership, who will originally receive all or a portion of these shares upon conversion of the $2.5 million principal amount of our 9% Secured Subordinated Convertible Debentures due December 15, 2000 that we issued to BH Capital and Excalibur in June 1999, or as payment of principal and accrued interest on these debentures

    - an additional 112,600 shares may be offered and sold, from time to time, by BH Capital and Excalibur, who will originally receive these shares upon exercise of warrants

    We refer to H&QGF, BH Capital, Excalibur and the other stockholders who may offer and sell shares of our common stock under this prospectus as "Selling Stockholders."


    Pursuant to our equity line agreement with H&QGF, beginning on the date the registration statement, of which this prospectus forms a part, is declared effective by the SEC through December 31, 1999, subject to certain conditions we may from time to time, in our sole discretion, sell or "put" shares of our preferred stock to H&QGF. Upon conversion of these shares to common stock, H&QGF may resell these shares pursuant to this prospectus. H&QGF is an "underwriter" within the meaning of the Securities Act in connection with these sales.


    We will not receive any proceeds from the sale of shares by the Selling Stockholders.


    Our common stock is traded on the Nasdaq SmallCap Market under the symbol "VCMP." Prior to changing our name from UOL Publishing, Inc. to VCampus Corporation in September 1999, our common stock was traded under the symbol "UOLP." On November 1, 1999, the last sale price of our common stock on the Nasdaq SmallCap Market was $2.50 per share.


                            ------------------------

   INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                            ------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS
                   ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

                            ------------------------

                         FOR CALIFORNIA INVESTORS ONLY

    In California sales will be limited to those investors:

        (i) who have a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income of not less than $65,000; or

        (ii) who have a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile);

    provided, that in either case the investment will not exceed ten percent (10%) of the investor's net worth.

    Offers and sales in California may also be made to purchasers who are accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.


                The date of this prospectus is November 4, 1999.

                    HAMBRECHT & QUIST GUARANTY FINANCE, LLC

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where it is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results we discuss in the forward-looking statements. See "Special Note Regarding Forward-Looking Statements." We discuss some of the factors that might cause differences in actual results in the "Risk Factors" section of this prospectus.

                                  OUR COMPANY

     VCampus Corporation utilizes an Internet-based technology that allows for the enrollment, registration, teaching, tracking, testing, grading and certification of distance learners on the VCampus(TM) 2.5 distributed learning platform. We provide a completely outsourced and value-added service that enables our clients to place third-party courseware, proprietary training courses and/or accredited courses on a remotely hosted Internet distribution platform. The core element of the VCampus(TM) system is found in the Student Management System -- a sophisticated, activity-tracking tool that manages all aspects of student and employee progress through an established learning plan. When an organization's internal courses are combined with the VCampus library of hundreds of courses in Management Skills, Information Technology, Telecommunications and Personal Improvement, the combined delivery and tracking of courses creates a responsible solution for those entities requiring an enterprise-wide learning environment. A VCampus(TM) is accessible by virtually any Internet-ready PC. Enrolled students can then access the courseware online, typically via a PC connected to the Internet or a corporate intranet. Once a student has completed a course, he or she receives credit or certification, as appropriate. As of June 30, 1999, the Company had over 60 VCampuses(TM) in operation with its corporate and academic institution partners.

     We also offer courseware through more traditional media, including on-site and classroom training, diskette, CD-ROM and printed formats, through our HTR and Teletutor subsidiaries. In December 1998, we announced plans to sell our non-online "legacy" businesses (with the exception of Teletutor) in order to focus on our core online business. We believe this move is consistent with our strategy of moving content and customers to an online training platform from the traditional classroom and computer-based training methods used in our non-online businesses. Thus, in September 1998 we sold our Ivy Software, Inc. subsidiary, while retaining the rights to sell and distribute online versions of Ivy courseware, and in December 1998, we sold our HTR subsidiary's consulting division. In addition, in June 1999 we completed the sale of our HTR subsidiary's Knowledgeworks business for $1.5 million. We have retained investment-banking services to assist in the divestiture of our HTR subsidiary's instructor-led training business, which we expect to complete in the fourth quarter of 1999. We have also taken the following actions to provide future funding for operations:

     - In late August 1999 we entered into a receivables factoring arrangement with a new lender to provide short-term financing.

     - We have retained advisory services to identify a strategic partner to provide both global marketing leverage and additional capital.

     - We entered into an equity line of credit agreement with H&QGF to provide private equity financing through December 31, 1999. As soon as practicable after the effectiveness of the registration statement (probably within a week), we plan to drawdown the maximum initial amount permitted under the equity line. Based on our 30-day average share price of $2.86 per share and our 30-day average daily trading volume of 16,498 shares as of October 21, 1999, we would be entitled to drawdown approximately $197,000 in connection with our first drawdown. We expect to effect subsequent drawdowns of the applicable maximum amount available under the equity line every 15 trading days thereafter until December 31, 1999, the termination date of the equity line.

     - We raised $2.5 million in June 1999 through the issuance of our 9% Secured Subordinated Convertible Debentures due December 15, 2000, most of which was used to repay short-term indebtedness.

     - We raised approximately $1.3 million in May 1999 through a private placement of 448,297 shares of common stock at a price of $2.9375 per share.

     Our objectives are (1) to be the leading publisher of online courseware for the corporate training and education market and (2) to make VCampus(TM) the global standard for online delivery of corporate training and education courseware. Our strategy to achieve these objectives includes:

     - publishing high-quality courseware (including courseware certified by independent academic institutions);

     - expanding our customer base, especially to include those who might benefit most from the Company's Web-based solution for delivering corporate training and education courseware;

     - upgrading our existing technologies to maintain our position as a leader in technology-based corporate training; and

     - developing brand recognition for our products and services.

     We target customers in the telecommunications, healthcare, utilities, information technology and financial services industries, as well as academic institutions, all of which we believe have relatively large training and education budgets, significant training needs and receptiveness to new technology. Our existing courseware library includes over 1,100 online courses, of which approximately 160 are available for general distribution and consumer access. These courses are in what we believe to be high-demand subject matter areas such as information technology, telecommunications, compliance/ OSHA, business, management and finance. We convert to our interactive online format courses that we believe are proven and popular in diverse subject matter areas. Through September 30, 1999, we had delivered over 375,000 course enrollments through our corporate and academic partnerships.

     On October 21, we announced the following results for the third quarter ended September 30, 1999:

     During the third quarter 1999, we incurred a net loss of $1,527,293, or $0.33 per share, compared to a net loss of $1,731,801, or $0.45 per share, for the third quarter 1998. For the nine months ended September 30, 1999, the net loss was $5,095,120, or $1.12 per share, compared to a net loss of $12,923,453, or $3.39 per share, for the comparable 1998 period. Excluding certain non-recurring costs related to a reorganization plan initiated primarily at the end of the first and second quarters of 1998, the total loss was $1,349,847, or $0.35 per share, for the third quarter of 1998, and $11,144,989, or $2.92 per share, for the comparable 1998 period.

     Total revenues for the third quarter of 1999 were $3,076,488, compared to $4,283,287 for the third quarter of 1998. For the nine-month period ended September 30, 1999 total revenues were $9,040,558, compared to $11,311,618 for the comparable 1998 period. The decrease in revenues, for both the three- and nine-month periods primarily reflects the sale of Ivy Software, Inc. and HTR's consulting and Knowledgeworks businesses at the end of the third and fourth quarters of 1998, and the end of the second quarter of 1999, respectively, offset partially by increases in online tuition revenues. Teletutor product sales declined as the CD ROM-based sales transitioned to online sales.

     Total costs and expenses for the third quarter and nine-month periods of 1999 were $4,445,341 and $13,464,194, respectively, compared to $5,421,419 and
$21,950,022 incurred during the respective periods in 1998, after excluding certain non-recurring costs as described above. The decreases for both periods primarily reflect the effect of cost-cutting measures initiated at the end of the first and third quarters of 1998 and, to a lesser extent, the divestitures of Ivy and HTR's consulting and Knowledgeworks businesses. Certain prior period amounts have been reinstated to conform to the 1999 presentation.

     Sales of online courses offered on our VCampus online courseware delivery platform increased 304% to reach approximately 109,000 courses delivered during the third quarter, up from third quarter 1998 course deliveries of approximately 27,000, and increasing 12% sequentially from second quarter 1999, when approximately 97,000 online courses were sold. Online tuition revenue for the third quarter reached $1,108,967, up 139% from third quarter 1998 online tuition revenue of $463,539, and up 15% from second quarter 1999 online tuition revenue of $967,491. In addition, we successfully delivered approximately 65,000 proprietary courses to one of our largest customers in the third quarter. Sales of VCampus library courses increased to approximately 10,000 courses delivered in the third quarter, a 45% increase over the second quarter. VCampus library courses accounted for approximately 25% of online tuition revenues in the third quarter.

     Third quarter 1999 revenues for our non-online ("legacy") businesses increased 7% from 1999's second quarter legacy revenues of $1,546,245. The increase was due primarily to a 23% increase in revenues generated from the instructor-led training business offset by a decline in Teletutor CD Rom-based sales. Revenues for the legacy businesses for the third quarter were $1,649,207, down 50% compared to 1998's third quarter legacy revenues of $3,312,048. The decrease primarily reflects the fact that Ivy Software, Inc. and HTR's consulting and Knowledgeworks businesses were sold at the end of the third and fourth quarters of 1998, and the second quarter of 1999, respectively.

     Following stockholder approval at our Annual Meeting of Stockholders held on September 9, 1999, the Company changed its name to VCampus Corporation and changed its ticker symbol to "VCMP."

     The Company was incorporated in Virginia in July 1984 and reincorporated in Delaware in March 1985. Our principal executive offices are located at 8251 Greensboro Drive, Suite 500, McLean, Virginia 22102, our telephone number at that address is (703) 893-7800, and our web-site is located at http://www.vcampus.com.

                                  THE OFFERING

     H&QGF, BH Capital and Excalibur and the other Selling Stockholders may offer and sell shares of our common stock under this prospectus.

H&QGF

     We entered into an equity line of credit agreement with H&QGF effective May 4, 1999. This agreement entitles us to sell, from time to time through December 31, 1999, up to $3.0 million of our

Series E Convertible Preferred Stock at a price equal to 85% of the lower of (1) the closing market price of our common stock on the date of issuance and (2) the average of the lowest intra-day prices of our common stock over the five-day period ending on the date of issuance. We may sell as much as $500,000 in preferred stock at any time, subject to certain conditions, with the total amount sold not to exceed $3.0 million; except that the number of shares of preferred stock we can sell to H&QGF is further limited by the requirement that H&QGF hold no more than 9.9% of our outstanding stock at any given time.

     Pursuant to the equity line of credit agreement, we have:

     - filed a registration statement that includes the 1,800,000 shares of common stock issuable upon conversion of the preferred stock that we may sell to H&QGF, which shares of common stock H&QGF may then offer and sell to the public through this prospectus; and

     - issued to H&QGF a warrant to purchase 100,000 shares of Series E Convertible Preferred Stock at an exercise price of $3.6675 per share (which equals 120% of the 5-day average closing bid price per share for our common stock), convertible into 100,000 shares of common stock that H&QGF may also offer and sell to the public through this prospectus.

     As soon as practicable after the effectiveness of the registration statement (probably within a week), we plan to drawdown the maximum initial amount permitted under the equity line. Based on our 30-day average share price of $2.86 per share and our 30-day average daily trading volume of 16,498 shares as of October 21, 1999, we would be entitled to drawdown approximately $197,000 in connection with our first drawdown. We expect to effect subsequent drawdowns of the applicable maximum amount available under the equity line every 15 trading days thereafter until December 31, 1999, the termination date of the equity line.

BH CAPITAL AND EXCALIBUR

     We issued $2.5 million principal amount of our 9% Secured Subordinated Convertible Debentures due December 15, 2000 to BH Capital and Excalibur in June 1999. The debentures are convertible, at the option of the holder, into shares of our common stock at a price per share of $5.55, based on the 5-day average closing price of our common stock prior to the closing of the issuance of the debentures, subject to adjustment for stock splits, stock dividends and reverse stock splits. Principal and accrued interest on the debentures are payable in either cash or common stock, depending on the price of our common stock at the time of payment. Interest is payable quarterly and after September 15, 1999, BH Capital and Excalibur can demand monthly repayments of up to 15% of the principal amount of debentures outstanding, on a cumulative basis. For any repayment of principal or payment of interest:

     - If the 5-day average closing price at the time of payment is higher than the fixed conversion price per share of $5.55, payment must be made in stock at the fixed price.

     - If the 5-day average closing price is lower than $5.55, payment must be made in cash as follows: (1) prior to January 15, 2000, at 110% of the amount requested, plus accrued interest, and we must issue warrants to BH Capital and Excalibur to purchase an additional 22,520 shares of common stock; or (2) after January 15, 2000, at 115% of the amount requested, plus accrued interest.

     If we are unable or unwilling to make any payment in cash as required, we can pay in common stock valued at 85% of the average of the two lowest consecutive closing bid prices for the stock during the 20 trading days prior to the repayment demand. However, to the extent available, we intend to use funds available under the H&QGF equity line of credit to make repayments in cash rather than permit any conversions at less than $5.55 per share.

     Pursuant to the agreement with BH Capital and Excalibur providing for the issuance of the debentures, we have:

     - filed a registration statement that includes an estimated up to 1,100,000 shares of common stock available for issuance upon conversion of the debentures, which shares BH Capital and Excalibur may then offer and sell to the public through this prospectus; and

     - issued warrants to BH Capital and Excalibur to purchase 112,600 shares of common stock at an exercise price of $6.38 per share (which equals 115% of the 5-day average closing bid price for our common stock prior to the funding date of June 15, 1999), which shares BH Capital and Excalibur may also offer and sell to the public through this prospectus.

     The effective interest rate of the Secured Subordinated Convertible Debentures is approximately 20% after valuation of the warrants issued to BH Capital and Excalibur and the conversion feature.

OTHER SELLING STOCKHOLDERS


     We have filed a registration statement that also includes 2,475,829 shares of common stock held by other stockholders listed on pages 64 and 65 under "Selling Stockholders."



Offered by the Selling Stockholders
(including H&QGF, BH Capital and
Excalibur)................................  5,588,429 shares of common stock of VCampus
                                            Corporation, $0.01 par value.
Offering Price............................  Determined at the time of sale by the Selling
                                            Stockholders.
Common Stock outstanding as of June 30,
  1999....................................  4,799,310 shares*
Use of Proceeds...........................  We will not receive any of the proceeds of the offering of shares by the Selling Stockholders under
                                            this prospectus. Any proceeds we receive from the
                                            sale of preferred stock pursuant to the equity line
                                            of credit agreement with Hambrecht & Quist and the
                                            exercise of the H&QGF warrant will be used for
                                            general corporate purposes. See "The Equity Line of
                                            Credit Agreement."
Dividend Policy...........................  We currently intend to retain any future earnings to fund the development and growth of our business.
                                            Therefore, we do not currently anticipate paying cash
                                            dividends on our common stock. See "Dividend Policy."
Nasdaq SmallCap Market Symbol.............  VCMP


---------------
*Does not include:

     - 1,988,337 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 1999 (including 100,000 shares issuable on an as-converted basis upon exercise of the H&QGF preferred stock warrant and 112,600 shares of common stock issuable upon exercise of the BH Capital and Excalibur warrants);

     - 1,412,200 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999;

     - 1,800,000 shares of common stock issuable upon conversion of preferred stock we may issue under the equity line of credit agreement with H&QGF; and

     - 1,100,000 shares of common stock issuable upon conversion of the 9% Secured Subordinated Convertible Debentures due December 15, 2000.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in the prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1996, 1997 and 1998 is derived from, and is referenced to, the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data presented below as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 has been derived from the Company's unaudited consolidated financial statements included elsewhere in this prospectus. The pro forma data reflects the issuance of $3.0 million in Series E Convertible Preferred Stock and the assumed conversion to 486,815 shares of Common Stock.

                                                                           SIX MONTHS ENDED JUNE
                                             YEARS ENDED DECEMBER 31,               30,
                                           -----------------------------   ----------------------
                                            1996       1997       1998        1998        1999
                                           -------   --------   --------   ----------   ---------
                                                                                (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net revenues.............................  $   942   $ 10,145   $ 14,683    $  7,028     $ 5,964
Loss from operations.....................   (4,949)   (16,599)   (18,307)    (10,897)     (3,055)
Net loss.................................   (4,641)   (16,145)   (19,811)    (11,192)     (3,346)
Dividends to preferred stockholders......     (331)        --       (358)         --        (147)
Net loss attributable to common
  stockholders...........................   (4,972)   (16,145)   (20,169)    (11,192)     (3,493)
Net loss per share.......................  $ (4.98)  $  (4.91)  $  (5.27)   $  (2.93)    $ (0.79)
Net loss per share -- assuming
  dilution...............................  $ (4.98)  $  (4.91)  $  (5.27)   $  (2.93)    $ (0.79)

                                                               AT JUNE 30, 1999
                                                                  (UNAUDITED)
                                                              -------------------
                                                                           PRO
                                                               ACTUAL     FORMA
                                                              --------   --------
BALANCE SHEET DATA:
Working capital (deficit)...................................  $ (1,373)  $  1,627
Total assets................................................    13,029     16,029
Total liabilities...........................................     7,513      7,513
Accumulated deficit.........................................   (51,190)   (51,720)
Total stockholders' equity..................................     5,516      8,516

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus discuss our plans and strategies for our business and are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these statements, including:

     - our limited operating history in targeted markets

     - our history of losses and negative operating cash flows

     - our future capital needs and the uncertainty of additional funding

     - difficulties in managing rapid growth

     - competition

     - a developing market, rapid technological changes and new products

     - our dependence on online distribution

     - our substantial dependence on courseware and third-party courseware providers

     - our substantial dependence on third-party technology

     - our limited marketing experience and substantial dependence on third-party distribution

     We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our common stock, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see the "Risk Factors" section of this prospectus. In light of the risks and uncertainties discussed in "Risk Factors" and elsewhere in this prospectus, events referred to in forward-looking statements in this prospectus might not occur.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with it. For further information with respect to our company and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the offices of the SEC in Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as our company, that file electronically with the SEC. We also maintain a Web site (http://www.vcampus.com).

                                  RISK FACTORS

     You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

     If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, and in any documents incorporated in this prospectus by reference.

     WE HAVE INCURRED LOSSES AND ANTICIPATE FUTURE LOSSES. We have incurred significant losses since our inception in 1984, including net losses of $4.6 million, $16.1 million and $19.8 million for the years ended December 31, 1996, 1997 and 1998, and of $3.3 million for the six months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of approximately $51,190,000, stockholder's equity of approximately $5,516,000 and a working capital deficit of approximately $1,373,000. We expect losses from operations to continue at least through the third quarter of 1999 until our non-online business have been sold and as our online revenue stream matures. For these and other reasons, we cannot assure you that we will ever operate profitably.

     WE HAVE A LIMITED OPERATING HISTORY. Although the Company was founded in 1984, we changed our business focus in 1993 to take advantage of, among other things, the market opportunities we saw for online education that resulted from technological developments relating to the Internet. We introduced our first revenue-generating Web-based course in Spring 1996. Given our limited operating history in the online education and training business, we cannot assure you that our online revenues will grow.

     WE MAY NOT BE ABLE TO MEET OUR ONLINE BUSINESS OBJECTIVE. Our key objective is to be the leading publisher of online courseware for the corporate training and education market. Pursuing this objective may significantly strain our administrative, operational and financial resources. We cannot assure you that we will be able to find, train and retain qualified administrative personnel, or do so on a timely basis, or that we will have the operational, financial and other resources to the extent required to meet our online business objective.

     WE MAY BE UNABLE TO EXECUTE OUR DIVESTITURE STRATEGY. In December 1998 we announced plans to sell our remaining non-online businesses in order to better focus on our core online business. Our ability to implement this divestiture strategy will depend on our ability to identify potential acquirors and to negotiate favorable agreements for the sale of our non-online businesses. We cannot assure you that we will be successful in identifying potential acquirors, or that we will be able to sell our remaining non-online businesses on favorable terms, if at all. Even if we succeed in executing our divestiture strategy, we cannot assure you that we will successfully overcome the risks associated with such a strategy, such as the potential disruption of our ongoing business, the additional expense associated with the divestiture, the impairment of relationships with employees and customers and any other problems we may encounter. Any of these factors could adversely affect our financial condition and the market price of our common stock may decline.

     WE WILL NEED TO RAISE ADDITIONAL CAPITAL. In the near future, we will need to raise additional funds through public or private sale of our equity or debt securities or from other sources for the following purposes:

     - to build our core online business;

     - to divest our non-online businesses; and

     - to maintain compliance with Nasdaq listing requirements.

     As of the date of this filing, we have initiated efforts to raise additional capital. We cannot assure you, however, that additional funds will be available when we need them, or that if funds are available, they will be on terms favorable to us and our stockholders. If we are unable to obtain sufficient funds or if adequate funds are not available on terms acceptable to us, we may be unable to meet our business objectives. A lack of sufficient funds could also prevent us from taking advantage of important opportunities or being able to respond to competitive conditions. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

     Our need to raise additional funds could also directly and adversely affect your investment in our common stock in another way. When a company raises funds by issuing shares of stock, the percentage ownership of the existing stockholders of that company is reduced or diluted. If we raise funds in the future by issuing additional shares of stock, you may experience significant dilution in the value of your shares. Additionally, certain types of equity securities that we may issue in the future could have rights, preferences or privileges senior to your rights as a holder of our common stock.

     WE FACE UNCERTAINTIES AND RISKS RELATING TO OUR NASDAQ SMALLCAP MARKET LISTING. Our common stock is currently listed on the Nasdaq SmallCap Market. Nasdaq has certain requirements that a company must meet in order to remain listed on the Nasdaq SmallCap Market. If we continue to experience losses from our operations or if we are unable to raise additional funds, we may not be able to maintain the standards for continued quotation on the Nasdaq SmallCap Market.

     The Nasdaq SmallCap Market is a significantly less active market than the Nasdaq National Market. You could find it more difficult to dispose of your shares of our common stock than if our common stock were listed on the Nasdaq National Market.

     Furthermore, Nasdaq recently adopted new rules that make continued listing of companies on the Nasdaq SmallCap Market more difficult. If as a result of the application of these new rules, our common stock were delisted from the Nasdaq SmallCap Market, we would not have the right to obtain funds by issuing preferred stock under our equity line of credit agreement with H&QGF, BH Capital and Excalibur would have the right to demand prepayment of their convertible debentures and it could be more difficult for us to obtain other sources of financing in the future. Moreover, if our common stock were delisted from the Nasdaq SmallCap Market, our stock could be subject to what are known as the "penny stock" rules. The "penny stock" rules place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq SmallCap Market, the ability or willingness of broker-dealers to sell or make a market in our common stock could decline. As a result, your ability to resell your shares of our common stock could be adversely affected.

     THE LARGE NUMBER OF OUR SHARES ELIGIBLE FOR FUTURE SALE COULD HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK. A large number of shares of common stock already outstanding, or issuable upon exercise of options or warrants, is eligible for resale, which may adversely affect the market price of our common stock. As of June 30, 1999, we had 4,799,310 shares of common stock outstanding, an additional 1,838,174 shares were issuable upon conversion of outstanding preferred stock and another 3,400,617 shares upon exercise of outstanding warrants and options. In addition, in

May 1999 we entered into an equity line of credit agreement with H&QGF under which we may issue up to 1,800,000 shares of preferred stock that will be convertible into an equal number of shares of common stock. We have also granted a warrant to H&QGF to purchase 100,000 shares of preferred stock that will be convertible into an equal number of shares of common stock. Substantially all of the shares subject to outstanding warrants and options will, when issued upon exercise, be available for immediate resale in the public market pursuant to currently effective registration statements under the Securities Act of 1933, as amended, or pursuant to Rule 701 promulgated thereunder. The shares of stock acquired, or to be acquired, by H&QGF and the other Selling Stockholders will be available for immediate resale in the public market pursuant to this prospectus. Some of the shares that are or will be eligible for future sale, including the H&QGF shares, have been or will be issued at discounts on the market price of our common stock on the date of issuance. Resales or the prospect of resales of these shares may have an adverse effect on the market price of our common stock.

     WE SUBSTANTIALLY DEPEND ON THIRD-PARTY RELATIONSHIPS. We rely on maintaining and developing relationships with academic institutions and businesses that provide content for our products and services and with companies that provide the Internet and related telecommunications services used to distribute our products and services to customers.

     We have relationships with a number of academic institutions and businesses that provide us with course content for our online products and services. Many of the agreements we have entered into with these content providers limit our use of their course content, some do not cover use of any future course content and most may be terminated by either party upon breach or bankruptcy. Given our plans to introduce additional online courses in the future, we will need to license new course content from existing and prospective content providers. However we might not be able to maintain and modify, if necessary, our existing agreements with content providers, or successfully negotiate agreements with prospective content providers. If the fees we pay to acquire content increase, it could have an adverse effect on our results of operations. We might not be able to license course content at commercially reasonable rates or at all.

     We depend heavily on third-party providers of Internet and related telecommunications services. In order to reach customers, our products and services have to be compatible with the web browsers they typically use. We have access to customers via online networks through our arrangements with Internet service providers such as Intermedia Communications, Inc. and UUNET Technologies, Inc. Most of our arrangements with Internet service providers do not require future commitments to provide access or links to our products or services, are not exclusive and may be terminated by either party at will. We also depend on web-site operators that provide links to our web-sites, but we do not have any agreement with these web-site operators and the links to our web-sites could be deactivated at any time without notice.

     For the academic institutions and businesses that provide content for our products and services, the companies that provide the Internet and related telecommunications services used to distribute our products and services to customers, and the web-site operators that provide links to our company web-sites, we cannot assure you that:

     - they regard their relationships with us as important to their own businesses and operations;

     - they will not reassess their commitment to our products or services at any time in the future;

     - they will not develop their own competitive products or services;

     - the products or services by which they provide access or links to our products or services will achieve market acceptance or commercial success; or

     - our relationships with them will result in successful product or service offerings or generate significant revenues.

     If one or more of these entities fail to achieve or maintain market acceptance or commercial success, or if one or more of the entities that do succeed decide to end their relationship with us, it could have a material adverse effect on our company. Likewise, if our position on a web browser is terminated, or if one of our competitors secures an exclusive arrangement with respect to positioning on a web browser, traffic on our web-sites would be significantly reduced, which could have a material adverse effect on our results of operations.

     We sell a significant amount of products and services through resellers and strategic partners. We might not be able to attract resellers and partners that can market our products effectively and provide timely and cost-effective customer support and service. Some of our resellers and partners compete with one another and with prospective resellers of our products. Conflicts among resellers and partners can potentially have an adverse effect on our operations, such as when a reseller requires us to refrain from linking our products with competing products. We may be adversely affected by pricing pressure or other adverse consequences of competition or conflict among or with our resellers and partners, or should any reseller or partner fail to adequately penetrate its market segment. The inability to recruit, manage or retain important resellers or partners, or their inability to penetrate their respective market segments, would materially adversely affect our company.

     WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY. The market for educational and training products and services is highly competitive and we expect that competition will continue to intensify. There are no substantial barriers to entry into our business, and we expect that established and new entities will enter the market for online educational and training products and services in the near future.

     A number of our existing competitors, as well as a number of potential new competitors (including some of our strategic partners), have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers. In competing againsts us, our strategic partners could use information obtained from us to gain an additional competitive advantage over us. Our current and potential competitors might develop products and services that are superior to ours or that achieve greater market acceptance than ours. We might not compete effectively and competitive pressures might have a material adverse effect on our business, financial condition and results of operations.

     WE DEPEND ON KEY PERSONNEL. Our future success depends on the continued contributions of our key senior management personnel, some of whom have worked together for only a short period of time. Certain of our executive officers, including Narasimhan P. Kannan, Chairman of the Board and Chief Executive Officer, have employment agreements and we maintain "key man" life insurance in the amount of $1 million on Mr. Kannan. Neither the insurance nor the employment agreements will necessarily fully compensate us for, or preclude, the loss of services of these executive officers. The loss of services of any of our key management personnel, whether through resignation or other causes, or the inability to attract qualified personnel as needed, could have a material adverse effect on our financial condition and results of operation.

     WE ANTICIPATE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS. Our expense levels are based in part on our expectations as to future revenues. Quarterly sales and operating results generally depend on the licensing and support revenues, online revenues and development and other revenues, which are difficult to forecast. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant revenue shortfall would have an immediate adverse impact on our business and financial condition.

     Our operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control. These factors include:

     - demand for online education;

     - acceptance and usage of the Internet;

     - the budgeting cycles of customers;

     - seasonality of revenues corresponding to academic calendars;

     - capital expenditures and other costs relating to the expansion of operations;

     - the introduction of new products or services by us or our competitors;

     - the mix of the products and services sold and the channels through which those products and services are sold;

     - pricing changes; and

     - general economic conditions.

     As a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on us. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. Due to all of the foregoing factors, it is possible that in some future quarter, our operating results will be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially and adversely affected.

     WE RELY ON SIGNIFICANT CUSTOMERS. A significant portion of our revenues are generated by a limited number of customers. We expect that we will continue to depend on large contracts with a limited number of significant customers through the near future. This situation can cause our revenue and earnings to fluctuate between quarters based on the timing of contracts. Most of our customers have no obligation to purchase additional products or services from us. Consequently, if we fail to develop relationships with significant new customers, our business, financial condition and results of operations will be materially and adversely affected.

     WE DEPEND ON THE INCREASED USAGE AND STABILITY OF THE INTERNET. The future of the Internet as a center of commerce and information exchange will depend in significant part on the following factors:

     - continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet;

     - the level of Internet usage by individuals;

     - the number and quality of products and services designed for use on the Internet; and

     - expansion of the Internet infrastructure.

     Because usage of the Internet as a medium for online exchange of information, advertising, merchandising and entertainment is a recent phenomenon, it is difficult to predict whether the number of users will continue to increase and whether any significant market for our online products and services, or any substantial commercial use of the Internet, will develop. It is also uncertain whether the cost of Internet access will decrease. If Internet communication fails to achieve increased acceptance and does not become accessible to a broad audience at moderate costs, the viability of Internet commerce and the market for our products and services will be jeopardized.

     The success of our business also depends on a significant expansion of the Internet infrastructure to provide adequate Internet access and proper management of Internet traffic. It also needs to be expanded to provide a substantial amount of public education to increase confidence in the integrity and security of Internet commerce and communication. If the Internet infrastructure is not adequately expanded or managed, or if our products and services do not achieve sufficient market acceptance, then our business, financial condition and results of operations will be materially and adversely affected.

     WE FACE THE RISK OF SYSTEM FAILURES AND CAPACITY CONSTRAINTS. A key element of our strategy is to generate a high volume of online traffic to our products and services. Accordingly, the performance of our products and services is critical to our reputation, our ability to attract customers and market acceptance of our products and services. Any system failure that causes interruptions in the availability or increases response time of our products and services would result in less traffic to our web-sites and, if sustained or repeated, would reduce the attractiveness of our products and services. An increase in the volume of use of our products and services could strain the capacity of the software or hardware we use or the capacity of our network infrastructure, which could lead to slower response time. We experienced capacity constraints in early 1999 and might again. Any failure to expand the capacity of our hardware or network infrastructure on a timely basis or on commercially reasonably terms would have a material adverse effect on our business. We also depend on web browsers and Internet service providers for access to their products and services, and users may experience difficulties due to system failures unrelated to our systems, products and services.

     WE FACE SECURITY RISKS. We include in our products certain security protocols that operate in conjunction with encryption and authentication technology. Despite these technologies, our products may be vulnerable to break-ins and similar disruptive problems caused by online users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and the computer systems of end-users, which may result in significant liability for us and may also deter potential customers. For example, computer "hackers" could remove or alter portions of our online courseware. Persistent security problems continue to plague the Internet, the Web and other public and private data networks. Alleviating problems caused by third parties may require us to make significant expenditures of capital and other resources and may cause interruptions, delays or cessation of service to our customers and to us. Moreover, our security and privacy concerns and those of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the online marketplace generally, and our customer base and revenues in particular. We attempt to limit our liability to customers, including liability arising from a failure of the security features contained in our products, through contractual provisions limiting warranties and disallowing damages in excess of the price paid for the products and services purchased. However, these limitations might not be enforceable. We currently do not have product liability insurance to protect against these risks and insurance might not be available to us on commercially reasonable terms or at all.

     WE FACE AN UNDEVELOPED AND RAPIDLY CHANGING MARKET FOR OUR PRODUCTS AND SERVICES. The market for our products and services is rapidly evolving in response to recent developments relating to online technology. The market is characterized by evolving industry standards and customer demands, and an increasing number of market entrants who have introduced or developed online products and services. It is difficult to predict the size and growth rate, if any, of this market. As is typical in the case of a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Moreover, critical issues concerning the commercial use of online networks (including reliability, cost, ease of use and access, quality of service and market acceptance) remain unresolved and may impact potential future growth. Although costs have been decreasing while ease of use, market acceptance and access have been increasing, we cannot assure that these trends will continue. Our future success will depend in significant part on our ability to continue to improve the performance, features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings, and we cannot assure that we will be successful in developing, integrating or marketing such products or services. In addition, our new product releases may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and adversely affecting our business.

     THERE ARE RISKS RELATING TO OUR INTELLECTUAL PROPERTY RIGHTS. We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights.

     We have had certain trademark applications denied, and may have more denied in the future. We will continue to evaluate the need for registration of additional marks as appropriate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary to protect our proprietary technology. Any such litigation may be time-consuming and costly, cause product release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon us. These royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Our means of protecting our proprietary rights might not be adequate and our competitors might independently develop similar technology, duplicate our products or services or design around patents or other intellectual property rights we have. In addition, distributing our products through online networks makes our software more susceptible than other software to unauthorized copying and use. For example, online delivery of our courseware makes it difficult to ensure that others comply with contractual restrictions, if any, as to the parties who may access such courseware. We allow users to download electronically certain of our courseware content, which could adversely affect our ability to collect payment from users that obtain copies from our existing or past customers. If, as a result of changing legal interpretations of liability for unauthorized use of our software or otherwise, users were to become less sensitive to avoiding copyright infringement, we would be materially adversely affected.

     WE FACE GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. There are currently few laws or regulations that directly apply to activities on the Internet. We believe that we are not currently subject to direct regulation by any government agency in the United States, other than regulations that are generally applicable to all businesses. A number of legislative and regulatory proposals are under consideration by federal and state lawmakers and regulatory bodies and may be adopted with respect to the Internet. Some of the issues that these laws and regulations may cover include user privacy, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the projected demand for our products and services or increase our cost of doing business. The applicability to the Internet of existing U.S. and international laws governing issues such as property ownership, copyright, trade secret, libel, taxation and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business, results of operations, financial condition and prospects.

     POTENTIAL YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT OUR BUSINESS. We use computer software and related technologies throughout our business that are likely to be affected by the date change in the year 2000. We may not discover and remediate all potential problems with our systems in a timely manner. In addition, computer software and related technologies used by our customers, service providers, vendors and suppliers are likely to be affected. Failure of any of these parties to properly process dates for the year 2000 and thereafter could result in unanticipated expenses and delays to us, including delays in payments by customers for our products and services.

     Year 2000 problems could also undermine the general Internet infrastructure necessary to support our operations. For instance, we depend on third-party Internet service providers (known as "ISPs") to provide connections to the Internet and to our customers. Any interruption in service from our ISPs could result in a temporary interruption in the distribution of our services on the Internet. If businesses and consumers are not able to reliably access the Internet, the demand for our services could decline, resulting in an adverse impact to our business, financial condition and results of operations.

     Our operations could also be adversely affected if our customers fail to ensure that their software systems are Year 2000 compliant. We cannot assess or control the degree of Year 2000 compliance in our customers' information systems. Disruption in the information systems of significant customers could temporarily prevent those customers from accessing and using our products and services, which could materially affect our operating results. Certain customers may elect to discontinue use of our products and services until their internal information technology problems have been alleviated, which would adversely affect our business and results of operations. The spending pattern of current or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or update their systems for Year 2000 compliance. Because of these expenditures, our customers may have less money available to pay for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

     WE COULD ISSUE PREFERRED STOCK AND TAKE OTHER ACTIONS THAT MIGHT DISCOURAGE THIRD PARTIES FROM ACQUIRING US. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. We currently have outstanding two classes of preferred stock. The rights of the holders of the common stock are subject to the rights of the holders of our outstanding preferred stock, and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuing preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our company. Furthermore, the preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, issuing preferred stock could have a material adverse effect on the market value of our common stock.

     Certain provisions of our certificate of incorporation and our bylaws could make it more difficult for a third party to acquire, and could discourage a third party from attempting to acquire, control of our company. Some of them eliminate the right of stockholders to act by written consent and impose various procedural and other requirements which could make it more difficult for stockholders to undertake certain corporate actions. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control of our company. We may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of these measures may be adopted without any further vote or action by the stockholders, although we have no present plans to adopt any such measures. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of our company, impede a merger, consolidation or other business combination involving our company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our Company.

     WE MIGHT NOT BE ABLE TO USE NET OPERATING LOSS CARRYFORWARDS. As of December 31, 1998, we had net operating loss carryforwards for federal income tax purposes of approximately $30.7 million, which will expire at various dates through 2018. Our ability to use these net operating loss and credit carryforwards to offset future tax obligations, if any, may be limited by changes in ownership. Any limitation on the use of net operating loss carryforwards, to the extent it increases the amount of federal income tax that we must actually pay, may have an adverse impact on our financial condition.

     THERE ARE DILUTIVE EFFECTS OF THE EQUITY LINE OF CREDIT AGREEMENT WITH H&QGF AND POTENTIAL DILUTIVE EFFECTS OF THE DEBENTURES THAT WE ISSUED TO BH CAPITAL AND EXCALIBUR. The sale of stock pursuant to the equity line of credit agreement with H&QGF will have, and payments of interest on and principal repayments of the debentures we issued to BH Capital and Excalibur could have, a dilutive impact on our stockholders. As a result, our net income per share could be materially decreased, or net loss per share materially increased, in future periods and the market price of our common stock could be materially and adversely affected. The shares of preferred stock to be issued under the equity line of credit agreement, which will be convertible into a like number of shares of common stock, will be issued at a discount to the then-prevailing market price of the common stock. These discounted sales could have an immediate adverse effect on the market price of the common stock. We also issued to H&QGF a warrant to purchase 100,000 shares of preferred stock convertible, initially, into an equal number of shares of common stock, at an exercise price of $3.6675 per share (which equals 120% of the average bid closing price per share for our common stock for the five trading days prior to the date of grant). The issuance of shares of preferred stock under the equity line of credit agreement or upon exercise of the H&QGF warrant, and the subsequent conversion of those shares into common stock and resale of the common stock would have a further dilutive effect on our common stock and could adversely affect its market price.

     The debentures are convertible at a fixed conversion price per share of $5.55. If our stock price is below $5.55 per share at any time when an interest payment is due or when either BH Capital or Excalibur or both have demanded a principal repayment, and we elect to make payment in stock, the stock used for payment will be valued at 85% of the average of the two lowest consecutive closing bid prices for the stock during the 20 trading days prior to the repayment demand. Issuing stock at these discounted values could have an immediate adverse effect on the market price of the common stock. Moreover, the resale of this stock could have further dilutive effects.

     WE DO NOT PRESENTLY ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON
STOCK. We intend to retain all earnings for the foreseeable future for funding our business operations. In addition, our outstanding preferred stock and credit facilities contain restrictions on our ability to declare and pay dividends on our common stock. Consequently, we do not anticipate paying any cash dividends on our common stock for the foreseeable future.

     THE OFFER AND SALE OF SHARES OF PREFERRED STOCK TO H&QGF UNDER THE PRIVATE EQUITY LINE ARRANGEMENT MIGHT VIOLATE SECURITIES LAWS. In a convertible transaction like our sale of convertible preferred stock to H&QGF, the issuer of such securities generally may register the resale of securities prior to their issuance if the issuer has completed a valid exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the registration statement. Because H&QGF might not be deemed to have been at market risk prior to filing of the registration statement, the transaction might not qualify for an exemption from the registration requirements of the Securities Act of 1933. If this transaction is deemed to have violated the Securities Act of 1933, H&QGF would have the right, for a period of up to one year from the date of its purchase of preferred stock, to recover the cash it paid, or, if it had already sold the stock, sue for damages resulting from its purchase. These damages could total up to the full $3 million plus interest that H&QGF might purchase under the equity line. If this occurs, our business, results of operations and financial condition would be harmed. In particular, such an occurrence would have a material adverse effect on our liquidity position and our ability to meet short-term obligations and we might not be able to secure alternative financing on favorable terms or at all.

                      THE EQUITY LINE OF CREDIT AGREEMENT

     On May 4, 1999, we entered into an equity line of credit agreement with H&QGF, pursuant to which, subject to the satisfaction of certain conditions, we may issue and sell, from time to time, up to an aggregate of $3.0 million, subject to certain limitations, of our Series E Convertible Preferred Stock.

     Beginning on the date the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission (the "SEC"), and continuing from that date through December 31, 1999, we may from time to time, in our sole discretion, sell ("put") shares of our preferred stock to H&QGF at a price per share equal to 85% of the lower of (1) the closing market price of our common stock on the date of issuance and (2) the average of the lowest intra-day prices of our common stock over the five-day period ending on the date of issuance.

     As soon as practicable after the effectiveness of the registration statement (probably within a week), we plan to drawdown the maximum initial amount permitted under the equity line. Based on our 30-day average share price of $2.86 per share and our 30-day average daily trading volume of 16,498 shares as of October 21, 1999, we would be entitled to drawdown approximately $197,000 in connection with our first drawdown. We expect to effect subsequent drawdowns of the applicable maximum amount available under the equity line every 15 trading days thereafter until December 31, 1999, the termination date of the equity line.

     Our ability to put shares of our preferred stock to H&QGF is subject to certain conditions and limitations, including, but not limited to, the following:

     - the registration statement, of which this prospectus is a part, must have previously become effective and shall remain effective on the date of each put;

     - our representations and warranties to H&QGF set forth in the equity line of credit agreement must be true and correct in all material respects as of the date of each put;

     - no statute, rule, regulation, executive order, decree, ruling or injunction shall be in effect that prohibits, nor any action, suit or proceeding shall be in progress, pending or threatened that seeks to enjoin or prohibit, the transactions contemplated under the equity line of credit agreement, or otherwise has a material adverse effect on our business, operations, properties or financial condition;

     - at the time of a put, there shall have been no material adverse change in our business, operations, properties, prospects or financial condition, except as disclosed in our reports filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended;

     - our common stock shall not have been delisted from its principal market (currently the Nasdaq SmallCap Market) nor suspended from trading;

     - the issuance of shares to H&QGF shall not violate the Nasdaq SmallCap Market (or other principal market) shareholder approval requirements;

     - the total of all H&QGF's purchases of preferred stock under the equity line of credit agreement shall not exceed $3.0 million;

     - no more than the lesser of two (four, in the case of a one-time "special" put right) times the average dollar trading volume for the 30 days preceding the put and $500,000 of preferred stock can be put to H&QGF at a time and at least 15 trading days must elapse between puts; and

     - the number of shares of preferred stock already held by H&QGF, together with those shares we propose to put to H&QGF, shall not exceed 9.9% of the total amount of our common stock that would be outstanding after completion of the put, including the preferred stock on an as-converted basis.

     H&QGF, or other underwriters of the securities, have the right to review this registration statement and our records and properties to obtain information about us and the accuracy of this registration statement and prospectus. H&QGF has the opportunity to comment on the registration statement and prospectus, but is not entitled to reject a put by us based on their review. H&QGF may be entitled to indemnification by us for any lawsuits based on language in this prospectus with which it does not agree.

     We cannot assure you that we will satisfy all conditions required under the equity line agreement with H&QGF, or that we will be able to sell any shares to H&QGF thereunder. If, for example, we fail to maintain the quotation of our common stock on the Nasdaq SmallCap Market, we will not be able to sell preferred stock to H&QGF under the equity line of credit agreement.

     We have filed a registration statement, of which this prospectus forms a part, in order to permit H&QGF to resell to the public any common stock it may hold by converting shares of preferred stock issued under the equity line of credit agreement.

     In conjunction with the equity line of credit agreement, on May 4, 1999, we issued to H&QGF a warrant to purchase 100,000 shares of our preferred stock, initially convertible into a like number of shares of common stock, at an exercise price of $3.6675 per share. The H&QGF warrant is exercisable through May 2006. The warrant contains provisions that protect H&QGF against dilution by adjustment of the exercise price and the number of shares issuable thereunder upon the occurrence of certain events, such as a merger, stock split or reverse stock split, stock dividend or recapitalization. The exercise price of the H&QGF warrant is payable either in cash or by cashless exercise, in which that number of shares of preferred stock issuable pursuant to the warrant having a fair market value at the time of exercise equal to the aggregate exercise price are cancelled as payment of the exercise price. The fair market value of the preferred stock shall be determined using the then-current market price of our common stock and the ratio for converting preferred stock into common stock then in effect.

     Under the equity line of credit agreement with H&QGF, we agreed to register for resale the common stock issuable upon conversion of any preferred stock issued to H&QGF under the agreement. Registration will permit H&QGF to resell this common stock from time to time in the market or in privately-negotiated transactions. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep the registration statement effective as long as H&QGF holds shares of our stock. We have agreed to bear certain expenses (other than broker discounts and commissions, if any), including H&QGF's legal fees not to exceed $5,000, in connection with the registration statement.

               THE 9% SECURED SUBORDINATED CONVERTIBLE DEBENTURES
                             DUE DECEMBER 15, 2000

     In June 1999 we issued $2.5 million principal amount of our 9% Secured Subordinated Convertible Debentures due December 15, 2000 to BH Capital and Excalibur. The debentures are convertible, at the option of the holder, into shares of our common stock at a price per share of $5.55, based on the 5-day average closing price of our common stock prior to the closing of the issuance of the debentures, subject to adjustment for stock splits, stock dividends and reverse stock splits. Principal and accrued interest on the debentures are payable in either cash or common stock, depending on the price of our common stock at the time of payment. Interest is payable quarterly and after September 15, 1999, BH Capital and Excalibur can demand monthly repayments of up to

15% of the principal amount of debentures outstanding, on a cumulative basis. For any repayment of principal or payment of interest:

     - If the 5-day average closing price at the time of payment is higher than the fixed conversion price per share of $5.55, payment must be made in stock at the fixed price.

     - If the 5-day average closing price is lower than $5.55, payment must be made in cash as follows: (1) prior to January 15, 2000, at 110% of the amount requested, plus accrued interest, and we must issue warrants to BH Capital and Excalibur to purchase an additional 22,520 shares of common stock; or (2) after January 15, 2000, at 115% of the amount requested, plus accrued interest.

If we are unable or unwilling to make any payment in cash as required, we can pay in common stock valued at 85% of the average of the two lowest consecutive closing bid prices for the stock during the 20 trading days prior to the repayment demand. However, to the extent available, we intend to use funds available under the H&QGF equity line of credit to make repayments in cash rather than permit any conversions at less than $5.55 per share.

     We have filed a registration statement, of which this prospectus forms a part, in order to permit BH Capital and Excalibur to resell to the public any common stock (up to 1,100,000 shares) they may hold either through conversion of the debentures into common stock or payments of interest on and repayments of principal of the debentures in common stock.

     Pursuant to the agreement providing for the issuance of the debentures, we have issued warrants to BH Capital and Excalibur to purchase 112,600 shares of common stock at an exercise price of $6.38 per share (which equals 115% of the 5-day average closing bid price for our common stock prior to the issuance of the debentures). The warrants contain provisions to protect against dilution by adjustment of the exercise price and the number of shares issuable under them upon the occurrence of certain events, including a merger, consolidation, disposition of assets, stock split or reverse stock split, stock dividend or recapitalization. The exercise price of the warrants is payable either in cash or by cashless exercise, in which that number of shares of common stock issuable pursuant to the warrant having a market value (as determined using the then-current market price of the common stock) at the time of exercise equal to the aggregate exercise price are cancelled as payment of the exercise price.

     The effective interest rate of the Secured Subordinated Convertible Debentures is approximately 20% after valuation of the warrants issued to BH Capital and Excalibur and the conversion feature. We agreed to register for resale the common stock issuable upon conversion of the debentures and exercise of the warrants issued to BH Capital and Excalibur. Registration will permit them to resell this common stock from time to time in the market or in privately-negotiated transactions. We will prepare and file amendments and supplements to the registration statement as necessary in order to keep the registration statement effective as long as BH Capital and Excalibur hold shares of our stock. We have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement.

                        DETERMINATION OF OFFERING PRICE

     The Selling Stockholders may offer, pursuant to this prospectus, shares of common stock to purchasers from time to time in public or private transactions, on or off on the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. As such, the offering price is indeterminate as of the date of this prospectus. See "Plan of Distribution."

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol "VCMP." For each quarter since the beginning of 1997, the high and low bid quotations for our common stock, as reported by Nasdaq, were as follows:


                                                               HIGH     LOW
                                                              ------   ------
1997
  First quarter.............................................  $15.25   $12.00
  Second quarter............................................  $13.25   $10.00
  Third quarter.............................................  $26.25   $12.13
  Fourth quarter............................................  $26.50   $12.50
1998
  First quarter.............................................  $16.50   $ 7.75
  Second quarter............................................  $13.25   $ 3.88
  Third quarter.............................................  $ 8.00   $ 4.00
  Fourth quarter............................................  $ 9.13   $ 1.94
1999
  First quarter.............................................  $ 5.87   $ 2.62
  Second quarter............................................  $ 8.31   $ 2.62
  Third quarter.............................................  $ 8.00   $ 3.00
  Fourth quarter through November 2, 1999...................  $ 3.56   $ 2.18


     The foregoing bid quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings for our business and, therefore, do not anticipate paying cash dividends in the foreseeable future. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements, restrictions in loan agreements and on such other factors as our Board of Directors, in its discretion, may consider relevant.

                                USE OF PROCEEDS

     The proceeds from the sale of the common stock will be received directly by the Selling Stockholders. No proceeds will be received by the Company from the sale of the common stock offered hereby. However, the Company will receive the put price pursuant to the equity line of credit agreement with H&QGF if and to the extent we issue and sell preferred stock (convertible into common stock offered by this prospectus) to H&QGF pursuant to the agreement. As determined under the agreement, the put price equals 85% of the lower of (1) the closing market price of our common stock on the date of issuance and (2) the average of the lowest intra-day prices of our common stock over the five-day period ending on the date of issuance. The Company will also receive the proceeds, if any, relating to the exercise of the warrant granted to H&QGF in connection with the equity line of credit agreement and the warrants granted to BH Capital and Excalibur in connection with the issuance of our 9% Secured Subordinated Convertible Debentures due December 15, 2000. All proceeds from the sale of preferred stock under the Equity Line Agreement and from the exercise of the H&QGF, BH Capital and Excalibur warrants will be used for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1999: (i) on an actual basis; and (ii) on a pro forma basis to reflect the issuance of $3.0 million in Series E Convertible Preferred Stock and the immediate conversion to 486,815 shares of Common Stock. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                                  JUNE 30, 1999
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Long-term debt:
     Convertible Subordinated Debentures....................  $  2,099    $  2,099
     Other notes payable (current)..........................       601         601
                                                              --------    --------
          Total Long-Term Debt..............................     2,700       2,700
Stockholders' Equity:
     Series C Convertible Preferred Stock, $0.01 par value
      per share; 1,000,000 shares authorized; 623,339 shares
      issued and outstanding................................         6           6
     Series D Convertible Preferred Stock, $0.01 par value
      per share; 1,200,000 shares authorized; 1,082,625
      shares issued and outstanding.........................        11          11
     Common Stock, $0.01 par value per share; 36,000,000
      shares authorized; 4,799,310 and 5,286,125 shares
      issued and outstanding for Actual and Pro Forma,
      respectively (2)......................................        48          53
     Additional paid-in capital (1).........................    56,641      60,166
     Accumulated deficit (1)................................   (51,190)    (51,720)
                                                              --------    --------
          Total Stockholder's Equity........................     5,516       8,516
                                                              --------    --------
               Total Capitalization.........................  $  8,216    $ 11,216
                                                              ========    ========

---------------
(1) The purchase price of the Series E Convertible Preferred Stock is at a 15% discount from the market price of the Common Stock and converts to Common Stock on a one-for-one basis. The intrinsic value of this feature is reflected as a deduction from retained earnings and an increase to additional paid-in capital based on the assumed conversion to Common Stock.

(2) Excludes 1,253,666 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan. See "Executive Compensation -- 1996 Stock Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for the five years ended December 31, 1998, the six-month periods ended June 30, 1998 and 1999 and certain pro forma data as of June 30, 1999. The statement of operations data set forth below with respect to the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from, and are referenced to, the audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data set forth below with respect to the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1994, 1995 and 1996 are derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data presented below as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 has been derived from the Company's unaudited consolidated financial statements included elsewhere in this prospectus. The pro forma data reflects the issuance of $3.0 million in Series E Convertible Preferred Stock and the assumed conversion to 486,815 shares of Common Stock.

                                                                                                       SIX MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                     JUNE 30,
                                                  -------------------------------------------------   ------------------
                                                   1994      1995      1996       1997       1998       1998      1999
                                                  -------   -------   -------   --------   --------   --------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)  (UNAUDITED)
Net revenues:
  Online tuition revenues......................   $    14   $    56   $   119   $  1,662   $  1,549   $    530   $ 1,849
  Virtual campus software revenues.............                                    2,718        112         43       117
  Product sales revenues.......................                                    2,330      3,348      1,827       711
  Development and other revenues...............        82        76       399      1,631        926        364       576
  Instructor-led training revenues.............                                    1,086      6,303      3,103     2,561
  Other service revenues.......................       710       416       424        718      2,445      1,161       150
                                                  -------   -------   -------   --------   --------   --------   -------
Total net revenues.............................       806       548       942     10,145     14,683      7,028     5,964
Costs and expenses:
  Cost of revenues.............................       139        82       129      1,849      8,869      4,523     2,950
  Sales and marketing..........................       296       933     1,593      4,439      5,304      3,267     2,196
  Product development and operations...........       213       588     1,548      4,926      6,102      4,641     1,012
  General and administrative...................       890       927     2,477      2,387      3,783      2,549     1,322
  Depreciation and amortization................       298       309       144      1,012      3,347      1,549     1,539
  Acquired in-process research, development and
    content....................................        --        --        --     11,100         --         --        --
  Compensation expense in connection with the
    acquisition of HTR, Inc....................        --        --        --        690         --         --        --
  Reorganization and other non-recurring
    charges....................................        --        --        --        340      5,585      1,396        --
                                                  -------   -------   -------   --------   --------   --------   -------
Total costs and expenses.......................     1,836     2,839     5,891     26,743     32,990     17,925     9,019

Loss from operations...........................    (1,030)   (2,291)   (4,949)   (16,599)   (18,307)   (10,897)   (3,055)

Other income (expense):
  Gain (loss) on sale of subsidiaries..........        --        --        --         --       (907)        --         1
  Other income (expense).......................        (6)      126       304        125         --         --        --
  Interest income (expense)....................      (260)      (75)        4        329       (597)      (295)     (292)
                                                  -------   -------   -------   --------   --------   --------   -------
Loss before extraordinary gain on debt
  forgiveness..................................    (1,296)   (2,240)   (4,641)   (16,145)   (19,811)   (11,192)   (3,346)
Extraordinary gain on debt forgiveness.........       609        --        --         --         --         --        --
                                                  -------   -------   -------   --------   --------   --------   -------
Net loss.......................................   $  (687)  $(2,240)  $(4,641)  $(16,145)  $(19,811)  $(11,192)  $(3,346)
                                                  =======   =======   =======   ========   ========   ========   =======
Dividends to preferred stockholders............        --      (175)     (331)        --       (358)        --      (147)
                                                  -------   -------   -------   --------   --------   --------   -------
Net loss attributable to common stockholders...   $  (687)  $(2,415)  $(4,972)  $(16,145)  $(20,169)  $(11,192)  $(3,493)
                                                  =======   =======   =======   ========   ========   ========   =======
Net loss per share.............................   $ (1.65)  $ (3.13)  $ (4.98)  $  (4.91)  $  (5.27)  $  (2.93)  $ (0.79)
                                                  =======   =======   =======   ========   ========   ========   =======
Net loss per share -- assuming dilution........   $ (1.65)  $ (3.13)  $ (4.98)  $  (4.91)  $  (5.27)  $  (2.93)  $ (0.79)
                                                  =======   =======   =======   ========   ========   ========   =======

                                                                                               JUNE 30, 1999
                                                          DECEMBER 31,                          (UNAUDITED)
                                       --------------------------------------------------   --------------------
                                        1994      1995       1996       1997       1998      ACTUAL    PRO FORMA
                                       -------   -------   --------   --------   --------   --------   ---------
BALANCE SHEET DATA:
Working capital (deficit)...........   $(2,587)  $(1,402)  $ 14,833   $ (3,789)  $ (4,631)  $ (1,373)  $  1,627
Total assets........................       879       613     17,489     26,465     14,871     13,029     16,029
Total liabilities...................     3,158     1,887      1,287     13,054      9,051      7,513      7,513
Accumulated deficit.................    (4,503)   (6,742)   (11,383)   (27,528)   (47,697)   (51,190)   (51,720)
Total stockholders' equity..........    (2,279)   (1,274)    16,202     13,411      5,820      5,516      8,516

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     From time to time, as used herein, the term "Company" shall mean VCampus Corporation and its subsidiaries: Cognitive Training Associates, Inc., a Texas corporation; Cooper & Associates, Inc., an Illinois corporation, d/b/a Teletutor; HTR, Inc., a Delaware corporation; and UOL Leasing, Inc., a Delaware corporation.

     The following presentation of management's discussion and analysis of the Company's consolidated financial condition and results of operation should be read in conjunction with the Company's consolidated financial statements, accompanying notes thereto and other financial information appearing elsewhere in this prospectus.

OVERVIEW

     The Company develops, manages and hosts Internet-based training and education for corporations, government agencies and academic institutions. The Company offers its online courseware primarily through its proprietary virtual campus product, or VCampus(TM), a full-service, centrally-hosted, scalable distance education platform. It allows for the registration, enrollment, teaching, testing, grading and certification of distance learners. Through its HTR and Teletutor subsidiaries, the Company also offers courseware through more traditional media, including on-site and classroom training, diskette, CD-ROM and printed formats. In December 1998, the Company announced plans to divest its non-online businesses with the exception of Teletutor in order to focus its efforts on managing its core online customers and content.

     The Company was formed in 1984 as IMSATT Corporation, a multimedia research and development company. In 1991, the Company acquired from Control Data certain rights to resell the CYBIS online courseware, which consisted primarily of courses in language arts, mathematics, social studies, science, business and a variety of technical subjects. In 1993, the Company modified its business focus to capitalize on market opportunities for online education resulting from technological advances relating to the Internet. Subsequently, the Company raised additional financing and focused its development efforts on migrating its technology to the Web in preparation for the launch of its first Web-based course in November 1995. Under the current business model, UOL's revenues are derived from five primary sources:

     - online tuition revenues;

     - product sales revenues;

     - development revenues;

     - other service revenues; and

     - instructor-led training revenues.

     Online tuition revenues are generated primarily from online tuition derived from corporate and academic customers. Product sales revenues are derived from the sale of computer-based training ("CBT") courses that are delivered through traditional CBT format (e.g. CD-ROM). Development revenues consist primarily of fees paid to the Company for developing and converting courseware. Other service revenues consist primarily of monthly fees generated by the licensing and maintenance of the CYBIS courseware under the Control Data subcontracts. Instructor-led training revenues are generated from on-site and classroom training fees. During 1998 the Company announced a new strategy to move away from licensing the VCampus(TM) software towards the sales of online courseware subscriptions. While prior to 1997 licensing and support revenues have represented a substantial majority of the Company's revenues, the Company believes that online revenues and product sales will become the primary sources of its revenues in the future.

ACQUISITIONS AND DIVESTITURES

     Since 1994, the Company has completed five acquisitions -- HTR Inc., Cooper & Associates, Inc. (d/b/a Teletutor), Ivy Software, Inc., Cognitive Training Associates, Inc. and the CYBIS Division of Control Data Corporation. Each of these acquisitions was accounted for as a purchase, and accordingly, the operating results of each acquired company are included in the Company's financial statements from the effective date of each respective acquisition. These acquisitions provided the Company with customers and courseware content in non-online format. The Company does not currently have an agreement, commitment or understanding with any other potential acquisition candidates. The Company has followed a strategy of moving content and customers to an online training platform from the traditional classroom and CBT based training sold through its non-online business. In December 1998, the Company announced plans to divest its non-online businesses with the exception of Teletutor in order to focus its efforts on managing its core online customers and content. The Company does not currently have an agreement, commitment or understanding with any potential acquirors for the instructor-led training business, but has signed a letter of intent to sell HTR's Knowledgeworks business (see below).

     In October 1997, the Company acquired HTR, Inc. ("HTR") a corporation primarily engaged in the business of providing traditional and on-site technical training, publishing and consulting services for the information technology ("IT") industry. The Company acquired HTR for common stock, warrants and options totaling 620,000 shares, and the assumption of approximately $3,500,000 of debt and cash and notes payable aggregating approximately $600,000. The executive officers of HTR were to receive bonuses no later than December 31, 1998 in the total amount of $690,000 granted in conjunction with the signing of three-year employment agreements. As of June 29, 1998, the executive officers of HTR agreed to convert approximately $420,000 of their sign-on bonuses and $320,000 of acquisition-related indebtedness into 134,447 shares of UOL Series D convertible Preferred Stock. In addition, UOL created a stock option pool of 180,000 shares of Common Stock and an incentive bonus pool with a potential payout not to exceed approximately $3,300,000 for three years, contingent upon the financial performance of HTR. In December 1998, the Company sold HTR's consulting division for $750,000 in cash and notes receivable. The note bears interest at 5% and is payable in eight equal quarterly installments beginning March 31, 1999 through December 31, 2000. As a result of the sale, the Company recorded a loss on the sale of subsidiary of $525,472 (or $0.14 per share) for the year ended December 31, 1998. In December 1998, as a result of the Company's plans to divest the remaining non-online businesses, the Company revalued the remaining assets of HTR's non-online businesses. As a result, the Company wrote off $3,669,598 (or $0.96 per share) of goodwill related to these businesses for the year ended December 31, 1998. In June 1999, the Company sold the HTR Knowledgeworks legacy business for $1,500,000.

     In April 1997, the Company acquired Cooper & Associates, Inc., d/b/a Teletutor ("Teletutor") Teletutor, which develops, distributes and supports computer-based training courses for the data and telecommunications industry. This acquisition provided the Company with additional content that has been converted into the Company's online format, as well as access to Teletutor's existing customer base. The Company paid $3,000,000 in cash and $2,000,000 in promissory notes to be paid ratably on the first, second and third anniversary dates of the acquisition. In December 1997, the Company's management, in accordance with its impairment policy for long-lived assets, determined that the employee workforce asset had been impaired as of December 31, 1997 due to planned workforce reductions, and as such, wrote off approximately $250,000 of the carrying amount of the asset. During 1998, goodwill was reduced to zero and the remaining intangible assets were reduced ratably by approximately $329,000 due to a purchase price adjustment related to the acquisition. During 1998, the Company paid the first installment of $666,667 in cash on the note balance. In December 1998, the Company and the former stockholders of Teletutor restructured the terms of the note as follows: the Company issued 105,000 shares of Common Stock and three-year warrants to purchase 55,000 shares of its Common Stock at an exercise price of $6.00 per share; the Company executed a new non-interest bearing promissory note for $826,666, payable in installments between March 15, 1999 and April 15, 2000. As a result, the Company recorded $145,208 as loss on debt restructuring for the excess of the fair market value of the Common Stock, warrants and new promissory note over the carrying amount of the original promissory note. The loss in debt restructuring is included in reorganization and non-recurring expenses in the 1998 statement of operations.

     In March 1997, the Company acquired Ivy Software, Inc. ("Ivy") which develops and distributes business and accounting textbook and software for the academic education market. This acquisition provided the Company with additional content as well as access to Ivy's existing customers in the academic marketplace, ranging from community colleges to large universities. The Company acquired Ivy in exchange for $314,000 in cash and potential future payments not to exceed approximately $862,000. In September 1998 the Company sold Ivy back to its original owner for $250,000 in cash and a note receivable for $196,000. The note bears interest at 6% and is payable in quarterly installments through September 2005. As a result of the sale, the Company recorded a loss on the sale of subsidiary of $381,954, or $0.10 per share, during the third quarter of 1998. The Company's obligation to make the remaining potential future payments of approximately $300,000 related to the acquisition was terminated upon the sale. The Company retains the right to distribute the online versions of Ivy Software.

     In August 1996, the Company acquired Cognitive Training Associates, Inc. ("CTA") which develops and distributes technology-based applications online via distributed networks for educational institutions, corporations and government agencies. CTA customers can access these applications from remote locations using the Internet or their organization's intranets. This acquisition provided the Company with an established customer base and additional content, particularly in the electrical, medical and scientific equipment subject areas. The Company acquired CTA in exchange for 42,487 shares of the Company's Common Stock.

     In 1994, the Company acquired the CYBIS division of Control Data, together with a perpetual nonexclusive license for the CYBIS courseware, which consisted primarily of courses in language arts, mathematics, social studies, science, business and a variety of technical subjects. The Company's ability to distribute a portion of the CYBIS courseware is limited by the terms of its license. The Company is responsible for the CYBIS computer-based education and training portion of certain CYBIS contracts to which Control Data is a party, as well as support and other services under such contracts. The Company believes that Web-based courseware developed from the CYBIS courseware, to the extent not restricted by the terms of its license, may contribute to revenues in the future. The Company acquired CYBIS in exchange for $150,000 in cash and $544,000 in notes.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total net revenues for the periods indicated:

                                                                   SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,          JUNE 30,
                                     --------------------------    -----------------
                                      1996      1997      1998      1998       1999
                                     ------    ------    ------    -------    ------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Online tuition revenues..........    12.6%     16.4%     10.6%      7.5%     31.0%
  Virtual campus software
     revenues......................    --        26.8       0.8       0.6       2.0
  Product sales revenues...........    --        22.9      22.8      26.0      11.9
  Development and other revenues...    42.4      16.1       6.3       5.2       9.7
  Instructor-led training
     revenues......................    --        10.7      42.9      44.2      42.9
  Other service revenues...........    45.0       7.1      16.6      16.5       2.5
                                     ------    ------    ------    ------     -----
          Total net revenues.......   100.0     100.0     100.0     100.0     100.0
Costs and expenses:
  Cost of revenues.................    13.7      18.2      60.4      64.3      49.6
  Sales and marketing..............   169.0      43.7      36.1      46.5      36.8
  Product development and
     operations....................   164.3      48.6      41.6      66.0      17.0
  General and administrative.......   262.8      23.5      25.8      36.3      22.0
  Depreciation and amortization....    15.3      10.0      22.8      22.0      25.8
  Reorganization and other
     non-recurring charges.........    --       119.6      38.0      19.9      --
                                     ------    ------    ------    ------     -----
          Total costs and
             expenses..............   625.1     263.6     224.7     255.0     151.2
                                     ------    ------    ------    ------     -----
Loss from operations...............  (525.1)   (163.6)   (124.7)   (155.0)    (51.2)
Other income (expense):
  Other income (expense)...........    32.3       1.2      (6.2)     --        --
  Interest income (expense)........     0.4       3.2      (4.1)     (4.2)     (4.9)
                                     ------    ------    ------    ------     -----
Net loss...........................  (492.4)%  (159.2)%  (135.0)%  (159.2)%   (56.1)%
                                     ======    ======    ======    ======     =====

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

  Summary

     For the six months ended June 30, 1999, the Company incurred a net loss of $3,493,292 (or $0.79 per share after accrual of dividends for preferred stockholders) as compared to a net loss of $11,191,652 (or $2.93 per share) for the six months ended June 30, 1998. The improvement in results for the six months ended June 30, 1999 as compared to results for the six months ended June 30, 1998 was due primarily to cost controls initiated at the end of the first six months of 1998 as a result of management reorganization plans, and certain non-recurring charges in the same period.

     Total revenues for the first six months of 1999 were $5,964,070 as compared to $7,028,331 for the six months ended June 30, 1998. The decrease in revenues reflects an increase in online tuition revenue and development and other revenues, which was more than offset by a decrease in revenues generated by the Company's non-online businesses ("the legacy businesses").

NET REVENUES

     Instructor-led training revenues decreased 17.5% to $2,560,579 for the six months ended June 30, 1999, compared to $3,102,540 for the same period in 1998. The decrease was due primarily to the closing of two instructor-led training facilities at the end of the second quarter of 1998 as a result of management reorganization plans.

     Online tuition revenues increased 248.6% to $1,848,739 for the six months ended June 30, 1999, compared to $530,382 for the same period in 1998. Sales of online courses jumped 361.1% to approximately 160,000 courses delivered for the six months ended June 30, 1999, as compared to course deliveries of approximately 34,700 during the six months ended June 30, 1998.

     Product sales revenues decreased 61.1% to $711,145 for the six months ended June 30, 1999, compared to $1,827,211 for the same period in 1998. The decrease was due to the sale of Ivy at the end of the third quarter of 1998, a decrease in Teletutor product sales due to the downsizing of its operations at the end of the first quarter of 1998, and a decrease in product sales to a major Knowledgeworks customer.

     Development and other revenues increased 58.2% to $576,199 for the six months ended June 30, 1999, compared to $364,253 for the same period in 1998. The increase was due primarily to an increase in courseware development orders from existing customers.

     Other service revenues decreased 87.0% to $150,316 for the six months ended June 30, 1999, compared to $1,160,611 for the same period in 1998. The decrease was due to the sale of HTR's consulting business at the end of the fourth quarter of 1998.

     Virtual campus software revenues increased 170.2% to $117,092 for the six months ended June 30, 1999, compared to $43,334 for the same period in 1998. The Company continues to receive virtual campus licensing fees from existing customers who renew their licenses.

COST OF REVENUES

     Cost of revenues decreased 34.8% to $2,949,923 for the six months ended June 30, 1999 as compared to $4,522,946 for the same period in 1998. The decrease was due primarily to the closing of two instructor-led training facilities at the end of the second quarter of 1998, the sale of HTR's consulting business at the end of the fourth quarter of 1998, and to a lesser extent, the sale of Ivy at the end of the third quarter of 1998.

OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses decreased 32.8% to $2,196,440 for the six months ended June 30, 1999 as compared to $3,267,324 for the same period in 1998. The decrease was due primarily to cost controls initiated at the end of the first quarter of 1998 as a result of management reorganization plans.

     Product Development and Operations. Product development and operations expenses decreased 78.2% to $1,011,631 for the six months ended June 30, 1999 compared to $4,640,559 for the same period in 1998. The decrease was due primarily to cost controls initiated at the end of the first quarter of 1998 as a result of management reorganization plans, and the write-off during the first quarter of 1998 of approximately $750,000 related to previously capitalized content acquisition and development costs.

     General and Administrative. General and administrative expenses decreased 48.1% to $1,322,043 for the six months ended June 30, 1999 as compared to $2,548,701 for the same period in 1998. The decrease was due primarily to approximately $1,075,000 of bad debt expense in the first quarter of 1998, and to a lesser extent, cost controls initiated at the end of the first quarter of 1998 as a result of management reorganization plans.

     Depreciation and Amortization. Depreciation and amortization expense remained relatively unchanged for the six months ended June 30, 1999 as compared to the same period in 1998.

     Reorganization Costs. Reorganization costs of $1,396,510 incurred during the six months ended June 30, 1998, primarily relate to the Company's workforce reduction plan, closing of certain office and training facilities, and elimination and/or re-definition of certain positions within UOL and HTR to reduce costs and improve functionality.

     Gain on sale of subsidiary. The Company reorganized a gain of $1,446 on the sale of its Knowledgeworks line of business in the second quarter of 1999.

     Interest Expense. Interest expense remained relatively unchanged for the six months ended June 30, 1999 as compared to the same period in 1998. Interest expense was primarily incurred in connection with the Company's borrowings on its line of credit facility and term loan. See "Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Summary

     The Company incurred a net loss of $20,169,155 (or $5.27 per share) in 1998 as compared to a net loss of $16,144,763 (or $4.91 per share) in 1997. Excluding certain non-recurring items in both years, the Company incurred a net loss of $13,676,515 (or $3.57 per share) in 1998 as compared to a net loss of $4,014,419 (or $1.22 per share) in 1997. Non-recurring items for 1998 amounted to $6,492,640 (or $1.70 per share) and included $1,770,408 of costs incurred pursuant to a management reorganization plan, $3,669,598 goodwill impairment related to the planned divestiture of certain non-online businesses, losses of $907,426 related to the sale of Ivy and HTR's consulting division, and a loss on debt restructuring of $145,208. Non-recurring items for 1997 totaled $12,130,344 (or $3.69 per share) and included acquired in-process research and development costs of $2,700,000 and $8,400,000 related to the acquisition of Teletutor and HTR, respectively, $690,000 of compensation expense related to the acquisition of HTR and $340,344 pursuant to a management reorganization plan. Total revenues in 1998 were $14,683,112 in 1998 as compared to $10,144,500 for 1997. The increase in revenues was due primarily to the acquisitions of Ivy, Teletutor and HTR and was partially offset by decreases in VCampus(TM) software revenues and development and other revenue. Online tuition revenues decreased from $1,662,058 in 1997 to $1,548,950 in 1998 primarily due to the Company's change in method for recognizing revenue for its VCampus(TM) software systems and prepaid online tuition fees upon adoption of the AICPA Statement of Position 97-2, "Software Revenue Recognition, ("SOP 97-2"). VCampus(TM) software revenues decreased from $2,718,000 in 1997 to $112,253 primarily due to the Company's new marketing strategy of moving away from licensing the VCampus(TM) software towards sales of online courseware subscriptions. Development and other revenues decreased in 1998 as compared to 1997 primarily due to an agreement with one customer in 1997 that provided funding for the development of a custom VCampus(TM) in exchange for a share of future net revenues derived from the operation of such campus and warrants to purchase Common Stock of the Company. Excluding this one customer from 1997, development and other revenues decreased slightly from 1997 to 1998. Excluding the non-recurring items described above, total costs and expenses were $27,404,598 in 1998 as compared to costs of $14,612,719 for 1997. The increase was due primarily to the addition of Ivy, Teletutor and HTR costs and expenses as well as increased operating costs related to the expansion of operations prior to workforce reductions and the closing of certain office facilities implemented during 1998 as a result of certain management reorganization plans.

  Net Revenues

     Total net revenues increased 45% from $10,144,500 in 1997 to $14,683,112 in 1998. Online tuition revenues decreased from $1,662,058 (16.4% of net revenues) in 1997 to $1,548,950 (10.6% of net revenues) in 1998. While the Company delivered approximately 95,000 courses online, a six-fold increase over 1997's approximately 15,000, online tuition revenues decreased due to the Company's adoption of SOP 97-2 as of January 1, 1998, which requires the Company to recognize revenue ratably over the length of the service period. Virtual campus software revenues decreased from $2,718,000 (26.8% of net revenues) for 1997 to $112,253 (0.8% of net revenues) for 1998. The decrease is primarily due to the Company's new marketing strategy of moving away from licensing the VCampus(TM) software towards sales of online courseware subscriptions. Product sales revenues increased in absolute terms from $2,330,029 (22.9% of net revenues) in 1997 to $3,347,777 (22.8% of net revenues) in 1998. The increase was due primarily to the acquisition of the Ivy, Teletutor and HTR product lines. Development and other revenues decreased from $1,631,233 (16.1% of net revenues) in 1997 to $925,751 (6.3% of net revenues) in 1998 primarily due to an agreement with one customer in 1997 that provided funding for the development of a custom VCampus(TM) in exchange for a share of future net revenues derived from the operation of such campus and warrants to purchase Common Stock of the Company. Excluding this one customer from 1997, development and other revenues decreased slightly from 1997 to 1998. Development revenues were primarily related to courseware conversion between the Company and its customers in both years. Other service revenues increased from $717,546 (7.1% of net revenues) in 1997 to $2,444,719 (16.6% of net revenues) in 1998. The increase was due primarily to the acquisition of HTR in October 1997. Instructor-led training revenues increased from $1,085,634 (10.7% of net revenues) in 1997 to $6,303,662 (42.9%
of net revenues) in 1998. The increase was due primarily to the acquisition of HTR in October 1997.

  Cost of Revenues

     Total cost of revenues increased from $1,849,287 (18.2% of net revenues) in 1997 to $8,868,351 (60.4% of net revenues) in 1998. Total cost of revenues increased in absolute dollars due primarily to the acquisitions of Ivy, Teletutor and HTR. As a percentage of net revenues, cost of revenues increased, due primarily to the addition of instructor-led training revenues, which have higher direct costs than the Company's other sources of revenues. The Company believes that in the future, once the remaining non-online businesses are sold, cost of revenues will decrease in absolute dollars, and will decrease as a percentage of total net revenues.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased in absolute terms from $4,438,717 (43.7% of net revenues) in 1997 to $5,304,394 (36.1% of net revenues) in 1998. Sales and marketing expenses consist primarily of costs related to personnel, sales commissions, travel, market research, advertising and marketing materials. Sales and marketing expenses increased in absolute dollars due primarily to the addition of Ivy, Teletutor and HTR, but decreased as a percentage of revenues because of the greater increase in revenues. The Company expects sales and marketing expense to increase substantially in the future as the Company expands its sales and marketing efforts.

     Product Development and Operations. Product development and operations expenses increased in absolute terms from $4,925,956 (48.6% of net revenues) in 1997 to $6,102,265 (41.6% of net revenues) in 1998. Product development and operations expenses consist primarily of certain costs associated with the design, programming, testing, documenting and support of the Company's new and existing courseware and software. Product development and operations expenses increased in absolute dollars due primarily to the acquisition of Teletutor and HTR. In addition, the Company wrote-off approximately $694,000 related to certain content acquisition and development costs. As a percentage of net revenues, product development and operations expenses decreased in 1998 as compared to 1997 due primarily to increased revenues and workforce reductions implemented during 1998 as a result of management reorganization plans and because of 1997 efforts to build the Company's courseware library.

     General and Administrative. Excluding $1,300,000 of bad debt expense recognized in the first quarter of 1998 for certain uncollectible accounts receivable, general and administrative expenses increased from $2,387,172 (23.5% of net revenues) in 1997 to $2,482,844 (17.0% of net revenues) in 1998. General and administrative expenses consist primarily of personnel costs, facilities and related costs, as well as legal, accounting and other costs. General and administrative expenses increased in absolute dollars due primarily to the acquisition of Ivy, Teletutor and HTR. As a percentage of revenues, general and administrative costs decreased in 1998 as compared to 1997 due primarily to increased revenues and workforce reductions during 1998 as a result of management reorganization plans.

     Depreciation and Amortization. Depreciation and amortization expense increased from $1,011,587 (10.0% of net revenues) in 1997 to $3,346,744 (22.8%
of net revenues) in 1998. Depreciation expense increased due primarily to additional purchases of computer equipment and other assets in 1997 to support product development, technical operations and personnel needs as well as the acquisitions of Ivy, Teletutor and HTR. Amortization expense increased due primarily to the acquisitions of Ivy, Teletutor and HTR, and amortization of capitalized software and acquired content costs.

     Reorganization Costs. During 1998, the Company implemented a plan to reduce its workforce and close certain office facilities. The plan resulted in
(i) the termination of approximately 85 employees primarily from the product development and administrative areas and (ii) the closure of the Company's training facilities located in Los Angeles, and Baltimore, and an executive office in McLean, Virginia. As a result, the Company recorded a restructuring charge of approximately $1,770,000. The restructuring charge included approximately $1,494,000 for employee severance and termination costs and approximately $276,000 primarily for expenses related to facilities lease cancellations and write down of assets no longer in use. During 1998, the Company paid approximately $1,224,000 in costs under the restructuring accrual. Included in accounts payable and accrued expenses at December 31, 1998 is approximately $546,000 primarily representing future severance payments.

     Interest and Other Income (Expense). Net interest income was $328,800 in 1997 and net interest expense was $597,139 in 1998. Interest income was derived primarily from investing funds raised in the Company's private and public securities offerings during 1996. Other income of $125,000 in 1997 was derived from the sale of an investment in a joint venture (an asset acquired in connection with the acquisition of HTR).

     Loss on Sale of Subsidiaries. During 1998 the Company announced plans to divest its non-online businesses in order to focus its efforts on its core online training business. The Company believes this move is consistent with its strategy of moving content and customers to an online training platform from the traditional classroom training sold through its non-online businesses. As such, in September 1998, the Company sold Ivy back to its original owner. As a result of this sale, the Company recorded a loss on the sale of subsidiary of $381,954 (or $0.10 per share) during the third quarter of 1998. In December 1998, the Company sold HTR's consulting division. As a result of this sale, the Company recorded a loss on the sale of subsidiary of $525,472 (or $0.14 per share) for the year ended December 31, 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Net Revenues

     Net revenues increased from $942,426 in 1996 to $10,144,500 in 1997, primarily due to an increase in virtual campus licensing and tuition revenues and revenues generated by the Company's 1997 acquisitions. Consolidated net revenues for 1997 included $566,751 and $1,568,956 of product sales revenues from Ivy and Teletutor, respectively. Consolidated revenues also included $167,322 in product sales revenues, $1,085,634 in instructor-led training revenues, and $367,548 in consulting revenues from HTR.

  Cost of Revenues

     Cost of revenues increased from $129,150, or 13.7% of total net revenues, in 1996 to $1,849,287, or 18.2% of total net revenues, in 1997. The increase was primarily due to the inclusion of the results of operations of CTA, Ivy, Teletutor and HTR in the 1997 period, and certain royalties to content providers incurred under contracts entered into during the last two quarters of 1997. Cost of revenues primarily consisted of instructor fees, course packages and other costs directly associated with training and consulting revenues, certain personnel costs directly related to certain CTA development contracts and mainframe-based courseware support, third party royalties, as well as personnel costs related to online revenues.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased from $1,592,668 in 1996 to $4,438,717 in 1997 and decreased as a percentage of total net revenues from 169.0% in 1996 to 43.7% in the comparable period in 1997. Sales and marketing expenses consisted primarily of costs related to personnel, sales commissions, travel, market research, advertising and marketing materials. The increase in absolute dollars was primarily due to increased staffing and marketing campaigns to secure contracts and strategic partnerships, and the inclusion of the results of operations of Ivy, Teletutor, and HTR. Specifically, during the latter part of 1996 and throughout 1997, the Company significantly expanded its sales and marketing organization in order to build an infrastructure to support the anticipated revenue opportunities for online courseware.

     Product Development and Operations. Product development and operations expenses increased from $1,547,759 in 1996 to $4,925,956 in 1997. Product development and operations expenses decreased as a percentage of total net revenues from 164.2% in 1996 to 48.6% in 1997. The increase in absolute dollars was primarily attributable to the overall staffing and other cost increases aimed at maintaining and enhancing the Company's courseware library and VCampus(TM) software. During 1996 and 1997 the Company incurred significant expenses to convert traditional educational and training content to online courseware. Contributing to the increase in product development and operations costs in 1997 was the inclusion of the results of the operations of CTA and Teletutor. Product development and operations costs for 1997 are net of $1,990,000 of costs capitalized in accordance with the Company's software capitalization and content development policy. No product development costs were capitalized during 1996.

     General and Administrative. General and administrative expenses decreased from $2,477,144 in 1996 to $2,387,172 in 1997 and decreased as a percentage of total net revenues from 262.8% in 1996 to 23.5% in 1997. General and administrative costs during 1996 included certain stock option compensation expense of $1,022,052, which was the amount by which the fair market value of the Common Stock exceeded the exercise price of certain options as of the date the Board of Directors granted such options or extended their exercise period. Also included in 1996 expenses were certain one-time relocation, recruiting and acquisition costs. General and administrative expenses generally consisted of personnel costs, facilities and related costs, as well as legal, accounting and other costs. Excluding the 1996 compensation expense and one-time relocation, recruiting and acquisition costs, general and administrative expenses increased in 1997 primarily due to increases related to the Company's growth and additional operations due to acquisitions, and generally to cover increased expenses associated with operating as a public company.

     Depreciation and Amortization. Depreciation and amortization expenses increased from $144,284 in 1996 to $1,011,587 in 1997, and decreased as a percentage of total net revenues from 15.3% in 1996 to 10.0% in 1997. In August 1996, the Company recorded goodwill and other intangibles in connection with its acquisition of CTA in the amount of approximately $780,000, which amount is being amortized over a three- to ten-year period. In 1997, the Company recorded goodwill and other intangibles of approximately $12 million in connection with its acquisitions of Ivy, Teletutor and HTR. These amounts are being amortized over periods ranging from four to twelve years. The increase in depreciation is attributable to additional purchases of computer equipment and other assets to support its product development, technical operations and personnel needs.

     Reorganization and Other Non-Recurring Charges. During 1997, the Company incurred certain non-recurring charges totaling $12,130,344, primarily related to in-process research, development and content expense in connection with the Teletutor and HTR acquisitions. Also included in non-recurring charges are accrued compensation expense related to the HTR acquisition and certain other non-recurring costs.

     Interest and Other Income (Expense). Interest income was $3,893 in 1996 and $328,800 in 1997. Interest income is derived primarily from investing funds raised in the Company's private and public securities offerings during 1996. Other income of $303,983 in 1996 was primarily due to the settlement of a note payable to Control Data and certain trade obligations with a former vendor. Other income of $125,000 in 1997 was derived from the sale of an investment in a joint venture (an asset acquired in connection with the acquisition of HTR).

YEAR 2000

     Computers, software and microprocessors that use only two digits to identify a year in a date field may be unable to process accurately certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000" issue. The Company is addressing the issue in several ways. First, the Company has established a team to monitor product compliance and believes that all Company products are Year 2000 compliant. Secondly, the Company is in the process of seeking Year 2000 compliance certification from its major suppliers and vendors related to their products and internal business applications. Finally, the Company has established a team to coordinate Year 2000 compliance related to internal systems.

     Many of the Company's systems use vendor-provided software, and Year 2000 compliance is expected to be achieved through vendor specific upgrades. For other internal systems, testing will be completed internally to ensure Year 2000 compliance. As of June 30, 1999, the Company had completed its assessments of Year 2000 compliance with respect to all of its own products, 90% of its own internal systems and approximately 80% of its vendor-provided systems and applications. The Company anticipates all of its systems will have been addressed and updated through vendor provided upgrades or through completion of internal testing prior to the end of the third quarter of 1999. The Company does not believe that the cost of its Year 2000 compliance program will be material to its financial condition or results of operations. The Company does not believe that the Year 2000 issue will materially adversely affect its business. However, the Company continues to bear risk related to Year 2000 and could be materially adversely affected if significant customers or suppliers fail to address the issue or if vendor upgrades are not provided to the Company as required. The Company could be forced to spend significant resources and funds to find alternative providers of systems and applications used by the Company. The Company's contingency plan for any vendor-provided product found to be non-Year 2000 compliant upon completion of the Company's assessment is to insist upon vendor compliance within a reasonable time in advance of Year 2000 and to pursue alternative products with other Year 2000 compliant vendors.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998, the Company had $336,194 in cash and cash equivalents. Since its inception, the Company has financed its operating cash flow needs primarily through offerings of equity securities and, to a lesser extent, borrowings. Cash utilized in operating activities was $9,500,483 for the year ended December 31, 1998 and $5,775,809 for the year ended December 31, 1997. Use of cash was primarily attributable to the net loss recorded.

     As of June 30, 1999, the Company had $304,871 in cash and cash equivalents. Cash utilized in operating activities was $1,895,671 for the six months ended June 30, 1999, all of which was funded by two private placements of common stock totaling approximately $2,366,000. Net cash used in operating activities for the same period in 1998 was $6,918,383. The improvement primarily reflects cost controls initiated at the end of the first quarter of 1998 as a result of management reorganization plans.

     Net cash utilized in investing activities was $50,947 for the six months ended June 30, 1999 and $1,513,567 for the six months ended June 30, 1998. The use of cash for investing activities was primarily attributable to purchases of equipment, software development costs that were capitalized, and in 1998, approximately $356,000 paid to the former shareholder of Ivy pursuant to the acquisition agreement.

     Cash utilized in investing activities was $1,398,793 for the year ended December 31, 1998 as compared to $6,932,195 for the year ended December 31, 1997. The use of cash for investing activities during 1998 primarily represented purchases of equipment and investments in software and courseware development. The use of cash for investing activities during 1997 primarily represented purchases of businesses, and to a lesser extent the purchase of equipment and investments in software and courseware development.

     Net cash provided by financing activities was $1,915,295 for the six months ended June 30, 1999 and $7,972,614 for the six months ended June 30, 1998. During the six months ended June 30, 1999 the Company raised approximately $1,050,000 through a private placement of 282,500 shares of its common stock at $4.00 per share. In connection with this transaction, the Company also issued warrants, exercisable over 3 years at $3.00 per share, for the purchase of 70,625 shares of common stock. During the same period, the Company also raised approximately $1,316,000 through a private placement of 448,297 shares of its common stock at $2.94 per share. For the six months ended June 30, 1998 the Company raised $5,300,000 through a private placement of 626,300 shares of its Series C Convertible Preferred Stock, raised approximately $5,200,000 in a private placement of 1,082,625 of its Series D convertible Preferred Stock, and borrowed on its then-existing line of credit facility.

     Cash provided by financing activities was $8,529,979 for the year ended December 31, 1998 as compared to $60,536 used by financing activities for the year ended December 31, 1997. In March 1998, the Company raised approximately $5,300,000 in its Series C private placement. In this transaction, the Company issued 626,293 shares of its Series C Preferred Stock, which are convertible into approximately 759,100 shares of Common Stock. In connection with this transaction, the Company also issued five-year warrants to purchase 626,293 shares of Common Stock at an exercise price of $8.46 per share. The Series C Preferred Stock has a liquidation preference of $12.69 per share upon sale or liquidation of the Company. The Common Stock underlying both the Series C Preferred Stock and the warrants has certain registration rights.

     In June 1998, the Company raised approximately $5,200,000 through its Series D private placement. In this transaction, the Company issued 1,082,625 shares of its Series D Preferred Stock, convertible into an equal number of common shares. The holders of Series D Preferred Stock are entitled to receive a 5% annual dividend compounded and paid semi-annually beginning December 31, 1998. Such dividends are payable, at the option of the Company, either in cash or in Common Stock. Such dividends were paid in shares of Common Stock in each of December 1998 and June 1999. In June 1998 and September 1998, 137,174 of Series D shares and 17,569 shares of UOL Common Stock were issued in connection with the conversion of approximately $867,000 of indebtedness to certain former shareholders of HTR. The non-cash portion of this transaction has been excluded from the consolidated statements of cash flows.

     During the year ended December 31, 1998, the Company borrowed an additional $1,500,000 on its line of credit from its then existing bank lender, and subsequently repaid approximately $5,000,000, satisfying all its obligations to that lender.

     In August 1998, the Company obtained a secured lending facility through a new lending institution that provided up to $2,000,000 in a revolving line of credit ("Line of Credit") and a $500,000 senior term loan ("Senior Term Loan"). Borrowings under the Line of Credit originally matured on February 15, 1999, while the Senior Term Loan was set to mature on July 15, 2001. In addition, in August 1998, the Company obtained a secured term loan for $500,000 with another lending institution, that is subordinated to the two facilities described above (the "Subordinated Term Loan"). In connection with these transactions, the Company issued warrants for the purchase of an aggregate of 90,000 shares of Series D Preferred Stock at an aggregate exercise price of $495,000.

     As of March 31, 1999, the Company was in violation of certain covenants related to the Line of Credit, the outstanding borrowings under which were $1,477,222 as of that date. In February 1999, the Company repaid the $500,000 Senior Term Loan to the lender (originally due July 15, 2001) in exchange for which the maturity date of the Line of Credit was extended from February 15, 1999 to April 15, 1999. Effective May 6, 1999, the lender agreed to extend the maturity date of the Line of Credit to May 31, 1999 and agreed to continue to forbear from exercising any remedies against the Company until May 31, 1999. Effective April 23, 1999, the maturity date for the Company's $500,000 Subordinated Term Loan was extended from February 15, 1999 to July 15, 1999. The Company is also required to issue this lender 1,000 warrants per day based on amounts outstanding from May 14, 1999 through June 15, 1999. In addition, the Company issued warrants to its lenders for the purchase of up to 95,000 shares of Series D Preferred and/or common stock at an aggregate exercise price of up to $387,500 in exchange for these extensions. Following the closing of the Company's $2.5 million convertible debenture financing in June 1999, the Company repaid the full amounts outstanding under and terminated the Line of Credit and the Subordinated Term Loan of approximately $1.9 million.

     In January 1999, the Company raised approximately $1,050,000 through a private placement of 282,500 shares of its Common Stock at $4.00 per share. In connection with this transaction, the Company also issued warrants, exercisable over 3 years at $3.00 per share, for the purchase of 70,625 shares of Common Stock.

     The Company raised approximately $1.3 million in May 1999 through a private placement of 448,297 shares of common stock at a price of $2.9375 per share.

     The Company expects negative cash flow from operations to continue through at least the end of the fourth quarter until the remaining legacy businesses are sold and as the online revenue stream matures. During 1998, the Company reduced its workforce by over 50% and closed four office facilities. This reorganization is expected to provide annual savings of approximately $6,000,000. In addition, the Company has implemented measures to curtail the rate of discretionary spending. The Company recognizes that it will need to raise additional funding to meet its working capital requirements, retire existing debt and fund anticipated ongoing operating losses. In addition to the steps taken during the first quarter of 1999 as described above, the Company has recently taken the following actions to provide future funding for operations:

     - In late August 1999 the Company entered into an accounts receivable factoring arrangement with a new lender to provide short-term financing.

     - The Company has retained investment-banking services to assist in the divestiture of the HTR instructor-led training business, and expects to complete this transaction during the fourth quarter of 1999.

     - In June 1999, the Company sold the HTR Knowledgeworks legacy business for $1.5 million in a combination of cash and notes receivable.

     - The Company has retained advisory services to identify a strategic partner to provide both global marketing leverage and additional capital.

     - The Company has entered into an equity line of credit agreement with H&QGF to provide private equity financing through December 31, 1999. See "The Equity Line of Credit Agreement."

     - The Company raised $2.5 million in June 1999 through the issuance of our 9% Secured Subordinated Convertible Debentures due December 15, 2000.

     If the Company does not address its funding needs, it will be materially adversely affected. The Company's future capital requirements will depend on many factors, including, but not limited to, acceptance of and demand for its products and services, the types of arrangements that the Company may enter into with customers and resellers, and the extent to which the Company invests in new technology and research and development projects.

     As of December 31, 1998, the Company had net operating loss carryforwards of approximately $30,661,000 for federal income tax purposes, which will expire at various dates through 2018. The Company's ability to utilize all of its net operating loss and credit carryforwards may be limited by changes in ownership.

RECENT ENACTED ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

     In April 1998, AcSEC issued AICPA Statement of Position 98-5 Reporting on the Costs of Start Up Activities ("SOP 98-5"). SOP 98-5 is effective for fiscal years beginning after December 15, 1998, and requires certain start-up and organizational costs to be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's financial statements.

     In December 1998, AcSEC issued AIPCA Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions ("SOP 98-9"). SOP 98-9 amends certain provisions of SOP 97-2 to require revenue recognition using the "residual method" when there is vendor-specific objective evidence ("VSOE") of the fair value of all undelivered elements in a multiple-element arrangement, but VSOE does not exist for one or more individual elements. These provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. SOP 98-9 also extends the deferral of the application of certain provisions of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. The adoption of SOP 98-9 is not expected to have a material impact on the Company's financial statements.

                            BUSINESS OF THE COMPANY

     VCampus Corporation utilizes an Internet-based technology that allows for the enrollment, registration, teaching, tracking, testing, grading and certification of distance learners on the VCampus(TM) 2.5 distributed learning platform. We provide a completely outsourced and value-added service that enables our clients to place third-party courseware, proprietary training courses and/or accredited courses on a remotely hosted Internet distribution platform. The core element of the VCampus(TM) system is found in the Student Management System -- a sophisticated, activity-tracking tool that manages all aspects of student and employee progress through an established learning plan. When an organization's internal courses are combined with the VCampus library of hundreds of courses in Management Skills, Information Technology, Telecommunications and Personal Improvement, the combined delivery and tracking of courses creates a responsible solution for those entities requiring an enterprise-wide learning environment. Through its Teletutor and HTR subsidiaries, the Company also offers courseware through more traditional media, including on-site and classroom training, and diskette, CD-ROM and printed formats. The Company introduced its first World Wide Web (the "Web") demonstration course in November 1995, and its first revenue-generating Web-based course in Spring 1996. The Company intends to leverage the courseware and the customer base of its subsidiaries, as well as the courseware and customers provided by future partnerships, to facilitate the development of its online training and education business.

     The corporate training marketplace is rapidly evolving to meet the increasing demand for worker training and retraining in a cost-effective and convenient manner. Online delivery technology significantly reduces training costs, including those associated with students' time away from work, and permits resources to be concentrated directly on the educational process. The Company is initially targeting customers in the telecommunications, healthcare, utilities, information technology and financial services industries, as well as academic institutions, all of which the Company believes have relatively large training and education budgets, significant training needs and receptiveness to new technology. The Company's existing courseware library includes over 1,100 online courses, of which approximately 160 are available for general distribution and consumer access. These courses are in what the Company believes to be high-demand subject matter areas such as information technology, telecommunications, compliance/OSHA, business, management, and finance. The Company converts courseware that it believes are proven and popular in diverse subject matter areas to the Company's interactive online format. Through September 30, 1999, the Company had delivered over 375,000 course enrollments through its corporate and academic partnerships.

     The Company's objectives are to be the leading publisher of online courseware for the corporate training and education market, and to make its VCampus(TM) the global standard for online delivery of corporate training and education courseware. See "-- Products and Services -- VCampus(TM)." The Company's strategy to achieve these objectives includes publishing high-quality courseware (including courseware certified by independent academic institutions), expanding its customer base, especially those which benefit from the Company's Web-based solution, upgrading its existing technologies to maintain its position as a leader in technology-based corporate training, and developing brand recognition for its products and services. Although the Company continues to provide products and services through delivery methods other than online delivery, in December 1998 the Company announced plans to divest its non-online businesses in order to focus its efforts on its core online training business. The Company believes this move is consistent with its strategy of moving content and customers to an online training platform from the traditional classroom and Computer Based Training ("CBT") sold through its non-online businesses. In furtherance of this divestiture strategy, in September 1998 the Company sold Ivy Software, Inc. ("Ivy") while retaining the rights to sell and distribute the online versions of the Ivy courseware. In December 1998, the Company sold HTR's consulting division. The Company has retained investment-banking services to assist in the divestiture of HTR's instructor-led training business, which it expects to complete in the fourth quarter of 1999, and in June 1999 the Company sold HTR's Knowledgeworks business for $1.5 million in a combination of cash and notes receivable. The Company has also taken the following actions to provide future funding for operations:

     - The Company entered into a receivables factoring arrangement with a new lender to provide short-term capital.

     - The Company has retained advisory services to identify a strategic partner to provide both global marketing leverage and additional capital.

     - The Company entered into an equity line of credit agreement with Hambrecht & Quist Guaranty Finance, LLC to provide private equity financing through December 31, 1999. As soon as practicable after the effectiveness of the registration statement (probably within a week), we plan to drawdown the maximum initial amount permitted under the equity line. Based on our 30-day average share price of $2.86 per share and our 30-day average daily trading volume of 16,498 shares as of October 21, 1999, we would be entitled to drawdown approximately $197,000 in connection with our first drawdown. We expect to effect subsequent drawdowns of the applicable maximum amount available under the equity line every 15 trading days thereafter until December 31, 1999, the termination date of the equity line.

     - The Company raised $2.5 million in June 1999 through the issuance of our 9% Secured Subordinated Convertible Debentures due December 15, 2000.

     - The Company raised approximately $1.3 million in May 1999 through a private placement of 448,297 shares of common stock at a price of $2.9375 per share.

INDUSTRY BACKGROUND

     Corporate training is a rapidly growing segment of the training and education market, primarily as a result of the demand for increasing skills required by employers. As the United States economy continues to shift from a focus on industry to one focused on information and knowledge, employers seeking to compete successfully in the marketplace find it necessary to invest more in the training and education of their employees. According to a survey completed in 1998 by Lakewood Research of Minneapolis, organizations in the United States with more than 100 employees spent approximately $60.7 billion to provide some type of formal training and education to approximately 54 million of their employees.

  Use of Technology in Training and Education

     Historically, corporations, training organizations and academic institutions have provided education through traditional classroom training. Companies choosing to provide this type of training in-house must devote managerial and financial resources towards training facilities, instructors, materials and curriculum management. Companies often choose to use third parties to provide training services to avoid some of the management and facility issues but must pay tuition and materials fees. Both in-house and outsourced traditional classroom approaches result in lost productivity and travel-related costs while the employee attends and travels to and from the training. Distance learning methods (satellite-based delivery, mail exchanges, voice mail, CD-ROMs, diskettes) address space limitations by allowing students to take courses at remote locations. Web-based delivery, due to its scalability, enables corporations, training organizations and academic institutions to extend their reach more cost-effectively than other distance learning methods. In addition, Web-based delivery offers the ability to rapidly and cost-effectively update course materials and can provide students a significant degree of time and place independence.

     With the advent of the Web, the Company has benefited from the way its courseware can be managed, delivered and consumed. The use of such technologies can lower publishing costs and could significantly increase demand. Online technology makes it possible to combine the best elements of online connectivity between students and teachers and the interactivity of a CD-ROM. The Company believes that its online delivery of courseware combines convenience, affordability, self-pacing, standardized curricula, individualized tailoring of courses, immediate performance measurement and a high degree of student-teacher interaction.

  Online Technologies and The Web

     Since the advent of the Web portion of the Internet and graphical Web browsers in the early 1990's, the popularity of the Internet has increased dramatically. Growth in the number of Internet users has been fueled by a number of factors, including:

     - the existing and increasing number of personal computers ("PC's") in the workplace and at home;

     - improvements in the performance and speed of PC's and modems;

     - improvements in network infrastructure;

     - enhanced ease of access to the Internet provided by Internet service providers;

     - consumer-oriented online services and long distance telephone companies;

     - emergence of standards for Internet navigation and information access;

     - declining costs of Internet service due to increased competition among access providers; and

     - increased awareness of the Internet among businesses and consumers.

The Company believes that the emergence of online technologies, such as those embodied in the Internet and the Web, are economical and effective methods for distribution of digital information and that such methods present a significant opportunity to publishers of educational and training content. The Company believes that over the next several years, the speed and commercial use of the Internet will increase with the development of higher bandwidth communication and online access through affordable devices in addition to PC's, such as online access terminals, cable modems, televisions, video phones and personal digital assistants. The Company expects that it will offer its courseware through these online technologies to the extent that they evolve and gain popular acceptance for the delivery of education and training to working adults and other part-time students.

     The use of the Company's products and services will depend in large part upon the development of an infrastructure for providing online access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether such networks will prove to be viable commercial marketplaces. In particular, such networks are an unproven medium for education. In the event such networks fail to become a viable education medium, the Company may not be able to overcome the costs and difficulties associated with adapting to alternative media, if and when they become available. If such networks do not become viable commercial marketplaces or do not develop as a viable medium for education, the Company would be materially adversely affected. Additionally, such networks have experienced, and are expected to continue to experience, significant growth in the number of users and amount of traffic. The infrastructures of such networks may not be able to support the demands placed on them by this continued growth. In addition, such networks could lose their viability due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet Protocol) to handle increased levels of activity, increased governmental regulation or other factors. The infrastructure or complementary services necessary to make such networks viable commercial marketplaces may not be developed. Even if developed, such networks may not become viable commercial marketplaces for products and services such as those offered by the Company.

COMPANY STRATEGY

     The Company's objectives are to be the leading publisher of online courseware for the corporate training and education market, and to make its VCampus(TM) the global standard for online delivery of corporate training and academic instruction. The Company's strategy to achieve these objectives includes publishing high-quality courseware (including courseware certified by independent academic institutions), expanding its customer base, particularly those who benefit from the Company's Web-based solution, upgrading its existing technologies to maintain its position as a leader in technology-based corporate training and developing brand recognition for its products and services.

     - Publish High Quality, High Demand Courseware. The Company intends to continue to expand its courseware library primarily through relationships with content providers. The Company seeks high quality courseware in subject areas that the Company expects will be in high demand by customers in the corporate training and education market including business, management, finance, accounting, technology, and basic technical and developmental skills. The Company intends to continue to provide courseware certified by independent academic institutions. See "-- Products and Services."

     - Expand Customer Base. The Company intends to continue to develop relationships with its existing and new business and academic institution customers to increase the number of enrollments and accelerate awareness and acceptance of its online content. The Company believes that development of a VCampus(TM) for customers provides it with cross-marketing opportunities. A VCampus(TM) can promote courses from, and/or contain "hot links" to, other VCampuses(TM). See "-- Customers" and "-- Sales and Marketing."

     - Develop Proprietary Technology. The Company intends to maintain its position as a leader in online courseware delivery technology by continuing to develop and enhance the features and functionality of its proprietary technology. See "-- Products and Services -- VCampus(TM)."

     - Develop Brand Recognition. The Company believes that establishing and maintaining brand recognition is critical to its strategy of becoming the leading publisher for online training and education. The Company plans to achieve brand recognition through marketing efforts and the creation of a standards-based user interface, incorporating audio, animation, graphics and text as appropriate to create a stimulating learning experience. The Company also intends to enter into arrangements with content providers to adopt the Company's VCampus(TM) as their standard for online courseware delivery. See "-- Products and Services -- VCampus(TM)."

ACQUISITIONS AND DIVESTITURES

     Since 1994, the Company has completed five acquisitions -- HTR, Inc., Cooper & Associates, Inc., (d/b/a Teletutor), Ivy Software, Inc., Cognitive Training Associates, Inc. and the CYBIS Division of Control Data Corporation. These acquisitions provided the Company with customers and courseware content in non-online format. The Company does not currently have an agreement, commitment or understanding with any other potential acquisition candidates. The Company has followed a strategy of moving content and customers to an online training platform from the traditional classroom and computer based training. In December 1998, the Company announced plans to divest its non-online businesses in order to focus its efforts on managing its core online customers and content.

     HTR, Inc. ("HTR") In October 1997, the Company acquired HTR, a corporation primarily engaged in the business of providing traditional and on-site technical training, publishing and consulting services for the information technology ("IT") industry. In December 1998, the Company sold the consulting division of HTR for $750,000 in cash and notes receivable. The Company sold the HTR Knowledgeworks legacy business for $1,500,000 in June 1999.

     Cooper & Associates, Inc., d/b/a Teletutor ("Teletutor") In April 1997, the Company acquired Teletutor, which develops, distributes and supports computer-based training courses for the data and telecommunications industry. This acquisition provided the Company with additional content that has been converted into the Company's online format, as well as access to Teletutor's existing customer base.

     Ivy Software, Inc. ("Ivy") In March 1997, the Company acquired Ivy, which develops and distributes business and accounting textbooks and software for the academic education market. This acquisition provided the Company with additional content as well as access to Ivy's existing customers in the academic marketplace, ranging from community colleges to large universities. In September 1998 the Company sold Ivy back to its original owner. The Company retained the right to distribute the online versions of Ivy Software.

     Cognitive Training Associates, Inc. ("CTA") In August 1996, the Company acquired CTA, which develops and distributes technology-based applications online via distributed networks for educational institutions, corporations and government agencies. CTA customers can access these applications from remote locations using the Internet or their organization's intranets. This acquisition provided the Company with an established customer base and additional content, particularly in the electrical, medical and scientific equipment subject areas.

     CYBIS. In 1994, the Company acquired the CYBIS division of Control Data, together with a perpetual nonexclusive license for the CYBIS courseware, which consisted primarily of courses in language arts, mathematics, social studies, science, business and a variety of technical subjects. The Company's ability to distribute a portion of the CYBIS courseware is limited by the terms of its license. The Company is responsible for the CYBIS computer-based education and training portion of certain CYBIS contracts to which Control Data is a party, as well as support and other services under such contracts. The Company believes that Web-based courseware developed from the CYBIS courseware, to the extent not restricted by the terms of its license, may contribute to revenues in the future.

PRODUCTS AND SERVICES

     The Company offers its online courseware primarily through its proprietary virtual campus product, or VCampus(TM), an online courseware delivery system and environment that facilitates development, management and administration of training and education over the Internet and corporate intranets. Through its HTR and Teletutor subsidiaries, the Company also offers courseware through more traditional media, including on-site and classroom training, diskette, CD-ROM and printed formats, although the Company plans to divest these non-online businesses during 1999.

  VCampus(TM)

     The Company's VCampus(TM) is a centrally served delivery and tracking system accessible by virtually any Internet-ready PC. Generally, students enroll in the Company's courses online through a VCampus(TM), but have the option to enroll in person, by telephone or through the mail. Enrolled students can then access the courseware online, typically through a PC connected to the Internet or a corporate intranet. Once a student has completed the course, he or she will receive credit or certification, if appropriate. As of June 30, 1999, the Company has over 60 VCampuses(TM) in operation with its corporate and academic institution partners.

     The VCampus(TM) environment is customizable and designed for ease of administration and access to students, instructors and training administrators. In addition, by using any combination of courses from the Company's courseware library and the customer's own internal training libraries, customers can offer a variety of distance learning options. The VCampus(TM) includes the following components:

          Registrar: In the "Registrar" function students can sign up for courses and modify their student profile. Administrators can add new course offerings, admit students, enroll students into course offerings, modify the course offerings, search student records and administer much of the VCampus(TM) functionality.

          Classrooms: In the "Classrooms" function students can enter their registered courses or check their grades for any course for which they are registered. Administrators and instructors may also access courses and have the capability to view student grades.

          Faculty: Students can use the "Faculty" function to contact VCampus(TM) instructors.

          Information: Using the "Information" function administrators can post news, announcements and answers to frequently asked questions to keep students informed about their training options.

          Commons: In the optional "Commons" function students can access games and socialize with other students.

     The VCampus(TM) supports a wide variety of tools and utilities supplied by third parties, such as Netscape Navigator/Communicator, Microsoft Internet Explorer, Macromedia Shockwave, Geo Emblaze, etc. In addition, the Company has developed the following proprietary software tools that facilitate the functionality of the VCampus(TM):

          VCampus(TM) Courseware Delivery Engine. This product was designed and built to serve as an integrated, Web-based courseware construction and courseware delivery tool. First delivered in August 1997, the product is currently at the release level 2.16 and has been used to build and deliver the Company's courseware library of over 1,100 online courses as of September 30, 1999. By incorporating features developed for the Company's earlier version of the tool, the VCampus(TM) Courseware Delivery Engine provides a simple, easy-to-use environment for instructors and students that is capable of assessing, recommending, tracking and testing students as they complete a course. The product also enables courseware developers to easily construct, deliver and track a highly interactive and media-rich online course.

          For the instructor, the VCampus(TM) Courseware Delivery Engine provides real-time editing of the course introduction, the syllabus, help items and reference items. Students can visit the "Gradebook" functionality of the product to get a real-time view of how they are doing in a course. The courseware developer has access to a complete suite of Web-based tools necessary to construct and deliver a highly interactive, online course. The "PointPage" functionality of the product provides a choice of methods for displaying content. To make PointPage even more powerful, the "Activity Studio" enables non-programmers to construct and include into their PointPage, multimedia-rich (animation, sound and student interactivity) activities by answering a few simple questions. Courseware developers can also take advantage of the testing system, which includes many advanced features such as question randomization and pooling. Additionally, courseware developers can choose to link selected test questions and PointPages to learning objectives, which allows a courseware developer to group content and assess a student's progress based on performance.

          VCampus(TM) Curriculum/Group Manager. This product facilitates the grouping of students with similar education needs and abilities to appropriate groups of courses within a VCampus(TM). This can improve overall system efficiency and facilitate interaction among students. The result of this intersection of student groups and course groups is a specific student "Training Plan". The Training Plan is designed to guide students to courses that match the student's ability. Additionally, the Training Plan can evaluate a student's performance in each course against minimum standards established by the VCampus(TM) administrator for test scores and attendance. The Curriculum/Group Manager was released during the first quarter of 1998.

          VCampus(TM) Batch/Mass Enrollment Tools. This series of tools facilitates the enrollment of large groups into the VCampus(TM) and/or courses without student involvement. Companies with a large population of students can use this tool to import demographic data from legacy enterprise resource planning or human resources systems, thus streamlining the implementation process. This functionality was first made available in July 1998 and was substantially enhanced in January 1999.

  Existing Courseware Library

     The Company's existing courseware library includes over 1,100 online courses, of which approximately 160 are available for general distribution. These courses are in what the Company believes to be high-demand subject matter areas such as information technology, telecommunications, compliance/OSHA, business, management and finance. Although the Company does not provide accreditation or certification itself, a number of its current courses provide either accreditation or certification through its content providers. The current library was built from a combination of acquisitions, the Company's own development efforts and relationships with leading content providers such as NETg, Infosource, Vital Learning, Crisp Publications Inc. and American Media Inc. Conversion of courseware into the Company's online format typically takes approximately 45 days, although conversion time varies depending on any number of factors, including the size and format of the original courseware content.

  Traditional Delivery

     The Company provides products and services through delivery methods other than online delivery in order to expand its customer base and courseware library for online delivery. For example, through its HTR and Teletutor subsidiaries, the Company offers courseware through more traditional media, including on-site and classroom training, as well as CD-ROM and printed formats. In December 1998, the Company announced plans to divest its non-online businesses with the exception of Teletutor in order to focus its efforts on managing its core online customers and content.

     HTR's strategy is to deliver a total solution for corporate IT training through its suite of products and services, which includes traditional and on-site training, and courseware. HTR seeks to provide a "Knowledge Transfer" to its customers through flexible and customizable courseware titles for client/server systems. IT training is delivered by instructors at HTR's five offices located in the U.S., as well as at customer locations, and is provided through both pre-scheduled, open enrollment classes and on-demand corporate training sessions. HTR also provides customized training to meet a customer's specific needs by tailoring existing titles for developing an entirely new course. Furthermore, HTR converts certain content into other products (e.g., end-user books, videos, etc.) to extend its product line and to reach additional market segments with minimum additional investment in content development.

     Teletutor's strategy is to focus its products and services primarily on the data and telecommunications industry. Teletutor develops, distributes and supports courseware, primarily in CBT formats, to the telecommunications industry. As of June 30, 1999, the Company had converted 23 Teletutor courses into its online format.

CUSTOMERS

     The Company's primary target market is the corporate training and education market. The Company focuses its sales and marketing efforts on Fortune 1,000 companies and is initially targeting customers in the telecommunications, healthcare, utilities, IT and financial services industries, as well as academic institutions, all of which the Company believes have relatively large training and education budgets, significant training needs and receptiveness to new technology. In 1998 no customer accounted for more than 10% of the Company's revenues. The Company currently anticipates that future revenues may be derived from sales to a limited number of customers. Accordingly, the cancellation or deferral of a small number of contracts could have a material adverse effect on the Company.

  Business Customers

     As of June 30, 1999, the Company had approximately 50 online corporate business customers, including: All-Phase Electrical Supply Company; A.T. Kearney, Inc; Baan Company; Bell South Telecommunications, Inc.; Cable and Wireless, Inc.; Dearborn Financial Publishing, Inc.; Graybar Electric Co. Inc.; Global One Communications, Inc.; Kelly Scientific Resources; Lucent Technologies, Inc.; Payback Training Systems, Inc.; Sheet Metal and Air Conditioning National Contractors' Association; and SpectraComm, LLC. The Company plans to establish relationships with additional business customers, in particular those that offer access to large numbers of users (including the prospective customer's employees or end-users), vendors and resellers, as well as significant amounts of courseware content. The Company's business customers generally agree to market and promote the Company's products and services, and to share with the Company the net revenues generated from access and other fees charged to such customer's end-users.

  Academic Institution Customers

     As of June 30, 1999, the Company had 11 online academic institution customers, including: AIMS Community College; Clemson University; Duquesne University; Eastern Michigan University; George Mason University; Northeastern University; Park College; Regent University; Swindon College, England; University of Texas System; and Wichita State University. The Company plans to establish relationships with additional academic institution customers, in particular those that have significant enrollments, offer broad curricula and provide the Company with the opportunity to publish online courseware developed by such institutions. The Company's agreements with these academic institutions generally provide the Company with exclusive rights, or limit the institution's right to develop and/or distribute the online courseware subject to the agreements. The academic institutions market these courses in the same manner as their existing, traditional course offerings, including through direct mail, course catalogs, print advertising and through the Web.

SALES AND MARKETING

     The Company's primary marketing goals are to create a strong brand identity as a leading training and educational courseware publisher for corporations and academic institutions, and to establish its core technology, the VCampus(TM), as the global standard for corporate training and education needs.

     In addition to its direct sales efforts, the Company markets its products and services through a variety of means, including the Web, public relations, trade shows, direct mail, trade publications, customers, resellers and other arrangements. The Company cross-markets through customers' VCampuses(TM) to promote its products and services and to attract students. The Company believes that forming strategic marketing alliances with partners who will sell, promote and market the Company's products and services will be important for rapid market penetration.

COMPETITION

     The market for educational and training products and services is highly competitive and the Company expects that competition will continue to intensify. Although the Company believes that it was the first to offer Web-based, interactive, on-demand courseware, there are no substantial barriers to entry in the online education and training market. A number of companies, including Microsoft Corporation, CBT Systems Ltd., Gartner Group, Inc., Oracle Corporation, Centra Software, Inc. and Real Education, have recently entered this market and the Company expects this trend to continue to accelerate. The Company's competition also includes many institutions and businesses that provide training or education that are taught on a part-time basis. In addition to traditional classroom and distance learning providers, other institutions such as Apollo Group, Inc. (through University of Phoenix) and Jones Intercable Inc. (through Mind Extension University) offer their own accredited courses online or in an email-based format. They, and many other education providers, use some of the Company's methods, including email, bulletin boards, electronic conferencing and CD-ROMs, as well as satellite communications, and audio and video tapes. The Company also expects to encounter significant competition in connection with its efforts to establish its VCampus(TM) as the standard learning environment and format in the industry.

     The Company believes that competition in the developing market for online training and education will be based upon various factors, including: quality, breadth and depth of courseware; marketing and third party relationships; quality, flexibility and reliability of delivery system; and, to a lesser degree, pricing. In addition, the Company believes that its products and tools make the Company's courseware affordable, convenient, easy to use and administer, and provide the Company with a competitive edge in attracting additional customers. Most of the Company's competitors, as well as a number of potential new competitors (including the Company's customers and partners), have significantly greater financial, technical and marketing resources than the Company. The Company will require financing to compete effectively in this rapidly evolving market. In addition, any of these competitors may be able to respond more quickly than the Company to new or emerging technologies, and to devote greater resources to the development, promotion and sale of their services. A number of the Company's current customers and partners have also established relationships with certain of the Company's competitors, and future customers and partners may establish similar relationships. In addition, the Company's partners could use information obtained from the Company to gain an additional competitive advantage over the Company. The Company's competitors may develop products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's products and services. Moreover, the Company may be unable to compete successfully against its current or future competitors, and competition may have a material adverse effect on the Company.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on online networks. Due to the increasing popularity and use of online networks, it is possible that a number of laws and regulations may be adopted with respect to online networks, covering issues such as user privacy, pricing, taxation and/or the characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of online networks, which could in turn decrease the demand for the Company's products and increase the Company's cost of doing business or otherwise have an adverse effect on the Company. Moreover, the applicability to online networks of existing laws governing issues such as property ownership, sales taxes, libel and personal privacy is uncertain. Furthermore, as a publisher of educational materials, the Company could be subject to accreditation or other governmental regulations. Any new legislation or regulation applicable to online networks, the Company or its products or services could have a material adverse effect on the Company.

     Because materials may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which it has a relationship and be subsequently distributed to others, there is a potential that claims will be made against the Company for copyright or trademark infringement or based on other legal theories. Such claims have been brought against online services in the past. Although the Company carries general liability insurance, the Company's insurance may not cover claims of this type, or may not be adequate to cover all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company.

TRADEMARKS AND PROPRIETARY RIGHTS

     The Company regards its copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and the Company relies upon federal statutory, as well as common law copyright and trademark law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company owns registered trademarks in the United States for UOL, the UOL logo, HTR, the HTR logo, Teletutor, The Chalkboard, Virtual Workforce, Experience and "What you think ... is our business." Additionally, the Company has applied for registration in the United States for certain of its other trademarks, including UOL Publishing, VCampus(TM), VCampus(TM).com, Virtual Campus, Test Wizard, Web Course Builder, PointPage, Courseware Construction Set, Course Architect, Registrar Architect, Test Architect, Thought Leaders, and "Take It Online".

     The Company has had certain trademark applications denied, and may have more denied in the future. The Company will continue to evaluate the registration of additional marks as appropriate. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary to protect the Company's proprietary rights. Any such litigation may be time-consuming and costly (even if successful), cause product release delays, require the Company to redesign its products or services, or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. The Company's means of protecting its proprietary rights may prove inadequate and the Company's competitors may independently develop similar technology or duplicate the Company's products or services or design around intellectual property rights of the Company. In addition, distributing the Company's products through online networks makes the Company's software more susceptible than other software to unauthorized copying and use. For example, online delivery of the Company's courseware makes it difficult to ensure compliance by the Company with contractual restrictions, if any, as to the parties who may access such courseware. The Company cannot prevent users from downloading electronically certain of its courseware content, which could adversely affect the Company's ability to collect payment from users that obtain copies from the Company's existing or past customers. If, as a result of changing legal interpretations of liability for unauthorized use of the Company's software or otherwise, users were to become less sensitive to avoiding copyright infringement, the Company would be materially adversely affected.

EMPLOYEES

     As of June 30, 1999, the Company had 104 employees, including 98 full-time employees and 6 part-time employees, consisting of 43 full-time employees in general business operations, 32 full-time employees in sales and marketing, 10 full-time and 6 part-time employees in product development, and 13 employees in general and administrative. None of the Company's employees are represented by a union and there have been no work stoppages.

     In 1998 the Company reduced its workforce significantly pursuant to a management reorganization plan. The workforce reductions occurred primarily in the product development and administrative areas. In addition, the Company relocated certain sales and administrative staff to smaller facilities, and moved the production of certain products to its Texas and McLean facilities. The Company believes that its employee relations are good.

     The Company's performance is substantially dependent on the performance of its executive officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company. The Company maintains key man life insurance in the amount of $1,000,000 on Narasimhan P. Kannan, Chairman of the Board of Directors and Chief Executive Officer, and has employment agreements with certain of its executive officers. However, neither such insurance nor such agreements necessarily fully compensate the

Company for, or preclude the loss of the services of the relevant personnel. The Company anticipates that future growth, if any, will require it to identify, recruit, hire, compensate train and retain a substantial number of new, technical, managerial, sales and marketing personnel. Competition for qualified personnel is intense, and the Company may be unable to attract, assimilate and retain such personnel. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could have a material adverse effect on the Company.

PROPERTIES

     A current summary showing the operating properties of the Company, all of which are leased, is shown below:

                                                                             LEASE
                                                             AREA         EXPIRATION    MONTHLY
          LOCATION                  PRINCIPAL USE        (SQUARE FEET)       DATE        RENT
          --------                  -------------        -------------    ----------    -------
McLean, VA..................  Executive offices and          7,150       March 2000     $13,100
                              principal administration,
                              technical marketing and
                              sales operations
Herndon, VA.................  Technical operations           1,062       March 2000       1,925
Waxahachie, TX..............  CTA offices                    5,000       July 2001        2,000
Rockville, MD...............  HTR executive offices          5,215       November 1999   10,000
Rockville, MD...............  HTR Branch office              6,222       January 2006    11,936
Atlanta, GA.................  HTR Branch office              7,800       February 2001   16,500
Waltham, MA.................  HTR Branch office              3,124       May 2003         5,467
Washington, DC..............  HTR Branch office              2,253       July 2002        5,539

     During the second half of 1998 and the first quarter of 1999, as a result of reorganization plans, the Company closed one of its McLean executive office facilities and moved primarily all of Teletutor's product fulfillment operations to its remaining McLean office facility. Also, the Company closed its training facilities in Los Angeles, CA and Baltimore, MD. As of December 31, 1998 the Company has accrued an estimate of the costs it will incur to terminate its remaining lease obligations.

     The Company believes that its existing office space is sufficient to accommodate its current needs and that suitable additional space will be available on commercially reasonable terms to accommodate any expansion needs in 1999 should it become necessary.

LEGAL PROCEEDINGS

     Although the Company is not currently involved in any material pending legal proceedings, the Company could be subject to legal proceedings and claims in the ordinary course of its business or otherwise, including claims relating to license agreements, royalties or claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     As of November 1, 1999, the directors and executive officers of the Company were as follows:


                 NAME                    AGE                   POSITION
                 ----                    ---   ----------------------------------------
Narasimhan P. Kannan...................  51    Chairman of the Board of Directors and
                                                 Chief Executive Officer
Edson D. deCastro......................  61    Director
Barry K. Fingerhut.....................  54    Director
Kamyar Kaviani.........................  37    Director and Executive Vice President
William E. Kimberly....................  66    Director
John D. Sears..........................  44    Director
Steven M.H. Wallman....................  45    Director
Michael W. Anderson....................  45    Chief Operating Officer
Farzin Arsanjani.......................  35    Executive Vice President
Michael A. Schwien.....................  43    Acting Chief Financial Officer

     Narasimhan P. "Nat" Kannan has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since he founded the Company in 1984. Prior to founding the Company, he co-founded Ganesa Group, Inc., a developer of interactive graphics and modeling software, in 1981. Prior thereto, he served as a consultant to Booz Allen and Hamilton, Inc., the MITRE Corporation, The Ministry of Industry of the French Government, the Brookhaven and Lawrence Livermore National Laboratories, the White House Domestic Policy Committee on Energy, and Control Data Corporation. He serves on the board of directors of TV on the Web, Inc. He holds a B.S. in Engineering from the Indian Institute of Technology in Madras, India, and he performed advanced graduate work in business and engineering at Dartmouth College.

     Edson D. deCastro has been a director of the Company since 1994. From June 1995 to January 1997 Mr. deCastro served as Chief Executive Officer of Xenometrix, Inc. and served as its Chairman from 1992 until November 1997. Mr. deCastro was the founder of Data General Corporation and served as its Chief Executive Officer from 1968 to 1990. From January 1990 to June 1995, Mr. deCastro was an independent contractor. Mr. deCastro now works as a consultant. Mr. deCastro also serves on the boards of directors of Boston Life Sciences, Inc. and Avax Technologies, Inc., both public companies, and of several private early-stage technology companies. He holds a B.S. in Electrical Engineering from the University of Lowell.

     Barry K. Fingerhut has been a director of the Company since August 1996. Since 1981 he has been employed by GeoCapital, a registered investment advisor, and has served as its Portfolio Manager and President since 1991. Mr. Fingerhut is an officer of the General Partner of each of Wheatley Partners, L.P. and Wheatley Foreign Partners L.P., both investment partnerships. In addition, he is co-founder and General Partner of Applewood Associates, L.P. and an officer of a General Partner of 21st Century Communications Partners, L.P., also an investment partnership. Mr. Fingerhut serves as a director of Millbrook Press, Inc., Carriage Services, Inc. and several private companies. Mr. Fingerhut holds a B.S. from the University of Maryland and an M.B.A. with a concentration in Finance/Investments from New York University.

     Kamyar Kaviani has been a director since November 1997. Mr. Kaviani joined the Company as Executive Vice President upon the Company's acquisition of HTR in October 1997. Prior to such acquisition, Mr. Kaviani co-founded HTR in 1987 and has served as its Chairman and Chief Executive Officer since that time. Mr. Kaviani holds a B.A. in Economics from the University of Maryland.

     William E. Kimberly has been a director of the Company since October 1995. Mr. Kimberly served as the President of the Manchester Group, Ltd., an investment banking firm, from 1990 to 1994, and as Chairman of NAZTEC International Group, Inc., its successor, since 1994. Prior thereto, Mr. Kimberly served in various senior executive capacities for 23 years for Kimberly Clark Corporation. Mr. Kimberly also serves as a director of Sytel Corporation. He is a member of the Board of Trustees of The Asheville School and the Pan American Development Foundation.

     John D. Sears has been employed in various executive capacities by the University of Phoenix since 1987, currently serving as Vice President of the Office of Institutional Development, and prior thereto as the Vice President of the Center for Distance Education. Mr. Sears holds a B.A. from the University of Notre Dame and a Masters in Business Administration from the University of Denver.

     Steven M. H. Wallman has been a director of the Company since November 1997. From July 1994 to October 1997, Mr. Wallman served as a Commissioner of the U.S. Securities and Exchange Commission. From 1986 to 1994, he was a partner with the law firm of Covington & Burling. Mr. Wallman now serves as a Non-Resident Senior Fellow at The Brookings Institution, Washington D.C. Mr. Wallman is currently employed as a consultant and since July 1998 has served as the Chief Executive Officer and a director of FolioTrade LLC, a private company. He holds an S.B. from the Massachusetts Institute of Technology, an S.M. from the Massachusetts Institute of Technology, Sloan School of Management, and a J.D. from Columbia University School of Law.

     Michael W. Anderson was appointed the Company's Chief Operating Officer in November 1998 after serving as the Company's Vice President of Technology and Operations since March 1996. From 1994 to 1996, Mr. Anderson was a marketing research consultant at O'Donnell & Associates, Inc. From 1990 to 1994 he served as Vice President and Director of Marketing Operations at HarperCollins College Publishers. From 1977 to 1990 he was employed by Scott, Foresman & Company, most recently as Vice President of Marketing Operations. Mr. Anderson holds a B.A. in English and Mathematics from the University of Texas.

     Farzin Arsanjani joined the Company as an Executive Vice President upon the Company's acquisition of HTR in October 1997. Prior to such acquisition, Mr. Arsanjani co-founded HTR in 1987 and served as its Vice-Chairman and President since that time. Mr. Arsanjani holds a B.S. in Electrical Engineering from the University of Maryland.

     Michael Schwien joined the Company as Controller in May 1998 and was named acting Chief Financial Officer in June 1999. From 1993 to May 1998, Mr. Schwien worked for BDM Technologies, Inc. most recently as Director of Business Operations. From 1988 to 1993, he worked for ICF Kaiser International as Supervisor of Corporate Accounting. Prior to working for ICF Kaiser International he was a staff auditor with Deloitte & Touche. Mr. Schwien holds a B.S. in Business Administration from the University of Colorado and is a Certified Public Accountant.

                             EXECUTIVE COMPENSATION

  Summary Compensation

     The following table sets forth all compensation paid by the Company for services rendered to it in all capacities for the fiscal years ended December 31, 1996, 1997 and 1998 to the Company's Chief Executive Officer, the Company's four other highest-paid executive officers who earned at least $100,000 in the respective fiscal year and two additional executive officers who otherwise would have been includable in such table on the basis of their 1998 compensation but for the fact that they were no longer executive officers of the Company at the end of 1998 (collectively, the "Named Officers").

SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                       COMPENSATION
                                            ANNUAL COMPENSATION           AWARDS
                                           ----------------------      -------------
                               FISCAL                                  STOCK OPTIONS       ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR        SALARY        BONUS          (SHARES)         COMPENSATION
 ---------------------------   ------      --------      --------      -------------      ------------
Narasimhan P. Kannan.........    1998      $195,000(1)   $     --         189,013           $46,077(2)
  Chairman and                   1997      $164,123      $ 32,500              --           $ 1,080(3)
  Chief Executive Officer        1996      $156,556      $  2,500              --           $ 1,586(3)
Kamyar Kaviani...............    1998      $154,583      $310,500              --           $ 9,600(4)
  Executive Vice President       1997      $113,595      $     --          70,900           $    --
Farzin Arsanjani.............    1998      $154,583      $310,500          20,000           $ 9,600(4)
  Executive Vice President       1997      $112,732      $     --          70,900           $    --
Carl N. Tyson(5).............    1998      $245,700(6)   $     --          50,000(7)        $12,416(4)
  President and                  1997      $199,500      $  8,750              --           $ 6,304(8)
  Chief Operating Officer        1996      $227,500      $107,500         132,487(7)        $50,093(9)
Daniel J. Callahan, IV(10)...    1998      $114,958      $ 69,000              --           $15,442(11)
  Vice President                 1997      $ 89,182      $     --          15,700           $    --
Michael W. Anderson..........    1998      $144,848      $     --          70,300           $    --
  Chief Operating Officer        1997      $138,337      $ 25,833              --           $12,155(12)
Joanne O'Rourke
  Hindman(13)................    1998      $146,674      $     --          91,000           $    --
  Chief Financial Officer

---------------
 (1) Includes $15,000 of salary for Mr. Kannan from December 1997 that was paid in 1998.

 (2) Consists of $1,566 of taxable premiums paid for life insurance and $44,511 of accrued vacation paid in the form of Common Stock.

 (3) Consists of taxable premiums paid for life insurance.

 (4) Consists of expenses for automobile allowance.

 (5) Mr. Tyson's employment with the Company terminated in October 1998.

 (6) Includes $18,900 of salary for Mr. Tyson from December 1997 that was paid in 1998.

 (7) These options terminated following Mr. Tyson's termination of employment in October 1998.

 (8) Consists of $5,920 for automobile allowance and $384 of taxable premiums paid for life insurance.

 (9) Consists of $50,000 of moving expenses and $93 of taxable premiums paid for life insurance.

(10) Mr. Callahan's employment with the Company terminated in June 1998.

(11) Consists of $4,402 of accrued vacation paid upon Mr. Callahan's termination of employment, $2,040 of taxable premiums paid for life insurance and $9,000 for automobile allowance.

(12) Consists of moving expenses.

(13) Ms. Hindman left the Company in July 1999.

  Option Grants, Exercises and Holdings and Fiscal Year-End Option Values.

     The following table summarizes all option grants during the year ended December 31, 1998 to the Named Officers:

OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 1998

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                 ANNUAL RATES OF STOCK
                                                 % OF TOTAL OPTIONS                                PRICE APPRECIATION
                             NUMBER OF SHARES        GRANTED TO       EXERCISE OR                  FOR OPTION TERM(1)
                            UNDERLYING OPTIONS      EMPLOYEES IN      BASE PRICE    EXPIRATION   ----------------------
           NAME                  GRANTED                1998           PER SHARE       DATE          5%         10%
           ----             ------------------   ------------------   -----------   ----------   ----------  ----------
Narasimhan P. Kannan......       160,000               14.6%            $13.00        5/26/08    $1,308,101  $3,314,984
                                  27,500                2.5%            $ 7.00       12/09/08       121,062     306,795
                                   1,513                0.1%            $ 7.07       12/03/00         1,095       2,243

Carl N. Tyson(2)..........        50,000                4.6%            $13.00        5/26/08       408,782   1,035,933

Farzin Arsanjani..........        20,000                1.8%            $ 7.00       12/09/08        88,045     223,124

Michael Anderson..........        25,000                2.3%            $13.00        5/26/08       204,391     517,966
                                  45,000                4.1%            $ 7.00       12/09/08       198,102     502,029
                                     300                  --            $ 7.07       12/03/00           217         445

Joanne O'Rourke Hindman...        55,000                5.0%            $ 9.63        5/26/08       332,921     843,687
                                  35,000                3.2%            $ 7.00       12/09/08       154,079     390,467
                                   1,000                0.1%            $ 7.07       12/03/00           724       1,483

---------------
(1) The compounding assumes a 10-year exercise period for all option grants. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not be necessarily achieved.

(2) These options expired pursuant to their terms following the termination of Mr. Tyson's employment with the Company in October 1998.

     No stock options were exercised by the Named Officers during 1998. The following table sets forth certain information concerning the number and value of unexercised options held by the Named Officers as of December 31, 1998:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

                                                NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                                                AT DECEMBER 31, 1998               AT DECEMBER 31, 1998(1)
                                          ---------------------------------   ---------------------------------
                  NAME                    EXERCISABLE(2)   UNEXERCISABLE(2)   EXERCISABLE(2)   UNEXERCISABLE(2)
                  ----                    --------------   ----------------   --------------   ----------------
Narasimhan P. Kannan....................      69,493           187,500              $0                $0
Kamyar Kaviani..........................      13,500            57,400              $0                $0
Farzin Arsanjani........................      13,500            77,400              $0                $0
Carl N. Tyson...........................      31,865                 0              $0                $0
Michael W. Anderson.....................      20,439           101,373              $0                $0
Joanne O'Rourke Hindman.................       1,000            90,000              $0                $0

---------------
(1) Options are considered in-the-money if the market value of the shares covered thereby is greater than the option exercise price. Value is calculated based on the difference between the fair market value of the shares of common stock at December 31, 1998 ($5.94), as quoted on the Nasdaq Stock Market, and the exercise price of the options.

(2) The first number represents the number or value (as called for by the appropriate column) of exercisable options; the second number represents the number or value (as appropriate) of unexercisable options.

1996 STOCK PLAN

     The Company's 1996 Stock Plan (the "1996 Plan") was adopted and approved by the Board of Directors in August 1996 and by the stockholders of the Company in September 1996. A total of 2,524,893 shares of Common Stock have been reserved for issuance under the 1996 Plan. As of June 30, 1999, 6,437 shares of Common Stock had been issued upon exercise of options granted under the 1996 Plan, and options for 1,271,227 shares were outstanding thereunder at a weighted average exercise price of $10.86 per share. The 1996 Plan also allows for the grant of purchase rights, under which 27,619 shares have been purchased to date.

     The 1996 Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), solely to employees (including officers and employee directors), and nonstatutory stock options to employees, directors and consultants. As of June 30, 1999, approximately 110 persons were eligible to receive grants under the 1996 Plan. The 1996 Plan is administered by the Compensation Committee of the Board of Directors. Subject to the restrictions of the 1996 Plan, the Compensation Committee determines who is granted options, the terms of options granted, including exercise price, the number of shares subject to the option and the option's exercisability. The current members of the Compensation Committee are Messrs. deCastro and Fingerhut.

     The exercise price of options granted under the 1996 Plan is determined on the date of grant, and in the case of incentive stock options must be at least 100% of the fair market value per share at the time of grant. The exercise price of any option granted to an optionee who owns stock possessing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the Common Stock on the date of grant. The aggregate fair market value of Common Stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000. Payment of the exercise price may be made by delivery of cash or a check to the order of the Company, or by any other means determined by the Board of Directors.

     Options granted to employees under the 1996 Plan generally become exercisable in increments, based on the optionee's continued employment with the Company, over a period of up to five years. The term of an incentive stock option may not exceed 10 years. The form of option agreement generally provides that options granted under the 1996 Plan, whether incentive stock options or nonstatutory options, expire 10 years from the date of grant. Incentive stock options granted pursuant to the 1996 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. Generally, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, all outstanding options under the 1996 Plan shall accelerate and become fully exercisable upon consummation of such merger or sale of assets.

     The Board may amend the 1996 Plan at any time or from time to time or may terminate the 1996 Plan without the approval of the stockholders, provided that stockholder approval is required for any amendment to the 1996 Plan requiring stockholder approval under applicable law as in effect at the time. However, no action by the Board of Directors or stockholders may alter or impair any option previously granted under the 1996 Plan. The Board may accelerate the exercisability of any option or waive any condition or restriction pertaining to such option at any time. The 1996 Plan will terminate in August 2006, unless terminated sooner by the Board.

EMPLOYMENT AGREEMENTS

     Under the terms of the Company's form of employment agreement for executive officers, such officers are entitled to annual incentive-based bonus compensation of up to 50% of their base salary. The exact amount of such compensation is determined by the Company's Board of Directors, generally based upon the achievement of specified performance goals established by the Board. Under such agreements, executive officers are also eligible to participate in all employee benefit plans and programs that the Company offers to its executive employees and are entitled to reimbursement for all documented reasonable business expenses they incur. Generally, consistent with Company policies, in the event that an executive officer is terminated without cause or resigns for good cause, the Company is required under its form of employment agreement to continue paying salary to such officer for six to nine months as severance.

     Mr. Kannan's employment agreement with the Company provides for an annual base salary of $180,000. The term of the agreement expired in June 1999, but the agreement is subject to automatic one-year renewal terms. In the event of a material change in Mr. Kannan's duties, titles, authority or position with the Company, he may elect, in lieu of receiving his severance pay, to enter into a consulting arrangement with the Company, whereby Mr. Kannan would provide consulting services to the Company for a period of one year and be paid $750 per day for providing such services.

     Following termination of Mr. Tyson's employment with the Company in October 1998, the Company began paying Mr. Tyson a severance equal to nine months of his base salary, or $170,100, pursuant to the terms of his employment agreement.

COMPENSATION OF DIRECTORS

     All directors are reimbursed for expenses incurred in connection with each board committee meeting attended.

     The 1996 Plan provides for the grant of nonstatutory options to non-employee directors of the Company. The 1996 Plan provides for automatic grants on January 1 of each year to directors who are not employees of the Company of an option to purchase 10,000 shares. In addition, in the case of a new director, automatic grants shall be effective upon such director's initial election or appointment to the Board with the number of underlying shares equal to the product of 2,500 multiplied by the number of regularly scheduled meetings remaining in that year. Subject to continued status as a director, options granted pursuant to the New Automatic Grant Program shall vest 25% per year on each of the fifth, sixth, seventh and eighth anniversaries of the date of grant; provided, however, that 2,500 shares shall vest on each date the director attends a Board meeting in person during that year. In addition, each such director will automatically be granted a fully-vested option to purchase an additional 2,500 shares on each date the director attends a meeting of a committee of the Board other than on the same day or within one day of a Board meeting.

     Under the New Automatic Grant Program, during 1998 the non-employee directors received options as follows: Mr. Fingerhut -- 10,000; Mr. Wallman -- 17,500; Mr. Kimberly -- 17,500; Mr. Sears -- 7,500; and Mr. deCastro -- 10,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Messrs. deCastro and Fingerhut, none of whom was at any time during the fiscal year ended December 31, 1998 or at any other time an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of Directors or the Compensation Committee of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of shares of the Company's Common Stock, Series C Preferred Stock and Series D Preferred Stock as of March 31, 1999 by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each director and director nominee of the Company, (iii) each of the Named Officers, as listed under "-- Executive Compensation -- Summary Compensation" above, and (iv) all directors and executive officers of the Company as a group. Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock and Preferred Stock indicated below.

                                                          SHARES BENEFICIALLY OWNED(1)
                                       ------------------------------------------------------------------
                                                                    SERIES C               SERIES D
                                           COMMON STOCK         PREFERRED STOCK        PREFERRED STOCK
                                       --------------------   --------------------   --------------------    PERCENTAGE
                                        NUMBER     PERCENT     NUMBER     PERCENT     NUMBER     PERCENT    TOTAL VOTING
                NAME                   OF SHARES   OF CLASS   OF SHARES   OF CLASS   OF SHARES   OF CLASS     POWER(2)
                ----                   ---------   --------   ---------   --------   ---------   --------   ------------
Irwin Lieber(3)(11)..................  1,148,349     24.4%     207,387      33.1%     381,817      35.2%        15.0%
  80 Cuttermill Road, Suite 311
  Great Neck, NY 11021

Barry K. Fingerhut(4)(11)............  1,256,060     24.1%     229,839      36.7%     409,090      37.8%        16.1%

Seth Lieber(5)(11)...................  1,082,199     23.3%     192,025      30.7%     363,636      33.6%        14.2%
  80 Cuttermill Road, Suite 311
  Great Neck, NY 11021

Jonathan Lieber(6)(11)...............  1,079,387     23.2%     192,025      30.7%     363,636      33.6%        14.1%
  80 Cuttermill Road, Suite 311
  Great Neck, NY 11021

Barry Rubenstein(7)(11)..............  1,173,179     22.8%     218,612      34.9%     381,817      35.2%        15.2%
  68 Wheatley Road
  Brookville, NY 11545

Wheatley Partners, L.P.(8)(11).......  1,072,853     21.2%     189,071      30.2%     363,636      33.6%        14.1%
  80 Cuttermill Road, Suite 311
  Great Neck, NY 11021

Wheatley Foreign Partners,
  L.P.(9)(11)........................  1,072,853     21.2%     189,071      30.2%     363,636      33.6%        14.1%
  Third Floor, One Capital Place
  George Town, Grand Cayman
  Cayman Islands, B.W.I.

Wheatley Partners, LLC(10)(11).......  1,072,853     21.2%     189,071      30.2%     363,636      33.6%        14.1%
  80 Cuttermill Road, Suite 311
  Great Neck, NY 11021

Austin O. Furst, Jr.(12).............    353,846      7.9%       --         --          --         --            2.9%
  138 Frogtown Road
  New Canaan, CT 06840

Kamyar Kaviani(13)...................    311,021      7.1%       --         --         68,358       6.3%         5.0%

Errol M. Rudman(14)..................    264,936      6.2%       1,600      *           --         --            4.4%
  Rudman Management, Inc.
  1114 Avenue of the Americas
  New York, NY 10036

Narasimhan P. Kannan(15).............    256,000      5.9%       --         --          --         --            3.1%

Farzin Arsanjani (16)................    222,125      5.1%       --         --         56,834       5.2%         3.5%

William E. Kimberly(17)..............     80,660      1.9%       --         --          --         --          *

                                                          SHARES BENEFICIALLY OWNED(1)
                                       ------------------------------------------------------------------
                                                                    SERIES C               SERIES D
                                           COMMON STOCK         PREFERRED STOCK        PREFERRED STOCK
                                       --------------------   --------------------   --------------------    PERCENTAGE
                                        NUMBER     PERCENT     NUMBER     PERCENT     NUMBER     PERCENT    TOTAL VOTING
                NAME                   OF SHARES   OF CLASS   OF SHARES   OF CLASS   OF SHARES   OF CLASS     POWER(2)
                ----                   ---------   --------   ---------   --------   ---------   --------   ------------
Steven M. H. Wallman(18).............     56,923      1.3%       --         --          --         --          *

Daniel J. Callahan, IV (19)..........     38,399      *          --         --          9,255      *           *

Michael W. Anderson (20).............     20,739      *          --         --          --         --          *

Joanne O'Rourke Hindman(21)..........     15,750      *          --         --          --         --          *

Edson D. deCastro(22)................     19,298      *          --         --          --         --          --

John D. Sears(22)....................     10,000      *          --         --          --         --          --
All directors and executive officers
  as a group (7 directors and 5
  executive officers)(23)............  2,248,582     40.5%     229,839      36.7%     534,282      49.4%        28.9%

---------------
  *  Less than one percent.

 (1) As of March 31, 1999 the Company had outstanding (i) 4,276,668 shares of Common Stock, (ii) 626,293 shares of Series C Preferred Stock (convertible into 757,814 shares of Common Stock based on a conversion ratio of 1.21-for-1), and (iii) 1,082,625 shares of Series D Preferred Stock convertible into Common Stock on a one-for-one basis. Share ownership in the case of Common Stock includes shares issuable upon (i) conversion of Series C Preferred Stock and Series D Preferred Stock into Common Stock, and (ii) exercise of warrants and options that may be exercised in each case within 60 days after March 31, 1999 for purposes of computing the percentage of Common Stock owned by such person but not for purposes of computing the percentage owned by any other person.

 (2) Percentage voting power is calculated assuming the Common Stock, the Series C Preferred Stock and the Series D Preferred Stock vote together as one class with each share of Common Stock, Series C Preferred Stock and Series D Preferred Stock entitled to one vote.

 (3) Consists of: (i) 1,072,853 shares beneficially owned by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., with respect to each of which Mr. Leiber may be deemed to share voting and dispositive power; (ii) 4,297 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 3,545 shares of Common Stock issuable upon exercise of a warrant, both held by Mr. Leiber's child; and (iii) 14,771 shares of Common Stock issuable upon exercise of a warrant, 17,904 shares of Common Stock issuable upon exercise of Series C Preferred Stock, 18,181 shares of Common Stock issuable upon exercise of Series D Preferred Stock and 16,798 shares of Common Stock, all held by Wheatley Partners, LLC, of which Mr. Leiber is the President and a member.

 (4) Consists of: (i) 35,076 shares of Common Stock, 45,835 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 45,454 shares of Common Stock issuable upon conversion of Series D Preferred Stock, 37,814 shares of Common Stock issuable upon exercise of warrants which are currently exercisable and 12,500 shares of Common Stock issuable upon exercise of options which are currently exercisable, all held by Mr. Fingerhut; (ii) 273,528 and 17,442 shares of Common Stock, 211,231 and 17,945 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 335,162 and 28,474 shares of Common Stock issuable upon conversion of Series D Preferred Stock and 174,266 and 14,805 shares of Common Stock issuable upon exercise of warrants which are currently exercisable, all held by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., respectively, two investment partnerships of which Mr. Fingerhut serves as an officer of the General Partner; and (iii) 3,580 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 2,954 shares of Common Stock issuable upon exercise of warrants which are currently exercisable held in a joint account with respect to which Mr. Fingerhut has investment and voting power. Mr. Fingerhut disclaims beneficial ownership of the shares held by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., except to the extent of his pecuniary interest therein.

 (5) Consists of: (i) 1,072,853 shares beneficially owned by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., with respect to which Mr. Leiber may be deemed to share voting and dispositive power; and (ii) 2,954 shares of Common Stock issuable upon exercise of a warrant, 3,580 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 2,812 shares of Common Stock, all held by Wheatley Partners, LLC, of which Mr. Leiber is a Vice President and a member.

 (6) Consists of: (i) 1,072,853 shares beneficially owned by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., with respect to which Mr. Leiber may be deemed to share voting and dispositive power; and (ii) 2,812 shares of Common Stock, 3,580 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 2,954 shares of Common Stock issuable upon exercise of a warrant, all held by Mr. Leiber.

 (7) Consists of 1,072,853 shares beneficially owned by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., with respect to each of which Mr. Rubenstein is the CEO of the general partner, and 35,806 shares of Common Stock issuable upon conversion of Series C Preferred Stock, 18,181 shares of Common Stock issuable upon conversion of Series D Preferred Stock, 29,541 shares of Common Stock issuable upon exercise of warrants and 16,798 shares of Common Stock, held by three investment partnerships with respect to which Mr. Rubenstein is a general partner.

 (8) Includes: (i) 211,231 shares of Common Stock issuable upon conversion of Series C Preferred Stock; (ii) 174,266 shares of Common Stock issuable upon exercise of warrants which are currently exercisable; (iii) 335,162 shares of Common Stock issuable upon conversion of Series D Preferred Stock; and
     (iv) 17,442 shares of Common Stock, 14,805 shares of Common Stock issuable upon exercise of a warrant, 17,945 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 28,474 shares of Common Stock issuable upon conversion of Series D Preferred Stock, all held by Wheatley Foreign Partners, L.P. Wheatley Partners, L.P. disclaims beneficial ownership of the shares held by Wheatley Foreign Partners, L.P., except to the extent of its pecuniary interest therein.

 (9) Includes 994,187 shares beneficially held by Wheatley Partners, L.P. Wheatley Foreign Partners, L.P. disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein.

(10) Consists of 1,072,853 shares beneficially owned by Wheatley Partners, L.P. and Wheatley Foreign Partners, L.P., with respect to each of which Wheatley Partners, LLC is a general partner.

(11) As reported in the Schedule 13D filed as of September 9, 1998 with the SEC by this stockholder and a group of affiliated investors. These share numbers also include the annual 5% dividend on the Series D Preferred Stock paid in shares of Common Stock in December 1998.

(12) Includes 179,848 shares of Common Stock issuable upon exercise of warrants held by trusts for which Mr. Furst is the trustee and which are currently exercisable.

(13) Includes 13,500 shares of Common Stock issuable upon exercise of options which are currently exercisable and 68,358 shares of Common Stock issuable upon conversion of Series D Preferred Stock.

(14) Includes 261,400 shares of Common Stock as reported in the Schedule 13G dated March 26, 1998 filed with the SEC by Errol D. Rudman. Also includes 1,600 shares of Series C Preferred Stock (convertible into 1,936 shares of Common Stock) and 1,600 shares of Common Stock issuable upon exercise of warrants acquired by Mr. Rudman effective on March 31, 1998.

(15) Includes 67,980 shares of Common Stock issuable upon exercise of a warrant held by Mr. Kannan that is currently exercisable, 169,092 shares of Common Stock held by two trusts of which Mr. Kannan and his wife are co-trustees; 8,513 shares of Common Stock held by a limited partnership as to which Mr. Kannan and his wife are the general partners, and 1,513 shares of Common Stock issuable upon exercise of options which are currently exercisable.

(16) Includes 56,834 shares of Common Stock issuable upon conversion of Series D Preferred Stock and 13,500 shares of Common Stock issuable upon exercise of options which are currently exercisable.

(17) Includes 10,197 shares of Common Stock issuable upon exercise of a warrant held by Mr. Kimberly that is currently exercisable, 29,298 shares of Common Stock issuable upon exercise of options which are currently exercisable, as well as 5,344 outstanding shares of Common Stock and 2,549 shares of Common Stock issuable upon exercise of a warrant which is currently exercisable, both held by Elena Kimberly, Mr. Kimberly's wife.

(18) Includes 22,500 shares of Common Stock issuable upon exercise of options which are currently exercisable.

(19) Includes 9,255 shares of Common Stock issuable upon conversion of Series D Preferred Stock.

(20) Includes 20,439 shares of Common Stock issuable upon exercise of options which are currently exercisable.

(21) Includes 14,750 shares of Common Stock issuable upon exercise of options which are currently exercisable. Ms. Hindman left the Company effective in July 1999.

(22) Consists of shares of Common Stock issuable upon exercise of options which are currently exercisable.

(23) Includes the shares (including shares underlying options and warrants) discussed in footnotes (4),(13),(15)-(18) and (20)-(22).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In March 1997, the Company acquired Ivy Software, Inc., a Virginia corporation that develops and distributes business and accounting software for the academic education market, for $314,000 in cash and potential future payments not to exceed approximately $862,000. In connection with this transaction, the President and sole shareholder of Ivy, Robert N. Holt, entered into a three-year consulting agreement with the Company. In September 1998, the Company sold Ivy back to Mr. Holt for $250,000 in cash and a note receivable for approximately $200,000. In connection therewith, all other payment obligations of the Company to Mr. Holt were terminated (other than $35,000 already earned and paid under the consulting agreement). The Company agreed to pay Mr. Holt his standard consulting fee of $2,500 per day for any future services the Company might request from him.

     In April 1997, the Company acquired Teletutor, an Illinois corporation that develops, distributes and supports computer-based training courses for the data and telecommunications industry. The terms of the transaction included a $3.0 million cash payment at closing and $2.0 million in the form of a promissory note to be paid in cash ratably on the first, second and third anniversary dates of the acquisition. In connection with this transaction, James R. Cooper, formerly the President of Teletutor, entered into an employment agreement to become an Executive Vice President of the Company, from which position he resigned effective in March 1998. During the second quarter of 1998, the Company made the first installment payment of $666,667 to the former Teletutor shareholders. In December 1998, the Company and the former Teletutor stockholders restructured the terms of the note as follows: the Company issued to such stockholders an aggregate of 105,000 shares of Common Stock and three-year warrants to purchase 55,000 shares of its Common Stock at an exercise price of

$6.00 per share and executed a new non-interest bearing promissory note for $826,666, payable in installments between March 15, 1999 and April 15, 2000.

     In October 1997, the Company acquired HTR Inc., a Delaware corporation whose strategy is to deliver a total solution for corporate information technology requirements through its suite of products and services which includes traditional and on-site training, courseware and consulting, in exchange for 585,940 shares of Common Stock, options and warrants to purchase an additional 34,020 shares, the assumption of an aggregate of approximately $3.5 million of HTR debt and a combination of cash and notes payable in the aggregate amount of approximately $600,000. In addition, the executive officers of HTR, Messrs. Kaviani (who became a director and executive officer of the Company upon closing of the acquisition), Arsanjani (who became an executive officer of the Company upon closing of the acquisition) and Callahan (who became an executive officer of the Company upon closing of the acquisition) became entitled to receive bonuses in the aggregate amount of $690,000 in connection with their execution of employment agreements to become Executive Vice Presidents of the Company, payable no later than December 31, 1998. In June 1998, the executive officers of HTR were paid approximately $270,000 of their sign-on bonuses in cash to satisfy tax obligations and they agreed to convert the remaining approximately $420,000 of such sign-on bonuses and $320,000 of acquisition-related indebtedness into 134,447 shares of the Company's Series D convertible Preferred Stock. In connection with the acquisition, the Company also created a stock option pool of 180,000 shares of Common Stock and an incentive bonus pool with a potential payout of up to approximately $3,300,000 over three years to such officers (and one other executive officer of HTR), contingent upon the financial performance of HTR. During 1998, none of this payout was made and none of these option shares were granted to such executive officers. Mr. Callahan's employment as an executive officer of the Company was terminated in June 1998.

     In March 1998, the Company raised approximately $5.3 million in gross proceeds through a private placement (the "Series C Private Placement") of 626,293 shares of the Company's Series C Preferred Stock (which shares are convertible into approximately 757,800 shares of Common Stock), together with five-year warrants to purchase 626,293 shares of Common Stock at an exercise price of $8.46 per share (the five-day average of the closing bid prices calculated prior to closing of the Private Placement). Barry K. Fingerhut, a director and the largest beneficial stockholder of the Company, and other investors affiliated with Mr. Fingerhut, purchased an aggregate of 283,604 shares of Series C Preferred Stock and warrants to purchase an aggregate of 283,604 shares of Common Stock in the Series C Private Placement. The Series C Preferred Stock has a liquidation preference of $12.69 per share upon the sale or liquidation of the Company. The Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the related warrants has certain registration rights.

     In June 1998, the Company raised approximately $5.2 million in gross proceeds through a private placement (the "Series D Private Placement") of 1,082,625 shares of the Company's Series D Preferred Stock (which shares are convertible into common stock on a one-for-one basis). Barry K. Fingerhut, a director and the largest beneficial stockholder of the Company, and other investors affiliated with Mr. Fingerhut, purchased an aggregate of 445,452 shares of Series D Preferred Stock in the Series D Private Placement. 137,174 shares of the Series D Preferred Stock and 5,194 shares of UOL Common Stock were issued in connection with the conversion of approximately $805,000 of indebtedness, mainly to certain former shareholders of HTR. Pursuant to the terms of the Series D Preferred Stock, the Company declared and issued a 5% Common Stock dividend on the Series D Preferred Stock in December 1998 and June 1999.

     In May 1999, the Company raised approximately $1.3 million through a private placement of 448,297 shares of common stock at a price of $2.9375 per share. Barry K. Fingerhut, a director and the largest beneficial stockholder of the Company, purchased an aggregate of 102,127 of such shares for an aggregate consideration of $300,000. The holders of shares issued in this financing are entitled to certain registration rights.

     In December 1996, the Company loaned Nat Kannan, the Company's founder, Chief Executive Officer and Chairman, $100,000 to help satisfy Mr. Kannan's income tax withholding obligations relating to back wages paid to Mr. Kannan by the Company in 1996. The largest outstanding principal amount under the loan, together with interest accrued thereon, during 1998 was approximately $116,000. The loan bears interest at the prime rate, as announced from time to time by First Union National Bank, minus one percent with principal and accrued interest payable in full upon demand.

     The Company has adopted a policy that all future transactions between the Company and its executive officers, directors and other affiliates must be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors, and must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. Any new loans or advances with insiders and any forgiveness of loans to insiders must be for a bona fide business purpose and be approved by a majority of the independent members of the Company's Board of Directors who do not have an interest in the transactions and who have access, at the Company's expense, to the Company's or independent counsel.

     All past transactions involving insiders were approved by at least a majority of the Company's independent and disinterested directors at the time of the transactions. All ongoing transactions involving insiders have been approved by a majority of the Company's independent and disinterested directors who had access to the Company's or independent counsel.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK

     As of the date of this prospectus, the Company's authorized capital stock consists of 36,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. The description below is a summary of all material provisions of the Company's common stock and preferred stock.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including elections of directors. Subject to the preferential rights, if any, of holders of any then outstanding preferred stock, the holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The terms of the common stock do not grant to the holders thereof any preemptive, subscription, redemption, conversion or sinking fund rights. Subject to the preferential rights of holders of any then outstanding preferred stock, the holders of common stock are entitled to share ratably in the assets of the Company legally available for distribution to stockholders in the event of the liquidation, dissolution or winding up of the Company. As of June 30, 1999, 4,799,310 shares of common stock were issued and outstanding, 1,988,337 shares of common stock were reserved for issuance upon the exercise of certain outstanding warrants and approximately 2,524,893 shares were reserved for issuance pursuant to the Company's stock plans.

     The certificate of incorporation and bylaws of the Company contain certain provisions which may have the effect of delaying, deferring, or preventing a change of control of the Company. In addition, the Board generally has the authority, without further action by stockholders, to fix the relative powers, preferences, and rights of the unissued shares of preferred stock of the Company. Provisions that could discourage an unsolicited tender offer or takeover proposal, such as extraordinary voting, dividend, redemption, or conversion rights, could be included in this preferred stock.

PREFERRED STOCK

     Pursuant to the Certificate of Incorporation, the Company has the authority to issue up to 10,000,000 shares of preferred stock, $0.01 par value per share, in one or more series as determined by the Board of Directors of the Company. The Board of Directors of the Company may, without further action by the stockholders of the Company, issue one or more series of preferred stock and fix the rights and preferences of such shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock issued by the Company in the future. In particular, the issuance of additional shares of preferred stock may adversely affect the voting power of the common holders. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.

     As of June 30, 1999, the Company had designated 1,000,000 shares of Series C Convertible Preferred Stock, of which 623,339 shares were issued and outstanding, and 1,200,000 shares of Series D Convertible Preferred Stock, of which 1,082,625 shares were issued and outstanding. The Company is also obligated to designate 3,000,000 shares of Series E Convertible Preferred Stock that may be issued under the Company's equity line of credit agreement with H&QGF.

     The following is a summary of the terms, rights and privileges of the Company's designated preferred stock.

     Rank. Our Series C, Series D and Series E preferred stock all rank on an equal basis with each other, senior to any future series of preferred stock, and prior to the common stock as to dividends and distributions of assets.

     Dividends. Holders of Series C preferred stock will be entitled to receive cash dividends, if any, when, as and if declared by our Board out of funds legally available for dividends.

     Holders of Series D preferred stock are entitled to receive a 5% annual dividend, compounded and paid semiannually each June 30 and December 31, payable, at our option, either in cash or in our common stock at 90% of the average closing bid price of the stock for the five trading days prior to the dividend due date.

     Holders of Series E preferred stock are entitled to receive a 6% annual dividend, compounded and paid monthly in shares of Series E preferred stock valued at 85% of the closing price of our common stock on the dividend payment date.

     Conversion Rate. At any time, holders of shares of any series of our preferred stock may convert all or a portion of those shares into a number of shares of common stock computed by multiplying the number of shares to be converted by the purchase price of those shares, and dividing the result by the conversion price then in effect.

     The conversion price for the Series D and Series E preferred stock is initially the purchase price paid for that stock (so that these series of preferred stock initially converts into common stock on a 1-to-1 basis), as may be adjusted from time to time to account for any stock splits, stock dividends, recapitalizations, mergers, asset sales or similar events.

     The conversion price for the Series C preferred stock is $6.9815625 (so that one share of Series C preferred stock initially converts into 1.2121 shares of common stock), as may be adjusted from time to time to account for any stock splits, stock dividends, recapitalizations, mergers, asset sales or similar events.

     Liquidation. Upon a change in control, liquidation, dissolution or winding up of our affairs, each holder of shares of any series of our preferred stock will be entitled, on an equal basis with all other holders of our preferred stock, to a liquidation preference prior in right to any holders of common stock. The liquidation preference equals the amount paid for the preferred stock.

     Redemption. Within 60 days after June 29, 2005, the seventh anniversary of the issuance of the Series D preferred stock, we may, at our sole option, redeem all outstanding shares of Series D preferred stock not previously converted into common stock. The redemption price is initially $6.875 per share, as adjust to reflect any subdivisions (by stock split, stock dividend or otherwise) or combinations or consolidations of the Series D preferred stock since its issuance, plus all declared but unpaid dividends. The redemption price is payable in cash in equal quarterly installments over a one-year period.

     Voting. Holders of shares of any series of our preferred stock are entitled to vote on all matters submitted to stockholders for a vote, voting together with the holders of our common stock as a single class. Holders of Series C or Series D preferred stock are entitled to one vote per share of preferred stock held. Holders of Series E preferred stock are entitled to one vote for each share of common stock into which the preferred stock they hold is convertible.

     Each series of preferred stock is entitled to vote as a separate class on the creation of any new series of preferred stock or the issuance of additional shares of capital stock ranking senior or equal to that series of preferred stock.

WARRANTS

     As of the date of this prospectus, we had issued warrants to purchase an aggregate of 1,984,938 shares of common stock (including 875,832 warrant shares registered under this prospectus) at a weighted average exercise price of $7.25 per share, all of which are currently exercisable. These warrants expire at various times between August 1999 and December 2006.

OPTIONS

     See "Management -- Stock Plans" for a discussion of our outstanding options.

TRANSFER AGENT AND REGISTRAR

     Boston EquiServe is the transfer agent and registrar for the common stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203; (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

                              SELLING STOCKHOLDERS


     The shares offered under this prospectus are being sold for the account of the Selling Stockholders named in the following table. The table also contains information regarding the Selling Stockholder's beneficial ownership of shares of our common stock as of November 2, 1999, and as adjusted to give effect to the sale of the shares.



                                         BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING                          AFTER OFFERING
                                        -----------------------     NUMBER        -----------------------
                                         NUMBER        PERCENT    OF SHARES        NUMBER        PERCENT
NAME                                    OF SHARES      OF CLASS   TO BE SOLD      OF SHARES      OF CLASS
----                                    ---------      --------   ----------      ---------      --------
Hambrecht & Quist Guaranty Finance
LLC...................................  1,900,000(1)     28.3%    1,900,000(2)       --            --
BH Capital Investments, L.P. .........    606,300(3)     11.0%      606,300(4)       --            --
Excalibur.............................    606,300(3)     11.0%      606,300(4)       --            --
OTHER SELLING STOCKHOLDERS:
     Farzin Arsanjani (5).............    222,125         5.1%      209,823          12,302        *
     Lee Backus.......................     17,000        *           17,000          --            --
     Bridgewater Partners.............     41,849        *           41,849          --            --
     The Buckingham Research Group....     51,000         1.0%       51,000          --            --
     Cannmont Investments.............     16,737        *           16,737          --            --
     Cardinal Capital.................     78,820         1.6%       78,820          --            --
     James Cooper (6).................     84,000         1.7%       84,000          --            --
     CSL Associates...................     41,849        *           41,849          --            --
     William Dioguardi................     13,796        *           13,796          --            --
     EDN Equities.....................    125,551         2.3%      125,551          --            --
     Robert Keith Fetter..............     25,000        *           25,000          --            --
     Friedman Billings Ramsey (7).....     36,500        *           36,500          --            --
     Austin Furst.....................    353,846         7.1%      179,848         173,998         3.6%
     David M. Goldsmith...............     85,106         1.8%       85,106          --            --
     Terry Hambel.....................     33,000        *           33,000          --            --
     Thomas Johnson...................     33,000        *           33,000          --            --
     Kamyar Kaviani (8)...............    311,021         6.4%      298,962          12,059        *
     David B. Keidan..................     51,000         1.0%       51,000          --            --
     Georgia Keidan...................     26,000        *           26,000          --            --
     Donald Kendall...................     20,923        *           20,923          --            --
     Manny Korman.....................     51,063         1.0%       51,063          --            --
     Steven Kroll.....................     10,000        *           10,000          --            --
     Laurence C. Leeds................     17,000        *           17,000          --            --
     Gregg Levin......................      5,000        *            5,000          --            --
     Eli Levitin......................      9,346        *            9,346          --            --
     Dana Lieber......................      7,841        *            3,545           4,296        *
     Irwin Lieber.....................  1,148,349        24.4%       31,951       1,116,398        23.7%
     Jonathan Lieber..................  1,079,387        23.2%        2,954       1,076,433        23.2%
     Seth Lieber......................  1,082,199        23.3%        2,954       1,079,245        23.3%
     Stephen Maguire..................     14,000        *           14,000          --            --
     Martin Maliska...................     34,000        *           34,000          --            --
     Mark McGowan.....................      5,000        *            5,000          --            --
     John P. Moniff...................     41,849        *           41,849          --            --
     P.A.W. Offshore Fund, Ltd........     41,849        *           41,849          --            --
     Errol Rudman.....................      3,539        *            1,600           1,939        *

                                         BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING                          AFTER OFFERING
                                        -----------------------     NUMBER        -----------------------
                                         NUMBER        PERCENT    OF SHARES        NUMBER        PERCENT
NAME                                    OF SHARES      OF CLASS   TO BE SOLD      OF SHARES      OF CLASS
----                                    ---------      --------   ----------      ---------      --------
Rudman Partners.......................     22,601        *           10,217          12,384        *
     Sand Hill Capital, LLC...........    257,000         5.1%      257,000          --            --
     Seneca Ventures..................     13,069        *            5,908           7,161        *
     South Ferry Building Co..........     95,252         1.9%       95,252          --            --
     Marc Tesio.......................     33,780        *           33,780          --            --
     Aaron Wolfson....................     18,696        *            5,909          12,787        *
     Morris Wolfson...................      9,346        *            2,954           6,392        *
     Wolfson Equities.................    265,766         5.1%      265,766          --            --
     Woodland Partners................     74,571         1.5%       34,523          40,048        *
     Woodland Venture Fund............     13,069        *            5,908           7,161        *
     103336 Canada, Inc...............     16,737        *           16,737          --            --
                                        ---------                 ---------
          Subtotal for Other Selling
             Stockholders.............                            2,475,829(9)
          Total.......................                            5,588,429
                                        =========                 =========


---------------
 (1) Consists of 100,000 shares of common stock issuable upon exercise of the warrant issued to H&QGF and up to 1,800,000 shares of common stock issuable to H&QGF upon conversion of preferred stock, both in connection with the equity line of credit agreement.

 (2) Assumes that all shares acquired pursuant to the equity line of credit agreement and the warrant issued to H&QGF in connection with the agreement are sold pursuant to this prospectus. The actual number of shares to be issued to H&QGF in connection with the equity line agreement will depend upon the market price of our common stock each time we draw down on such line.

 (3) Consists of shares of common stock issuable upon exercise of the convertible debt and the warrant issued to the stockholder in connection with the stockholder's purchase of $1.25 million principal amount of our 9% Secured Subordinated Convertible Debentures due December 2000.

 (4) Assumes all debentures held by the stockholder are converted into common stock, and that all shares of common stock acquired upon conversion of the debentures and upon exercise of the warrant issued in connection with the debentures are sold pursuant to this prospectus. The actual number of shares to be issued to the holders of the convertible debentures will depend on the market price of our common stock at the time of a conversion and whether we decide to repay in cash or stock if the market price is below $5.55 per share.

 (5) Mr. Arsanjani, a UOL employee, was an affiliate of HTR, Inc., a company we acquired in October 1997. See "Certain Transactions."

 (6) Mr. Cooper, a former UOL employee, was an affiliate of Cooper & Associates, Inc., a company we acquired in April 1997. See "Certain Transactions."

 (7) Friedman Billings & Ramsey was the lead underwriter in our November 1996 initial public offering.

 (8) Mr. Kaviani, a UOL executive officer and member of our Board of Directors, was an affiliate of HTR, Inc., a company we acquired in October 1997. See "Certain Transactions."

 (9) Includes 875,832 shares issuable upon exercise of warrants and 268,393 shares issuable upon conversion of preferred stock.

     Except as set forth above, no selling stockholder has had any material relationship with the Company during the last three years.

                              PLAN OF DISTRIBUTION


     This prospectus covers the proposed resale of up to an estimated 5,588,429 shares of our common stock by the Selling Stockholders, including H&QGF. There is no over allotment option and no shares will be sold by us. The Selling Stockholders may offer the shares at various times in one or more of the following transactions:


     - on the Nasdaq SmallCap Market;

     - in the over-the-counter market;

     - in transactions other than market transactions;

     - in connection with short sales of UOL shares;

     - by pledge to secure debts or other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

     - in a combination of any of the above.

     The Selling Stockholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.


     The Selling Stockholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the Selling Stockholders, or they will receive commissions from purchasers of shares for whom they have acted as agents. Selling Stockholders (other than H&QGF) may be deemed to be underwriters with respect to the shares sold by them, and H&QGF is an underwriter with respect to any shares sold by it. Broker-dealers who act in connection with the sale of the common stock may also be deemed to be underwriters. Profits on any resale of the common stock as a principal by these broker-dealers, and any commissions received by the broker-dealers, may be deemed underwriting discounts and commissions under the Securities Act of 1933.


     Pursuant to our equity line agreement with H&QGF, beginning on the date the registration statement, of which this prospectus forms a part, is declared effective by the SEC and through December 31, 1999, subject to the conditions described under "The Equity Line of Credit Agreement" section of this prospectus, we may from time to time, in our sole discretion, sell to H&QGF up to $3 million of shares of our Series E preferred stock. These preferred shares are immediately convertible into our common stock on a share for share basis. H&QGF may resell up to 1,800,000 of these shares of common stock (and up to 100,000 additional shares upon exercise of a warrant issued under the equity line agreement) under this prospectus. Other than the equity line agreement, we do not have any material relationship with H&QGF or H&Q.


     H&QGF has advised us that it has engaged Brean Murray & Co., Inc. to act as its sole broker-dealer for the resale of all the shares it may acquire under the equity line agreement. Brean Murray & Co., Inc. is not affiliated with H&QGF or the Company. No volume limitations will be placed on sales and either party will be free to terminate the arrangement at any time. As of the date of this prospectus, we do not know of any arrangements of the other Selling Stockholders to sell the shares, nor do we know which brokerage firms, if any, they may select to sell the shares.


     The price at which we will issue the preferred stock to H&QGF is 85% of the lower of (1) the closing market price of our common stock on the date of issuance or (2) the average of the lowest intra-day prices of our common stock over the five-day period ending on the date of issuance. We may sell as much as $500,000 in preferred stock at any time, with the total amount sold not to exceed $3 million, except that the number of shares of preferred stock we can sell to H&QGF is further limited by the requirement that H&QGF beneficially hold no more than 9.9% of our outstanding stock at any given time. Assuming the full $3 million available under the equity line were drawn-down at a conversion rate of approximately $2.13 (which equals 85% of the closing market price of $2.50 per share on November 1, 1999) and all such shares were resold by H&QGF at that market price, compensation would be as follows:


     - Discount to H&QGF, $529,412;

     - The value of H&QGF's warrant to purchase 100,000 shares of common stock at $3.6675 per share (120% of the 5-day average closing bid price per share for our common stock); and

     - Payment for securities act liability insurance premium equal to $10,938.

No underwriting commissions or finder's fees have been or will be paid us.

     The following table sets forth the other direct costs and expenses in connection with the issuance and distribution of the securities being registered. Except as described below, we will bear all expenses incurred in connection with the sale of the common stock being registered.


SEC registration fee........................................  $  9,140
NASD filing fee.............................................     3,788
Printing fees and expenses*.................................    15,000
Legal fees and expenses*....................................   110,000
Blue sky expenses and filing fees*..........................    25,000
Accounting fees and expenses*...............................    20,000
Equity Line Up-Front Fee....................................    30,000
Premium on liability policy for H&QGF.......................    10,938
Miscellaneous...............................................     5,000
                                                              --------
          Total.............................................  $228,866
                                                              ========


---------------
* Estimate

     In addition, under the equity line agreement we have agreed to reimburse H&QGF for all their reasonable out-of-pocket expenses, including their legal expenses, incurred in the preparation, negotiation, execution and delivery of the equity line agreement and related documents and their participation in the preparation of this registration statement. In addition, we have agreed to pay H&QGF: (1) a quarterly fee equal to 0.002 times the maximum aggregate consideration still available under the equity line as of such date; and (2) a pro rated fee equal to 0.002 times the unused commitment for the period from the end of the last quarter to the termination date for the commitment, December 31, 1999.

     H&QGF and the other Selling Stockholders will pay all broker-dealer commissions and related selling expenses associated with the sale of the common stock. The common stock offered hereby is being registered pursuant to our contractual obligations, and we have agreed to pay the costs of registering the shares, including the fees outlined above. Under the equity line agreement, we have also agreed to indemnify H&QGF with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act.

     To the extent required under the Securities Act, we will disclose in a prospectus supplement or, if necessary, an amendment to the registration statement:

     - the name of any additional broker-dealers;

     - the number of shares of common stock involved;

     - the price at which such common stock is to be sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable; and

     - other facts material to the transaction.


     In connection with the offering, persons participating in the offering may purchase and sell shares of common stock on the open market. These transactions may include short sales, stabilizing transactions in accordance with Rule 104 of Regulation M under the Exchange Act and purchases to cover positions created by short sales. H&QGF has advised us that it does not intend to engage in any short sale or stabilization transactions. Short sales involve the sale by an underwriter of a greater number of shares than they are required to purchase in the offering which creates a short position. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or limiting a decline in the market price of the common stock.


     These activities, if taken by the underwriters, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise.


     Subject to Regulation M and the rules and regulations adopted thereunder, persons participating in this offering could engage in passive market making transactions in the common stock on the Nasdaq SmallCap Market. Passive market making consists of displaying bids on the Nasdaq SmallCap Market limited by the prices of independent market makers and affecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making, if undertaken by any of the participants in the offering, may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time. H&QGF has advised us that it does not intend to engage in passive market making transactions in connection with the offering.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. As of the date hereof, partners of that firm beneficially owned approximately 2,839 shares of the Company's Series D Convertible Preferred Stock.

                                    EXPERTS

     The consolidated financial statements of VCampus Corporation as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              VCAMPUS CORPORATION
                    (FORMERLY KNOWN AS UOL PUBLISHING, INC.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........     F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998 .....................................................     F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998..........................     F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended December 31, 1996, 1997 and 1998......     F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998..........................     F-6
Notes to Consolidated Financial Statements..................     F-7
Unaudited Consolidated Statements of Operations for the
  Three Months and Six Months Ended June 30, 1998 and
  1999......................................................    F-30
Consolidated Balance Sheets as of December 31, 1998 and June
  30, 1999 (unaudited) .....................................    F-31
Unaudited Consolidated Statements of Cash Flows for the Six
  Months Ended June 30, 1998 and 1999.......................    F-32
Notes to Unaudited Consolidated Financial Statements........    F-33

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
VCampus Corporation

     We have audited the accompanying consolidated balance sheets of VCampus Corporation (formerly known as UOL Publishing, Inc.) as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VCampus Corporation (formerly known as UOL Publishing, Inc.) at December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

Vienna, Virginia
February 26, 1999, except for Note
10 as to which the date is March 22, 1999

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1997            1998
                                                              ------------    ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,705,490    $    336,194
  Accounts receivable, less allowance of $739,000 and
     $567,000 at December 31, 1997 and 1998, respectively...     4,413,170       3,087,268
  Loans receivable from related parties.....................       133,516         143,515
  Loans receivable -- current...............................            --         232,375
  Prepaid expenses and other current assets.................       481,516         172,926
                                                              ------------    ------------
Total current assets........................................     7,733,692       3,972,278
Property and equipment, net.................................     2,809,619       2,436,534
Capitalized software costs and courseware development costs,
  net.......................................................     2,354,159       2,130,665
Acquired online publishing rights, net......................       845,000         407,552
Loans receivable -- less current portion....................            --         380,234
Other assets................................................       358,208         194,644
Other intangible assets, net................................     3,531,514       2,508,664
Goodwill, net...............................................     8,833,040       2,840,460
                                                              ------------    ------------
          Total assets......................................  $ 26,465,232    $ 14,871,031
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $  6,398,488    $  4,617,418
  Notes payable -- current portion..........................     4,551,950       3,075,139
  Deferred revenues.........................................       572,390         911,072
                                                              ------------    ------------
          Total current liabilities.........................    11,522,828       8,603,629

Long-term liabilities:
  Deferred revenues -- less current portion.................            --         109,834
  Notes payable -- less current portion.....................     1,531,121         337,235
                                                              ------------    ------------
          Total liabilities.................................    13,053,949       9,050,698
                                                              ------------    ------------

Stockholders' equity:
  Series C convertible Preferred Stock, $0.01 par value per
     share; aggregate liquidation preference of $7,947,658;
     1,000,000 shares authorized; no shares issued and
     outstanding at December 31, 1997; 626,293 shares issued
     and outstanding at December 31, 1998...................            --           6,263
  Series D convertible Preferred Stock, $0.01 par value per
     share; aggregate liquidation preference of $8,931,656;
     1,200,000 shares authorized; no shares issued and
     outstanding at December 31, 1997; 1,082,625 shares
     issued and outstanding at December 31, 1998............            --          10,826
  Common Stock, $0.01 par value per share; 36,000,000 shares
     Authorized; 3,785,210 and 3,990,046 shares issued and
     outstanding at December 31, 1997 and 1998,
     respectively...........................................        37,852          39,900
  Additional paid-in capital................................    40,901,196      53,460,264
  Accumulated deficit.......................................   (27,527,765)    (47,696,920)
                                                              ------------    ------------
          Total stockholders' equity........................    13,411,283       5,820,333
                                                              ============    ============
          Total liabilities and stockholders' equity........  $ 26,465,232    $ 14,871,031
                                                              ============    ============

    The accompanying notes are an integral part of the financial statements.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        YEARS ENDED DECEMBER 31,
                                               -------------------------------------------
                                                  1996            1997            1998
                                               -----------    ------------    ------------
Revenues:
  Online tuition revenues....................  $   118,685    $  1,662,058    $  1,548,950
  Virtual campus software revenues...........           --       2,718,000         112,253
  Product sales revenues.....................           --       2,330,029       3,347,777
  Development and other revenues.............      399,497       1,631,233         925,751
  Instructor-led training revenues...........           --       1,085,634       6,303,662
  Other service revenues.....................      424,244         717,546       2,444,719
                                               -----------    ------------    ------------
Net revenues.................................      942,426      10,144,500      14,683,112
Costs and expenses:
  Cost of revenues...........................      129,150       1,849,287       8,868,351
  Sales and marketing........................    1,592,668       4,438,717       5,304,394
  Product development and operations.........    1,547,759       4,925,956       6,102,265
  General and administrative.................    2,477,144       2,387,172       3,782,844
  Depreciation and amortization..............      144,284       1,011,587       3,346,744
  Acquired in-process research, development
     and content.............................           --      11,100,000              --
  Compensation expense in connection with the
     acquisition of HTR, Inc.................           --         690,000              --
  Reorganization and other non-recurring
     charges.................................           --         340,344       5,585,214
                                               -----------    ------------    ------------
Total costs and expenses.....................    5,891,005      26,743,063      32,989,812
                                               -----------    ------------    ------------
Loss from operations.........................   (4,948,579)    (16,598,563)    (18,306,700)
Other income (expense):
  Loss on sale of subsidiaries...............           --              --        (907,426)
  Other income (expense).....................      303,983         125,000              --
  Interest income (expense)..................        3,893         328,800        (597,139)
                                               -----------    ------------    ------------
Net loss.....................................  $(4,640,703)   $(16,144,763)   $(19,811,265)
                                               ===========    ============    ============
Dividends to preferred stockholders..........     (330,706)             --        (357,890)
                                               -----------    ------------    ------------
Net loss attributable to common
  stockholders...............................  $(4,971,409)   $(16,144,763)   $(20,169,155)
                                               ===========    ============    ============
Net loss per share...........................  $     (4.98)   $      (4.91)   $      (5.27)
                                               ===========    ============    ============
Net loss per share -- assuming dilution......  $     (4.98)   $      (4.91)   $      (5.27)
                                               ===========    ============    ============

    The accompanying notes are an integral part of the financial statements.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                          SERIES A            SERIES C            SERIES D
                                        CONVERTIBLE         CONVERTIBLE          CONVERTIBLE
                                      PREFERRED STOCK     PREFERRED STOCK      PREFERRED STOCK        COMMON STOCK
                                     ------------------   ----------------   -------------------   -------------------
                                      SHARES    AMOUNT    SHARES    AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT
                                     --------   -------   -------   ------   ---------   -------   ---------   -------
Balance at December 31, 1995.......   381,335   $ 3,813        --       --          --        --     783,246   $ 7,832
 Issuance of Common Stock primarily
   in connection with the CTA
   acquisition.....................        --        --        --       --          --        --      47,584       476
 Issuance of Series A convertible
   Preferred Stock.................    21,625       217        --       --          --        --          --        --
 Issuance of compensatory stock
   options and warrants............        --        --        --       --          --        --          --        --
 Transactions in connection with
   Company's initial public
   offering:
   Issuance of Common Stock in
     connection with initial public
     offering......................        --        --        --       --          --        --   1,430,000    14,300
   Conversion of Series A
     Convertible Preferred Stock...  (402,960)   (4,030)       --       --          --        --     402,960     4,030
   Conversion of Series B
     Redeemable convertible
     Preferred Stock...............        --        --        --       --          --        --     383,786     3,837
   Conversion of Preferred Stock
     dividends payable to shares of
     Common Stock..................        --        --        --       --          --        --      55,623       556
   Issuance of Common Stock in
     connection with exercise of
     warrants......................        --        --        --       --          --        --      67,980       680
   Conversion of debt to equity....        --        --        --       --          --        --      14,988       150
 Net loss..........................        --        --        --       --          --        --          --        --
                                     --------   -------   -------   ------   ---------   -------   ---------   -------
Balance at December 31, 1996.......        --        --        --       --          --        --   3,186,167    31,861
 Issuance of Common Stock in
   connection with the HTR
   acquisition.....................        --        --        --       --          --        --     585,940     5,860
 Issuance of stock options and
   warrants in connection with the
   HTR acquisition.................        --        --        --       --          --        --          --        --
 Issuance of Common Stock in
   connection with exercise of
   options and exercise of
   warrants........................        --        --        --       --          --        --      13,103       131
 Issuance of compensatory stock
   options and warrants............        --        --        --       --          --        --          --        --
 Net loss..........................        --        --        --       --          --        --          --        --
                                     --------   -------   -------   ------   ---------   -------   ---------   -------
Balance at December 31, 1997.......        --        --        --       --          --        --   3,785,210    37,852
 Issuance of Series C convertible
   Preferred Stock.................        --        --   626,293   $6,263          --        --          --        --
 Issuance of Series D convertible
   Preferred Stock.................        --        --        --       --   1,082,625   $10,826          --        --
 Issuance of Common Stock primarily
   in connection with conversion of
   debt to equity..................        --        --        --       --          --        --     138,039     1,380
 Issuance of Common Stock for
   payment of Series D convertible
   Preferred Stock dividends.......        --        --        --       --          --        --      28,902       289
 Issuance of Common Stock in
   connection with exercise of
   options and exercise of
   warrants........................        --        --        --       --          --        --      37,895       379
 Compensatory stock options and
   warrants........................        --        --        --       --          --        --          --        --
 Net loss..........................        --        --        --       --          --        --          --        --
 Dividends on convertible Preferred
   Stock...........................        --        --        --       --          --        --          --        --
                                     --------   -------   -------   ------   ---------   -------   ---------   -------
Balance at December 31, 1998.......        --   $    --   626,293   $6,263   1,082,625   $10,826   3,990,046   $39,900
                                     ========   =======   =======   ======   =========   =======   =========   =======


                                                                      TOTAL
                                     ADDITIONAL                   STOCKHOLDERS'
                                       PAID-IN     ACCUMULATED       EQUITY
                                       CAPITAL       DEFICIT        (DEFICIT)
                                     -----------   ------------   -------------
Balance at December 31, 1995.......  $ 5,456,325   $ (6,742,299)  $ (1,274,329)
 Issuance of Common Stock primarily
   in connection with the CTA
   acquisition.....................      741,524             --        742,000
 Issuance of Series A convertible
   Preferred Stock.................      412,583             --        412,800
 Issuance of compensatory stock
   options and warrants............    1,046,232             --      1,046,232
 Transactions in connection with
   Company's initial public
   offering:
   Issuance of Common Stock in
     connection with initial public
     offering......................   15,822,328             --     15,836,628
   Conversion of Series A
     Convertible Preferred Stock...           --             --             --
   Conversion of Series B
     Redeemable convertible
     Preferred Stock...............    3,338,834             --      3,342,671
   Conversion of Preferred Stock
     dividends payable to shares of
     Common Stock..................         (556)            --             --
   Issuance of Common Stock in
     connection with exercise of
     warrants......................      599,312             --        599,992
   Conversion of debt to equity....      136,546             --        136,696
 Net loss..........................           --     (4,640,703)    (4,640,703)
                                     -----------   ------------   ------------
Balance at December 31, 1996.......   27,553,128    (11,383,002)    16,201,987
 Issuance of Common Stock in
   connection with the HTR
   acquisition.....................   12,591,850             --     12,597,710
 Issuance of stock options and
   warrants in connection with the
   HTR acquisition.................      591,118             --        591,118
 Issuance of Common Stock in
   connection with exercise of
   options and exercise of
   warrants........................       15,250             --         15,381
 Issuance of compensatory stock
   options and warrants............      149,850             --        149,850
 Net loss..........................           --    (16,144,763)   (16,144,763)
                                     -----------   ------------   ------------
Balance at December 31, 1997.......   40,901,196    (27,527,765)    13,411,283
 Issuance of Series C convertible
   Preferred Stock.................    5,445,553             --      5,451,816
 Issuance of Series D convertible
   Preferred Stock.................    5,859,185             --      5,870,011
 Issuance of Common Stock primarily
   in connection with conversion of
   debt to equity..................      806,166             --        807,546
 Issuance of Common Stock for
   payment of Series D convertible
   Preferred Stock dividends.......      150,585             --        150,874
 Issuance of Common Stock in
   connection with exercise of
   options and exercise of
   warrants........................       88,279             --         88,658
 Compensatory stock options and
   warrants........................      209,300             --        209,300
 Net loss..........................           --    (19,811,265)   (19,811,265)
 Dividends on convertible Preferred
   Stock...........................           --       (357,890)      (357,890)
                                     -----------   ------------   ------------
Balance at December 31, 1998.......  $53,460,264   $(47,696,920)  $  5,820,333
                                     ===========   ============   ============

    The accompanying notes are an integral part of the financial statements.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1996           1997           1998
                                                              -----------   ------------   ------------
OPERATING ACTIVITIES
Net loss....................................................  $(4,640,703)  $(16,144,763)  $(19,811,265)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................       95,451        442,151      1,058,950
  Amortization..............................................       48,833        663,663      2,287,796
  Loss on sale of subsidiaries..............................           --             --        907,426
  Loss (gain) on debt restructuring.........................     (100,000)            --        145,208
  Net write-off of acquired online publishing rights........           --             --        266,000
  Net write-off of capitalized software and courseware
    development costs.......................................           --             --        428,284
  Revenues in connection with non-monetary transactions.....           --       (795,000)            --
  Acquired in-process research, development and content.....           --     11,100,000             --
  Stock option and stock warrant compensation expense.......    1,046,232        149,850             --
  Write-off of intangible assets............................           --        237,344      3,669,598
  Interest expense related to notes payable.................           --         66,130             --
  Increase in allowance for doubtful accounts...............           --             --       (162,693)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     (216,020)    (2,345,382)     1,425,813
    Prepaid expenses and other current assets...............     (124,089)      (103,894)       307,112
    Other assets............................................           --       (168,042)        49,814
    Accounts payable and accrued expenses...................     (139,087)       926,450       (596,041)
    Deferred revenues.......................................      (74,250)       195,684        523,516
                                                              -----------   ------------   ------------
Net cash used in operating activities.......................   (4,103,633)    (5,775,809)    (9,500,482)
INVESTING ACTIVITIES
Purchases of property and equipment.........................     (463,773)    (1,412,537)      (700,383)
Acquired online publishing rights...........................           --        (60,000)            --
Capitalized courseware development costs....................           --     (1,990,494)      (992,163)
Acquisitions of businesses, net of cash acquired............           --     (3,106,294)            --
Additions to intangible assets..............................           --       (330,798)      (355,809)
Proceeds from loans receivable from related parties.........      286,948             --             --
Advances under loans receivable from related parties........     (101,444)       (32,072)        (9,999)
Proceeds from sale of subsidiaries..........................           --             --        337,500
Proceeds from loans receivable..............................           --             --        325,000
Advances under loans receivable.............................           --             --         (2,939)
                                                              -----------   ------------   ------------
Net cash used in investing activities.......................     (278,269)    (6,932,195)    (1,398,793)
FINANCING ACTIVITIES
Proceeds from issuance of Common Stock......................   16,437,738         15,381        123,466
Proceeds from issuance of Series A convertible Preferred
  Stock.....................................................      412,800             --             --
Proceeds from the issuance of Series B redeemable
  convertible Preferred Stock...............................    3,042,671             --             --
Proceeds from the issuance of Series C convertible Preferred
  Stock.....................................................           --             --      5,244,824
Proceeds from the issuance of Series D convertible Preferred
  Stock.....................................................           --             --      5,115,545
Proceeds from loans payable to related parties..............      430,000             --             --
Proceeds from notes payable.................................      300,000      3,700,000      4,047,931
Repayments of loans payable to related parties..............     (585,300)            --             --
Repayments of notes payable.................................     (286,155)    (3,775,917)    (6,001,787)
                                                              -----------   ------------   ------------
Net cash provided by (used in) financing activities.........   19,751,754        (60,536)     8,529,979
Net increase (decrease) in cash and cash equivalents........   15,369,852    (12,768,540)    (2,369,296)
Cash and cash equivalents at the beginning of the year......      104,178     15,474,030      2,705,490
                                                              -----------   ------------   ------------
Cash and cash equivalents at the end of the year............  $15,474,030   $  2,705,490   $    336,194
                                                              ===========   ============   ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $   200,197   $    125,000   $    377,516
                                                              ===========   ============   ============

    The accompanying notes are an integral part of the financial statements.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

     VCampus Corporation (formerly known as UOL Publishing, Inc.) (the "Company") was incorporated in Virginia in 1984 and reincorporated in Delaware in 1985. The Company is a publisher of high quality, interactive and on-demand courseware for the corporate training and education market. Through certain of its subsidiaries, the Company also offers courseware through more traditional media, including on-site and classroom training, and diskette, CD-ROM and printed formats.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassification

     Certain previously reported amounts have been reclassified to conform to the Company's current presentation. Amortization of capitalized software and acquired content costs previously included in "Cost of revenues," is now presented under "Depreciation and amortization." In addition, certain customer support and telecommunication costs previously included in "Costs of revenues" are now presented under "Product development and operations."

  Cash Equivalents

     Cash equivalents, which are stated at cost, consist of highly liquid investments with original maturities of three months or less.

  Capitalized Software Costs

     During 1997 and 1998, the Company capitalized certain software development costs. Capitalization of software costs began upon the establishment of technological feasibility, which management deemed to have occurred upon the completion of a working model of the Company's virtual campus product ("VCampus(TM)"). The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technology. Amortization of such costs is based on the greater of (1) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (2) the straight-line method over the remaining economic life of the VCampus. During 1998, the Company changed its estimate of the economic life of the VCampus(TM) from five years to three years. This change in estimate was not material to the net

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

loss or net loss per share recorded by the Company for 1998. As with estimates of this nature, it is possible that estimates of future gross revenues, the remaining economic life of the products or both may be revised again as a result of future events. During 1998, the Company wrote off approximately $280,000 of software development costs for courses within certain industry segments that the Company does not anticipate pursuing in the short-term. The write off has been included in product development costs in the 1998 statement of operations.

  Capitalized Courseware Development Costs

     During 1997, the Company capitalized certain courseware development costs. Capitalization of courseware development costs began upon the establishment of technological feasibility, which management deemed to have occurred upon the completion of a working model of the relevant courseware. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized courseware development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technology. Amortization of such costs is based on the greater of (1) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (2) the straight-line method over the remaining economic life of the product, typically two to three years. It is possible that those estimates of future gross revenues, the remaining economic life of the products or both may be reduced as a result of future events. During 1998, the Company wrote off approximately $150,000 of courseware development costs for courses within certain industry segments that the Company does not anticipate pursuing in the short-term or courses that have not shown meaningful activity. The write-off has been included in product development costs in the 1998 statement of operations.

  Acquired Online Publishing Rights

     During 1997, the Company acquired online publishing rights to certain courseware. Generally, the Company's acquisition of online publishing rights has occurred in connection with non-monetary exchanges; see Note 2, "Non-Monetary Transactions". At the time of licensing to the Company, this courseware was generally established in CD-ROM, diskette or printed formats. The Company capitalized the costs associated with acquiring this content and amortizes them based on the greater of (1) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (2) the straight-line method over the remaining economic life of the product, typically two to three years. Amortization begins when the course becomes available for sale online. It is possible that those estimates of future gross revenues, the remaining economic life of the products or both may be reduced as a result of future events. During 1998, the Company wrote off approximately $270,000 of acquired online publishing rights to courses belonging to certain industry segments that the Company does not anticipate pursuing in the short-term. The write-off has been included in product development costs in the 1998 statement of operations.

  Goodwill and Other Intangible Assets

     Goodwill and other intangibles represent the unamortized excess of the cost of acquiring subsidiary companies over the fair values of such companies' net tangible assets at the dates of acquisition. Goodwill related to the Company's acquisitions as described in Notes 6 and 7 are being amortized on a straight-line basis over periods ranging from ten to twelve years. Other intangibles,

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

including contracts, content, trademarks, workforce, customer base and others, are being amortized on a straight-line basis over periods ranging from three to twelve years.

  Impairment of Long-Lived Assets

     At each balance sheet date, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company made no adjustments to the carrying values of the assets during the years ended December 31, 1996. During 1997, the Company wrote off approximately $250,000 of the workforce asset, which resulted from the Teletutor acquisition (see Note 6). During 1998, the Company wrote off approximately $280,000 in capitalized software development costs, $150,0000 in capitalized courseware development costs and approximately $270,000 in acquired online publishing rights. Also, during 1998, the Company wrote off approximately $3,670,000 of goodwill recorded in connection with the acquisition of HTR, Inc. ("HTR") as a result of its decision to dispose of HTR's non online businesses as described in Note 7.

  Revenue Recognition

     The Company derives its revenues from the following sources -- instructor-led training revenues, product sales revenues, other service revenues, online tuition revenues, virtual campus software revenues, and development and other revenues.

     Revenues for instructor-led training and other services are recognized as the services are delivered.

     The Company recognizes product sales revenues, online tuition revenues and virtual campus software revenues in accordance with Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), as amended by Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2. The Company recognizes revenues from product sales upon delivery of the product to the customer, provided no significant obligations remain. The costs of remaining Company obligations (which are insignificant) are accrued when the related revenues are recognized. For online tuition fees, revenue is recognized at the time the student has accessed the selected course and is contractually obligated to pay for the course or the drop/add period (for academic partners) has expired. For prepaid online tuition fees and VCampus(TM) software revenues, the Company recognizes revenue ratably over the period during which customers are entitled to use the courseware and the duration of the VCampus(TM) licenses, respectively.

     During 1996 and 1997, the Company recognized revenues from the sale of prepaid online tuition fees and VCampus(TM) software systems at the time the courses or systems were delivered to the customer or reseller, in accordance with Statement of Position 91-1, Software Revenue Recognition.

     Development and other revenues earned under courseware conversion contracts are recognized using the percentage-of-completion method. For these contracts, revenues are recognized based on the ratio that total costs incurred to date bear to the total estimated costs of the contract. Provisions for losses on contracts are made in the period in which they are determined.

     In 1996, two customers individually represented 29% and 27% of net revenues. In 1997 and 1998, no individual customer represented more than 10% of net revenues.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123"). SFAS No. 123 allows companies to account for stock-based compensation either under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB No. 25"), but requires pro forma disclosures in the footnotes to the consolidated financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company accounts for its stock-based compensation in accordance with the intrinsic value method of APB No. 25. As such, the adoption of SFAS No. 123 did not impact the Company's consolidated financial condition or results of operations.

  Concentration of Credit Risk

     The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. During 1998, the Company increased its allowance for doubtful accounts to approximately $2,030,000 in order to reserve for certain receivables for which collection had become doubtful. The Company subsequently wrote off approximately $1,460,000 of the amount reserved. As such, the allowance for doubtful accounts totaled approximately $570,000 as of December 31, 1998.

  Non-Monetary Transactions

     During 1997, the Company entered into several transactions with third parties whereby the third party exchanged a non-monetary asset (such as the online publishing rights with respect to certain courseware content) as payment (or partial payment) for the purchase of a VCampus(TM) software product as well as courseware development services.

  Royalties

     The Company has a royalty arrangement with an entity that has provided product development funding, which royalties become due and payable by the Company upon the completion and sale of these products.

     Royalties are also due and payable by the Company upon the sale of certain courses for which the Company has acquired the online publishing rights. In addition, the Company may be obligated to pay certain royalties related to courses which a VCampus(TM) customer may have converted to an online format and elected to distribute to all the Company's VCampus(TM)customers. Royalties accrue at a rate of 15% to 60% of the tuition fees related to certain courses.

     Royalties are classified as a cost of revenues and amounted to approximately $315,000 and $368,000 during the year ended December 31, 1997 and 1998, respectively, the only years in which royalty costs were incurred.

  Advertising Costs

     The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $64,000, $149,000 and $153,000 for the years ended December 31, 1996, 1997, and 1998 respectively.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Income Taxes

     The Company provides for income taxes in accordance with the liability method.

  Net Loss Per Share

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All net loss per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements.

  Comprehensive Income

     Effective January 1, 1998, the company adopted SFAS No. 130, Reporting of Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standards for the display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares or stock and distributions to shareholders. There were no differences between net loss and comprehensive loss.

  Segment Information

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 changes the way public companies report segment information in annual financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations compromise only one segment and as such adoption of SFAS No. 131 has not impacted the disclosures made in the Company's financial statements.

  Supplemental Information of Non-Cash Investing and Financing Activities

                                                              YEAR ENDED
                                                           DECEMBER 31, 1997
                                                           -----------------
Fair value of assets acquired & acquired in-process
  research & development.................................     $27,232,695
Less: Cash paid..........................................       3,393,390
Notes payable issued.....................................       2,308,590
Stock issued.............................................      13,184,870
                                                              -----------
Liabilities assumed......................................     $ 8,345,845
                                                              ===========

  Recent Pronouncements

     In March, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 is

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial statements.

     In April 1998, AcSEC issued AICPA Statement of Position 98-5, Reporting on the Costs of Start Up Activities ("SOP 98-5"). SOP 98-5 is effective for fiscal years beginning after December 15, 1998. SOP 98-5 requires certain start-up and organizational costs to be expensed as incurred. The adoption of SOP 98-5 is not expected to have a material impact on the Company's financial statements.

     In December 1998, AcSEC issued AIPCA Statement of Position 98-9, Modification of SOP 97-2, "Software Revenue Recognition" With Respect to Certain Transactions ("SOP 98-9"). SOP 98-9 amends certain provisions of SOP 97-2 to require revenue recognition using the "residual method" when there is Vendor-Specific Objective Evidence ("VSOE") of the fair value of all undelivered elements in a multiple-element arrangement, but VSOE does not exist for one or more individual elements. These provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. SOP 98-9 also extends the deferral of the application of certain provisions of SOP 97-2 provided by SOP 98-9 through fiscal years beginning on or before March 15, 1999. The adoption of SOP 98-9 is not expected to have a material impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT

     Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over an estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life. Property and equipment consisted of the following:

                                                        DECEMBER 31,
                                                  ------------------------
                                                     1997         1998
                                                  ----------   -----------
Equipment.......................................  $2,284,640   $ 2,634,111
Computer software...............................     787,588     1,068,049
Leasehold improvements..........................      64,682        88,357
Furniture and fixtures..........................     388,932       396,708
                                                  ----------   -----------
                                                   3,525,842     4,187,225
Less accumulated depreciation...................    (716,223)   (1,750,691)
                                                  ----------   -----------
Total...........................................  $2,809,619   $ 2,436,534
                                                  ==========   ===========

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. CAPITALIZED SOFTWARE AND COURSEWARE DEVELOPMENT COSTS

     Capitalized software and courseware development costs consisted of the following:

                                                        DECEMBER 31,
                                                   -----------------------
                                                      1997         1998
                                                   ----------   ----------
Capitalized software costs.......................  $1,617,584   $2,195,160
Capitalized courseware development costs.........     865,768      806,425
                                                   ----------   ----------
                                                    2,483,352    3,001,585
Less accumulated amortization....................    (129,193)    (870,920)
                                                   ----------   ----------
Total............................................  $2,354,159   $2,130,665
                                                   ==========   ==========

     During 1998, the Company wrote off approximately $280,000 of software development costs and $150,000 of courseware development costs (see Note 2).

5. ACQUIRED ONLINE PUBLISHING RIGHTS

     Acquired online rights consisted of the following:

                                                         DECEMBER 31,
                                                      -------------------
                                                        1997       1998
                                                      --------   --------
Acquired online publishing rights...................  $855,000   $505,000
Less accumulated amortization.......................   (10,000)   (97,448)
                                                      --------   --------
Total...............................................  $845,000   $407,552
                                                      ========   ========

     In 1997, the Company acquired approximately $795,000 of the acquired online publishing rights through non-monetary transactions (See Note 2).

     During 1998, the Company wrote off approximately $270,000 of acquired online publishing rights (see Note 2).

6. GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets were comprised of:

                                                       DECEMBER 31,
                                                 -------------------------
                                                    1997          1998
                                                 -----------   -----------
Goodwill.......................................  $ 9,057,863   $ 3,234,499
Contracts......................................      200,000       200,000
Developed content..............................    1,529,574     1,369,836
Work force.....................................      500,000       407,080
Trademarks and names...........................    1,056,875       969,444
Customer base..................................      456,875       369,444
Other..........................................      100,000       100,000
                                                 -----------   -----------
                                                  12,901,187     6,650,303
Less accumulated amortization..................     (536,633)   (1,301,179)
                                                 -----------   -----------
                                                 $12,364,554   $ 5,349,124
                                                 ===========   ===========

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In December 1997, the Company's management, in accordance with its impairment policy for long-lived assets, determined that the Teletutor employee workforce asset had been impaired as of December 31, 1997 due to planned workforce reductions, and as such, wrote off approximately $250,000 of the carrying amount of the asset. This amount is included in reorganization and non-recurring expenses in the 1997 statement of operations. In 1998, as a result of the sale of Ivy Software, Inc. ("Ivy"), the Company wrote off approximately $775,000 which was the remaining net unamortized goodwill balance that had resulted from the acquisition of Ivy . In addition, during 1998, goodwill that had resulted from the acquisition of Teletutor was reduced to zero and the remaining intangible assets were reduced ratably by approximately $329,000 due to purchase price adjustments. In December 1998, upon the sale of its consulting line of business, the Company wrote off approximately $1,238,000 in goodwill and workforce assets. In addition, in accordance with its impairment policy for long-lived assets, the Company determined that goodwill that resulted from the HTR acquisition which related to HTR's non-online businesses had been impaired as of December 31, 1998. As a result, the Company wrote off approximately $3,670,000 of goodwill (see Note 7).

7. ACQUISITIONS AND DISPOSITIONS

     During the three years ended December 31, 1998, the Company made the following acquisitions, all of which were accounted for using the purchase method. Accordingly, the purchase price of each company acquired was allocated first to the fair market value of the acquired tangible and identifiable intangible assets.

  Cognitive Training Associates, Inc.

     On August 1, 1996, the Company acquired by merger substantially all of the assets and liabilities (with the exception of the building, vehicle, certain equipment, and certain notes payable) of Cognitive Training Associates, Inc., a Texas corporation ("CTA"), for 42,487 shares of the Company's Common Stock. In conjunction with the acquisition, the Company recorded goodwill in the amount of $505,336, which was subsequently adjusted to $579,312 in 1997, and other intangible assets in the amount of $200,000.

     The Company also issued fully vested options to purchase 5,096 shares of the Company's Common Stock, at an exercise price of $0.12 per share, to four employees of CTA. Additionally, the Company granted an option to purchase 16,995 shares of the Company's Common Stock, at an exercise price of $21.18 per share, to the former stockholder of CTA in conjunction with a two-year employment agreement. In December 1996, management repriced the option to $12.75 per share. Management believes that this new grant price approximated the fair market value on the date of repricing. The option vested over a two-year period beginning in August 1996. Additionally, pursuant to the employment agreement, the former stockholder of CTA was paid $150,000 by the Company upon successful integration of CTA into the Company. The Company expensed this $150,000 during 1996. The Company also agreed to lease the building owned by the former stockholder of CTA for $5,000 per month or $60,000 annually (see Note 11).

  Ivy Software, Inc.

     In March 1997, the Company acquired Ivy Software, Inc. ("Ivy"), a Virginia corporation that develops and distributes business and accounting software for the academic education market, for

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

$314,000 in cash and potential future payments not to exceed approximately $862,000, which were based upon integration of operations, conversion of software and operating results. In connection with this transaction, the President and sole shareholder of Ivy entered into a three-year consulting agreement with the Company. As a result of this acquisition, the Company recorded goodwill in the amount of $300,000, which was subsequently adjusted to $869,643 upon scheduled payments to the former shareholder of Ivy. In September 1998, the Company sold Ivy for approximately $250,000 in cash and $196,000 in a note receivable. The note bears interest at 6% and is payable in quarterly installments through September 2005. The Company retained the rights to sell and distribute the online versions of Ivy software. As a result of the sale, the Company wrote off the unamortized goodwill balance and recorded a loss on the sale of subsidiary of $381,954. The Company's potential future obligations of approximately $300,000 related to the acquisition were terminated upon the sale. The operating results of Ivy are included in the Company's financial statements from the effective date of the acquisition through the effective date of the sale.

  Cooper & Associates, Inc. (d/b/a. Teletutor)

     In April 1997, the Company acquired Cooper & Associates, Inc., d/b/a Teletutor ("Teletutor"), an Illinois corporation that develops, distributes and supports computer-based training courses for the data and telecommunications industry. The terms of the transaction included a $3,000,000 cash payment at closing and a $2,000,000 non-interest bearing note to be paid ratably on the first, second and third anniversary dates of the acquisition. The operating results of Teletutor are included in the Company's financial statements since the effective date of the acquisition. In conjunction with this acquisition, the Company allocated the excess of the purchase price over the fair market value of the acquired net assets as follows: (i) $829,575 to developed content, $273,858 to work force, $456,875 to trademarks and names, $456,875 to customer base and contracts and $5,138 to goodwill and (ii) $2,700,000 to acquired in-process research, development and content.

     In December 1997, the Company's management, in accordance with its impairment policy for long-lived assets, determined that the employee workforce asset had been impaired as of December 31, 1997 due to planned workforce reductions, and wrote off approximately $250,000 of the carrying amount of the asset. This amount was included in reorganization and non-recurring expenses in the statement of operations for the year ended December 31, 1997. In addition, during 1998, goodwill was reduced to zero and the remaining intangible assets were reduced ratably by approximately $329,000 due to purchase price adjustments.

  HTR, Inc.

     In October 1997, the Company acquired HTR, Inc. ("HTR"), a Delaware corporation primarily engaged in the business of providing technical training, publishing and consulting services for the information technology industry. The Company acquired HTR for common stock, warrants and options totaling 620,000 shares in exchange for all of the outstanding equity securities of HTR. In addition, the Company paid the former HTR stockholders $600,000 in a combination of cash and short-term notes and assumed approximately $3,500,000 of HTR debt. The executive officers of HTR were to receive bonuses in the total amount of $690,000 granted in conjunction with the signing of three-year employment agreements no later than December 31, 1998. In addition, the Company created a stock option pool of 180,000 shares of Common Stock and an incentive bonus pool with a potential payout not to exceed approximately $3,300,000 for three years, contingent upon the financial performance of HTR. In conjunction with this acquisition, the Company allocated the excess of the

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

purchase price over the fair market value of the acquired net assets as follows
(i) $8,010,590 to goodwill, $700,000 to developed content, $500,000 to workforce, $600,000 to trademarks and names, and (ii) $8,400,000 to acquired in-process research, development and content. On June 29, 1998, the executive officers of HTR agreed to convert approximately $420,000 of their sign-on bonuses and $320,000 of acquisition related indebtedness into 134,447 shares of the Company's Series D convertible Preferred Stock (see Note 13).

     In December 1998, the Company sold HTR's consulting business for $750,000 in cash and a note receivable. The note bears interest at 5% and is payable in quarterly installments through December 2000. As a result of the sale, the Company wrote off the intangible assets related to the consulting business and recorded a loss on the sale of $525,472.

     In December 1998, the Company announced its intention to dispose of HTR's non-online businesses. In accordance with SFAS 121, the Company has reported assets related to such businesses at the lower of carrying amount or fair value less estimated selling costs. This resulted in a write off of approximately $3,670,000 of goodwill related to the non-online businesses.

8. RESTRUCTURING OF OPERATIONS

     During 1998, the Company implemented a plan to reduce workforce and close certain office facilities. The plan resulted in (i) the termination of approximately 85 employees primarily from the product development and administrative areas and (ii) closure of the Company's training facilities located in Los Angeles and Baltimore and an executive office in McLean, Virginia. As a result, the Company recorded a restructuring charge of approximately $1,770,000 in 1998 included in reorganization and other non-recurring charges in the 1998 statement of operations. The restructuring charge included approximately $ 1,494,000 for employee severance and termination costs and approximately $276,000 primarily for expenses related to facilities lease cancellations and write-down of assets no longer in use. During 1998, the Company paid approximately $1,224,000 in costs under the restructuring accrual. Included in accounts payable and accrued expenses at December 31, 1998 is approximately $546,000 primarily representing future severance payments. The Company expects these actions to be completed by the end of calendar year 1999.

9. LOANS PAYABLE TO (RECEIVABLE FROM) RELATED PARTIES

     In March 1996, the Company issued a convertible promissory note for $300,000 to an entity controlled by a stockholder. The note bore interest at 10.5% per annum. In connection with an agreement executed by the Company and the stockholder in September 1996, the stockholder exercised warrants to purchase 67,980 shares of Common Stock, resulting in proceeds to the Company of approximately $600,000 and the Company repaid the balance of the $300,000 convertible note payable plus accrued interest of $23,560 to the entity controlled by the stockholder. Additionally, the Company issued to the stockholder warrants to purchase 15,687 shares of Common Stock at an exercise price equal to the initial public offering ("IPO") price of $13.00 per share.

     In May 1996, the Company issued a convertible subordinated unsecured promissory note for $130,000 to an officer of the Company. The note bore interest at a rate of 10% per annum. In addition, the officer was issued warrants to purchase 6,904 shares of the Company's Common Stock at an exercise price of $18.83 per share. These warrants are exercisable for eight years. The Company believes that any value associated with the warrants is immaterial. In December 1996, the officer converted his outstanding note payable balance plus accrued interest of $136,696 to 14,988 shares of

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Common Stock. In addition, the number of shares of Common Stock underlying such officer's warrant, was increased by 7,349 shares and the exercise price thereof reduced to $9.12 per share, pursuant to certain anti-dilution rights previously granted. In 1998, the number of shares underlying the warrant and the warrant exercise prices were further adjusted to 15,771 shares and $8.24 per share, respectively, due to the anti-dilution provisions pursuant to the agreement.

     Loans receivable from the Company's officers and employees amounted to $125,000 as of December 31, 1997 and 1998. The Company accrues interest on the loans receivable at a rate of prime less 1%. Interest income related to loans receivable amounted to $10,152, $8,516 and $10,000 during the years ended December 31, 1996, 1997 and 1998, respectively.

10. NOTES PAYABLE

     At December 31, 1995, the Company owed $293,366 in a non-interest bearing note payable. The note was discounted at a rate of 12% per annum. As of December 31, 1995, accrued interest on note payable totaled $106,217. During 1996, the Company repaid $299,583 as settlement of the note and accrued interest. The remaining $100,000 was forgiven pursuant to a settlement agreement executed by the Company and the issuer of the note. The Company included the gain of $100,000 as other income in the statements of operations.

     In June 1996, the Company borrowed $300,000 from an investor in exchange for a convertible promissory note. The note bore interest at a rate of 10% per annum, and any unpaid principal and interest was convertible into shares of the Company's Series B redeemable convertible Preferred Stock at a conversion rate of $18.83 per share, subject to adjustments for certain events, such as the sale of the Company's Common or Preferred Stock at a price less than the conversion price. In July 1996, principal and accrued interest were converted into shares of Series B redeemable convertible Preferred Stock (see Note 13).

     In connection with the Teletutor acquisition (see Note 7), the Company entered into a non-interest bearing promissory note with the stockholders of Teletutor whereby the Company agreed to pay $2,000,000 due in three annual installments of $666,667 beginning on May 1, 1998. The Company has used a 5.5% discount rate in recording this note. During 1998, the Company paid $666,667 in cash on the note balance. In December 1998, the Company and the former stockholders of Teletutor restructured the terms of the note as follows: the Company issued 105,000 shares of Common Stock and three-year warrants to purchase 55,000 shares of its Common Stock at an exercise price of $6.00 per share; and the Company executed a new non-interest bearing promissory note for $826,666, payable in installments through April 2000. As a result, the Company recorded $145,208 as loss on debt restructuring for the excess of the fair market value of the Common Stock, warrants and new promissory note over the carrying amount of the original promissory note. The loss on debt restructuring is included in reorganization and non-recurring expenses in the 1998 statement of operations.

     In connection with the HTR acquisition, the Company assumed approximately $3,633,000 of notes payable and accrued interest. In December 1997, the Company repaid the principal and accrued interest on the notes payable. The Company also issued notes payable to former stockholders of HTR totaling $509,968 and bearing simple interest at an annual rate of 6%. The principal amounts of these notes were due in two annual installments payable on October 31, 1998 and October 31, 1999. During 1998, the Company repaid approximately $100,000 and converted approximately

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

$352,000 into 9,191 and 58,194 of the Company's Common and Series D convertible Preferred Stock, respectively (see Note 13).

     In December 1997, the Company and its then existing bank lender entered into a secured lending facility agreement, which provided for a line of credit in the amount of $3,000,000 bearing interest at the LIBOR Market Index Rate plus 275 basis points. Interest was payable monthly with the principal originally due on April 30, 1999. Also in December 1997, the Company and its bank entered into a secured lending facility agreement which provided for a term loan in the amount of $3,000,000 bearing interest at the LIBOR Market Index Rate plus 350 basis points. Interest was payable monthly with the principal originally due on April 1, 1999. As of December 31, 1997, the Company was in violation with certain of its covenants related to this line of credit facility and during August 1998, the Company repaid approximately $5,000,000 under the line of credit and term loan, satisfying all of its obligations to that lender.

     In August 1998, the Company obtained a secured lending facility through a new lending institution that provided up to $2,000,000 in a revolving line of credit ("Line of Credit")and a $500,000 senior term loan ("Senior Term Loan"). Under the terms of the agreement, the Company may borrow the lesser of (i) $2,000,000 or (ii) a percentage of its accounts receivable in accordance with an agreed upon schedule. The Line of Credit bears interest at the bank prime rate plus 2.00%, while the interest rate for the Senior Term Loan is at the bank prime rate plus 2.50%. Borrowings under the Line of Credit originally matured on February 15, 1999 while the Senior Term Loan was set to mature on July 15, 2001. As of December 31, 1998 the Company had borrowed $1,547,931 against the Line of Credit and $500,000 under the Senior Term Loan. The proceeds were used primarily to satisfy the Company's obligations to its prior lending institution. In addition, in August 1998, the Company obtained a secured term loan for $500,000 with another lending institution, that is subordinated to the $2,500,000 facility described above (the "Subordinated Term Loan"). Amounts borrowed under this Subordinated Term Loan bear interest at 12% annually and were due on February 15, 1999. In connection with these transactions, the Company issued warrants for the purchase of an aggregate of 90,000 shares of Series D Preferred Stock at an aggregate exercise price of $495,000.

     As of December 31, 1998, the Company was in violation of certain covenants related to these secured lending facilities. In February 1999, the Company repaid the $500,000 Senior Term Loan to its primary lender in exchange for which the maturity date of the Line of Credit was extended (effective March 22, 1999) to April 15, 1999. In addition, the interest rate for the Line of Credit was increased to the bank prime rate plus 3.00%. The Company is also negotiating to extend the maturity date for the Subordinated Term Loan to May 15, 1999. In exchange for these extensions, the Company will issue warrants to its lenders for the purchase of up to 95,000 additional shares of Series D Preferred and/or common stock at an aggregate price of up to $387,500.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Notes payable at December 31, 1998 consisted of the following:

                                                        DECEMBER 31,
                                                   -----------------------
                                                      1997         1998
                                                   ----------   ----------
Line of credit to a bank.........................  $  500,000   $1,547,931
Notes payable to banks...........................   3,000,000      985,000
Notes payable to former stockholders of
  Teletutor......................................   1,864,752      769,346
Notes payable to former stockholders of HTR......     509,968       60,078
Other............................................     208,351       50,019
                                                   ----------   ----------
                                                   $6,083,071   $3,412,374
                                                   ----------   ----------
Current portion of notes payable.................  $4,551,950   $3,075,139
                                                   ----------   ----------
Notes payable, less current portion..............  $1,531,121   $  337,235
                                                   ==========   ==========

     Annual maturities of notes payable at December 31, 1998 were as follows:

1999........................................................  $3,075,139
2000........................................................     337,235
                                                              ----------
                                                              $3,412,374
                                                              ==========

11. COMMITMENTS

  Network Services Agreement

     During 1993, the Company entered into a three-year agreement with CompuServe, Inc. ("CompuServe") whereby CompuServe was to provide network services to the Company. The Company ceased making payments under the agreement in 1993 due to dissatisfaction with the services provided by CompuServe.

     As a result, CompuServe asserted that the Company was liable for unpaid fees and lost profits totaling $300,000 due to breach of contract. In October 1994, the Company reached a conditional settlement with CompuServe whereby the Company was required to purchase approximately $98,000 of advertising services from CompuServe. During 1996, the Company fully satisfied its commitment to purchase such advertising services from CompuServe. In 1996, the Company recognized a gain of $119,274 relating to the settlement of amounts owed by the Company to CompuServe, which was included in other income in the 1996 statement of operations.

  Leases

     The Company leases office space under non-cancelable operating lease agreements with various renewal options. Future minimum lease payments may be periodically adjusted based on changes in the lessors' operating charges. Additionally, the Company leases various office equipment under non-

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

cancelable operating leases. Rent expense for the years ended December 31, 1996, 1997 and 1998 was $137,519, $437,756 and $1,022,693, respectively.

     As of December 31, 1998, payments due under non-cancelable operating leases were as follows:

1999........................................................  $1,008,680
2000........................................................     781,555
2001........................................................     522,201
2002........................................................     375,256
2003........................................................     185,809
                                                              ----------
                                                              $2,873,501
                                                              ==========

  Employment Agreements

     During 1996 and 1997, the Company entered into employment agreements with certain key executives under which the Company is required to pay the following base salaries annually over the next three years:

1999........................................................   710,000
2000........................................................   263,333
                                                              --------
                                                              $973,333
                                                              ========

     In addition, the Company is required to pay certain performance incentives limited to 50% of such base salaries.

12. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following:

                                                        DECEMBER 31,
                                                   -----------------------
                                                      1997         1998
                                                   ----------   ----------
Accounts payable and accrued expenses............  $5,435,498   $3,690,090
Accrued payroll and payroll taxes................     602,323      164,957
Accrued reorganization costs.....................          --      545,669
Accrued vacation.................................     360,667      216,702
                                                   ----------   ----------
                                                   $6,398,488   $4,617,418
                                                   ==========   ==========

     In 1996, the Company accrued interest on the accrued payroll in arrears to the Chief Executive Officer and three other officers of the Company at a rate of 5% per annum. Interest expense related to the accrued payroll in arrears amounted to $36,182 during the year ended December 31, 1996. Accrued payroll as of December 31, 1998 consists of earned but unpaid commissions.

     In 1998, the Company implemented a reorganization plan to reduce workforce and close certain office facilities (see Note 8). Amounts accrued at December 31, 1998 primarily represent payments to be made under employee severance agreements.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. STOCKHOLDERS' EQUITY

  Equity Transactions

     During 1996, the Company issued 5,097 shares of Common Stock as payment for certain accounts payable amounting to $42,000. The shares were issued at a price per share of $8.83. The non-cash portion of this transaction has been excluded from the statements of cash flows. In addition, the Company issued 42,487 shares of Common Stock in connection with the purchase of CTA, which the Company valued at the estimated fair market value of the Company's Common Stock on the acquisition date (see Note 7).

     During 1996, the Company issued an aggregate of 20,534 shares of Series A convertible Preferred Stock for net proceeds of approximately $413,000 at a price of $21.18 per share. Additionally, the Company issued 1,091 shares of Series A convertible Preferred Stock to holders of the Series A convertible Preferred Stock to satisfy contractual anti-dilution provisions pursuant to certain 1996 stock transactions.

     On July 19, 1996, the Company issued 185,877 shares of Series B redeemable convertible Preferred Stock for total proceeds of $3,500,000, including conversion of a $300,000 convertible promissory note (see Note 10).

     During 1996, the Board of Directors approved a 1-for-11.76812037 reverse stock split of the Company's $0.01 par value Series A, Series B and Series B-1 Preferred Stock and Common Stock, which became effective on November 20, 1996. All references in the accompanying financial statements to the number of shares of Preferred Stock and Common Stock and per share amounts have been restated to reflect the split.

     On December 2, 1996, the Company sold 1,430,000 shares of Common Stock in its IPO for net proceeds of approximately $15,800,000. Simultaneously with the IPO, the Company converted all outstanding shares of Series B redeemable convertible Preferred Stock into shares of Common Stock on a 1-for-2.06 basis. The Company also declared accrued dividends in arrears of 4,852 shares of Series B redeemable convertible Preferred Stock to holders of Series B redeemable convertible Preferred Stock, which were then converted to Common Stock on a 1-for-2.06 basis. The Company also converted all outstanding shares of Series A convertible Preferred Stock into shares of Common Stock on a one-for-one basis, and the Company declared accrued dividends in arrears of 45,628 shares of Series A convertible Preferred Stock to holders of Series A convertible Preferred Stock, which were then converted to Common Stock on the same basis as the Series A conversion. The conversion of Preferred Stock to Common Stock is a non-cash transaction and accordingly, has been excluded from the statements of cash flows. Also, one of the Company's stockholders exercised warrants to purchase 67,980 shares of Common Stock and the Company subsequently repaid the $300,000 convertible note payable balance with the proceeds therefrom. Also, an officer of the Company converted his $130,000 note payable into 14,988 shares of Common Stock.

     On October 31, 1997, the Company issued 585,940 shares of Common Stock in connection with the purchase of HTR (see Note 7). In addition, the Company issued 34,020 of options and warrants in connection with the HTR acquisition, which options and warrants were valued at fair value ($591,118) using the Black-Scholes pricing model and were accounted for as purchase price.

     In March 1998, the Company raised net proceeds of approximately $5,300,000 in a private placement of Series C Preferred Stock and warrants (the "Series C Preferred Stock"). In this

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

transaction, the Company issued approximately 626,300 shares of the Series C Preferred Stock, which are convertible into approximately 759,100 shares of Common Stock. The Company also issued five-year warrants to purchase approximately 626,300 shares of Common Stock at an exercise price of $8.46 per share. The Series C Preferred Stock has a liquidation preference of $12.69 per share upon sale or liquidation of the Company. The Common Stock underlying both the Preferred Stock and the warrants has certain registration rights. The Company has recorded a deemed dividend of approximately $207,000 due to the Series C Preferred Stock being convertible to Common Stock at a discount from fair value on the date of issuance.

     In June 1998, the Company raised approximately $5,200,000 in net proceeds through its private placement of Series D Preferred Stock (the "Series D Preferred Stock"). In this transaction, the Company issued 1,082,625 shares of the Series D Preferred Stock, which are convertible to an equal number of common shares. The holders of Series D Preferred Stock are entitled to receive a 5% annual dividend compounded and paid semi-annually beginning December 31, 1998. Such dividends are payable, at the option of the Company, either in cash or in Common Stock. The Series D Preferred Stock has a liquidation preference of $8.25 per share upon sale or liquidation of the Company. In June and September 1998, respectively, 137,174 of Series D shares and 17,569 shares of the Company's Common Stock were issued in connection with the conversion of approximately $867,000 of indebtedness primarily to certain former shareholders of HTR. The non-cash portion of this transaction has been excluded from the 1998 consolidated statement of cash flows.

     In October 1998, the Company issued 9,191 shares of Common Stock at $3.75 per share, the closing price of the Company's Common Stock on the date of issuance, to two former HTR shareholders in exchange for cancellation of the Company's indebtedness to such shareholders.

     In December 1998, the Company issued 6,279 shares at $7.06 per share though an employee stock purchase program. For each share purchased, employees also received a fully vested option to purchase one share of the Company's Common Stock at an exercise price of $7.06, the closing price of the Common Stock at the date of issuance.

     In December 1998, the Company issued 105,000 shares at $5.875 per share, the closing price of the Company's Common Stock on the date of issuance, primarily to former Teletutor shareholders pursuant to a restructuring of the Company's indebtedness to such shareholders. Pursuant to that restructuring, the Company also issued three-year warrants to purchase 55,000 shares of its Common Stock with an exercise price of $6.00 per share.

     In December 1998, the Company also issued 28,902 shares of Common Stock to its Series D Preferred Stockholders as payment for accrued dividends. The number of shares to be issued as payment of the dividend was determined based on the fair market value of the Company's Common Stock on the date of issuance.

  Stock Option Plans

     The Company adopted a stock option plan (the "Original Plan") which permitted the Company to grant options to purchase up to 288,916 shares of Common Stock to employees, board members and others who contribute materially to the success of the Company. In November 1996, the Company's Board of Directors decided not to grant any further options under the Original Plan.

     During 1996, the Company's Board of Directors approved a new stock plan (the "1996 Plan"), which reserved 135,960 shares of Common Stock for issuance, pursuant to options or otherwise, to

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

employees, directors and consultants. The number of shares reserved was subsequently increased to 524,893 options. During 1997, the Company's Board of Directors approved an additional increase of 1,000,000 shares, which was approved by the stockholders at the annual stockholder meeting in 1998. Stock options under the Original Plan and 1996 Plan are generally granted at prices which the Company's Board of Directors believes approximates the fair market value of its Common Stock at the date of grant. Individual grants generally become exercisable ratably over a period of four to five years from the date of grant. The contractual terms of the options range from three to ten years from the date of grant.

     During 1996, the Company's Board of Directors extended the exercise period of 88,032 fully vested options to August 31, 1999. This extension of the exercise period created a new measurement date for these options. As such, the Company recognized compensation expense of $877,782 during 1996 for the difference between the deemed fair value of the Company's Common Stock on the new measurement date and the grant price of such options. Additionally, the Company recognized an expense of $144,270 during 1996 for options whose grant price at the grant date was below fair market value. During 1997, the Company granted certain options contingent on stockholder approval. Because these options are considered variable, the Company measured the difference between the grant price and fair market value of the Company's Common Stock at December 31, 1997 and accordingly recorded compensation expense of $75,000.

     Common stock option activity was as follows:

                                                         YEARS ENDED DECEMBER 31,
                                     ----------------------------------------------------------------
                                            1996                  1997                   1998
                                     ------------------   --------------------   --------------------
                                               WEIGHTED               WEIGHTED               WEIGHTED
                                               AVERAGE                AVERAGE                AVERAGE
                                               EXERCISE               EXERCISE               EXERCISE
                                     SHARES     PRICE      SHARES      PRICE      SHARES      PRICE
                                     -------   --------   ---------   --------   ---------   --------
Outstanding at the beginning of the
  year.............................  100,438    $ 2.71      595,233    $10.23    1,236,481    $11.69
  Granted..........................  515,189     11.50      766,460     12.64    1,096,877      9.08
  Exercised........................       --        --      (12,604)     1.29      (33,265)     3.25
  Canceled or expired..............  (20,394)     5.30     (112,608)    11.61     (844,047)    12.61
                                     -------    ------    ---------    ------    ---------    ------
Outstanding at the end of the
  year.............................  595,233    $10.23    1,236,481     11.69    1,456,046     10.62
                                     =======    ======    =========    ======    =========    ======
Options exercisable at year-end....  185,408    $ 7.05      303,638    $ 8.76      364,824    $ 9.79
                                     =======    ======    =========    ======    =========    ======

     As of December 31, 1998, 218,833 shares were available for issuance under the 1996 Plan.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table summarizes information about fixed-price stock options outstanding at December 31, 1998:

                                 OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                       ----------------------------------------   --------------------------
                           NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
                       OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
      RANGE OF          DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
   EXERCISE PRICES          1998           LIFE         PRICE          1998          PRICE
   ---------------     --------------   -----------   ---------   --------------   ---------
Less than $1.00......       26,001          0.9        $ 0.86         26,001        $ 0.86
$1.01 - $3.00........       29,090          5.5          1.81         29,090          1.81
$3.01 - $6.00........      202,944          8.9          4.67         23,694          4.95
$6.01 - $9.00........      398,363          7.6          7.56        122,999          8.60
$9.01 - $12.00.......      244,325          9.3         10.17         50,500         11.38
$12.01 - $15.00......      376,198          8.8         13.07         81,740         12.99
$15.01 - $18.00......       14,825          8.7         16.90          3,800         16.87
Greater than
  $18.00.............      164,300          8.8         23.00         27,000         23.00
                         ---------          ---        ------        -------        ------
                         1,456,046          8.4        $10.62        364,824        $ 9.79
                         =========          ===        ======        =======        ======

     Had compensation expense related to the stock option plans been determined based on the fair value at the grant date for options granted during the years ended December 31, 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been as follows:

                                           YEARS ENDED DECEMBER 31,
                                   -----------------------------------------
                                      1996           1997           1998
                                   -----------   ------------   ------------
Net loss -- pro-forma............  $(4,617,938)  $(17,885,671)  $(22,672,194)
                                   -----------   ------------   ------------
Net loss per share --pro-forma...  $     (3.86)  $      (5.44)  $     ($5.92)
                                   ===========   ============   ============

     The effect of applying SFAS No. 123 on the years ended December 31, 1996, 1997, and 1998 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants in 1996: dividend yield of 0%; expected volatility of 43%; risk-free interest rate of 6.125%; and expected life of the option term of 3.5 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0%; expected volatility of 69%; risk-free interest rate of 6.5%; and expected life of the option term of 7 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing fair value model with the following weighted average assumptions used for grants in 1998: dividend yield of 0%; expected volatility of 100%; risk free interest rate of 5.0%; and expected life of the option term of 7 years. The weighted average fair value of the options granted in 1995 with a stock price greater than the exercise price is $5.37. The weighted average fair values of the options granted in 1996 with a stock price equal to the exercise price and with a stock price greater than the exercise price are $4.65 and $12.42, respectively. The weighted average fair values of the options granted in 1997 with a stock price equal to the exercise price, and with a stock price greater than the exercise price, and with a

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

stock price less than the exercise price are $9.85, $10.81 and $11.57, respectively. The weighted average fair values of the options granted in 1998 with a stock price equal to the exercise price, and with a stock price greater than the exercise price, and with a stock price less than the exercise price are $6.07, $7.98 and $6.27, respectively.

  Warrants

     The Company has also granted warrants to purchase Common Stock to various investors, employees and outside vendors. Warrant activity was as follows:

                                                YEARS ENDED DECEMBER 31,
                                              -----------------------------
                                               1996      1997       1998
                                              -------   -------   ---------
Outstanding at the beginning of the year....  500,484   476,367     535,368
  Granted...................................   43,863    60,199     862,294
  Exercised.................................  (67,980)   (1,198)    (42,150)
  Canceled or expired.......................       --        --          --
                                              -------   -------   ---------
Outstanding at the end of the year..........  476,367   535,368   1,355,512
                                              =======   =======   =========

     Exercise prices on the outstanding warrants range from $2.94 to $20.50 per share.

     Of the total warrants outstanding at December 31, 1998, warrants to purchase 1,000,360 shares of Common Stock were issued in connection with equity transactions and a research and development agreement and warrants to purchase 355,152 Common Stock were issued in connection with convertible related party debt and short-term debt. There are certain anti-dilution rights associated with these warrants, which are effective upon the occurrence of certain events.

     In connection with the Company's IPO, the exercise prices of warrants to purchase 35,167 shares of Common Stock were reduced from $17.65 or $18.83 per share to the IPO price, $13.00 per share, to satisfy certain anti-dilution rights previously granted. The holders of these warrants have agreed to waive further price-based anti-dilution rights, except with respect to issuances of Common Stock below $8.83 per share. During 1998, the number of shares and exercise prices of certain warrants were adjusted to satisfy certain anti-dilution rights previously granted.

     In connection with the Company's new borrowing arrangements (see Note 10), the Company issued warrants for the purchase of an aggregate of 90,000 shares of Series D Preferred Stock at an exercise price of $5.50 per share, the issuance price of the Series D Preferred Stock.

  Reserve for Issuance

     As of December 31, 1998, the Company had reserved 3,030,391 shares of Common Stock for issuance upon the exercise of outstanding options and warrants.

13. RESEARCH AND DEVELOPMENT AGREEMENT

     On April 15, 1996, the Company entered into an agreement with Autodesk, Inc. ("Autodesk") to develop and maintain a campus-like graphical user interface located on the Internet. The Company will be entitled to certain revenues generated by the project and will pay 20% in royalties to Autodesk for the use of certain trademark rights. Additionally, the Company will pay royalties to the authors of the projects. During September 1996 and as later amended, the Company contracted with InternetU,

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Inc., ("InternetU"), a stockholder, to provide the funding for the project. In exchange for $1,550,000, to be provided in installments through September 30, 1997, corresponding to the achievement of certain milestones, the Company agreed to grant InternetU Common Stock warrants to purchase 73,172 shares of Common Stock at an exercise price of $13.00 per share. In addition, InternetU will receive royalties on certain future revenues generated by the project. The Company determined that the fair value of the warrants was approximately $150,000 and will recognize this amount as research and development expense in line with the payments it receives from InternetU. This agreement is cancelable and should either party to the agreement fail to perform no additional cash or warrants are required to be paid or issued, or revenues shared. The Company recognized $250,000 as revenue during 1996 as the related work to achieve the milestone was completed during 1996. Accordingly, the Company recorded $24,180 as expense for the warrants to be issued to InternetU. In 1997, the Company recognized an additional $560,000 of revenue related to the work performed to achieve the milestones set as of March 31, 1997 and June 30, 1997. The Company recognized $54,350 as expense for the warrants issued to InternetU pursuant to the terms of the agreement in 1997.

14. RETIREMENT PLANS

     Teletutor had a 401(k) Retirement Savings Plan covering all employees who met defined eligibility requirements. Employee contributions to Teletutor's plan were made at predetermined rates elected by the employees. Additionally, the employer had the option to match a portion of the employee contributions and make a discretionary contribution to the plan. The Company did not make discretionary contributions in 1997 or 1998. The Company did automatically vest all employees separated from Teletutor in 1998 due to a partial plan termination which was approved on November 30, 1998.

     HTR, Inc. maintained a tax deferred savings and retirement plan to provide retirement benefits for all eligible employees. HTR's 401(k) plan assets were frozen in July 1998 and all participants were eligible to begin deferrals into the UOL Publishing, Inc. 401(k) plan at that time. All assets were merged into the UOL Publishing, Inc. 401(k) plan on December 31, 1998.

     The UOL Publishing, Inc. 401(k) plan (adopted in 1997) allows employees to elect an amount between 1% and 15% of their total compensation to contribute to the plan. All full-time employees are eligible to make participation elections in January and July of each year. There is a graduated vesting schedule for employee contributions in which contributions fully vest over a period of four years. The plan allows discretionary Company contributions. In 1997 and 1998, there were no discretionary Company contributions made to the plan.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's net deferred tax assets were as follows:

                                                      DECEMBER 31,
                                               ---------------------------
                                                   1997           1998
                                               ------------   ------------
Net operating loss carryforwards.............  $ 10,411,000   $ 12,266,000
Accrued payroll..............................       358,000        131,000
Reserves.....................................            --        708,000
Other assets and liabilities, net............        28,000        199,000
                                               ------------   ------------
Total deferred tax assets....................    10,797,000     13,304,000
Valuation allowance..........................   (10,797,000)   (13,304,000)
                                               ------------   ------------
Net deferred tax assets......................  $         --   $         --
                                               ============   ============

     As of December 31, 1997 and 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $25,757,000 and $30,661,000, respectively, which will expire at various dates through 2018. The Company may have had changes in ownership, which may impose limitations on its ability to utilize net operating loss carryforwards under Section 382 of the Internal Revenue Code.

16. NET LOSS PER SHARE

     The following table sets forth the computation of basic and diluted net loss per share:

                                           YEARS ENDED DECEMBER 31,
                                   -----------------------------------------
                                      1996           1997           1998
                                   -----------   ------------   ------------
Numerator:
  Net loss.......................  $(4,640,703)  $(16,144,763)  $(19,811,265)
  Accrued dividends to preferred
     stockholders................     (330,706)            --       (357,890)
                                   -----------   ------------   ------------
  Net loss available to common
     stockholders................  $(4,971,409)   (16,144,763)   (20,169,155)
                                   ===========   ============   ============
Denominator:
  Denominator for basic earnings
     per share --
     weighted-average
     shares......................      997,958      3,286,281      3,827,216
                                   ===========   ============   ============
  Denominator for diluted
     earnings per
     share -- adjusted weighted-
     average shares..............      997,958      3,286,281      3,827,216
                                   ===========   ============   ============
Basic net loss per share.........  $     (4.98)  $      (4.91)  $      (5.27)
                                   ===========   ============   ============
Diluted net loss per share.......  $     (4.98)  $      (4.91)  $      (5.27)
                                   ===========   ============   ============

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The net loss per share amounts exclude the dilutive effect of stock purchase warrants, options and convertible securities because the net losses recorded by the Company for 1998, 1997 and 1996 make such common stock equivalents anti-dilutive.

17. MANAGEMENT'S PLANS

     During the fourth quarter of 1998 the Company announced plans to divest its non-online businesses ("the legacy businesses") and, as such, engaged the services of Friedman, Billings, Ramsey & Co. to provide investment-banking services related to the divestiture of the HTR instructor-led training business. The Company expects to complete this divestiture sometime in the second quarter of 1999. Also related to the planned divestitures of the legacy businesses, during the first quarter of 1999, the Company signed a letter of intent to sell the HTR Knowledgeworks legacy business for $1,500,000. The Company expects this transaction to be completed during the second quarter of 1999.

     The Company is currently negotiating for a $3,000,000 line of credit from a new lender, which facility if approved is expected to be in place in the second quarter of 1999.

     The Company expects negative cash flow from operations to continue for at least the next six months until the legacy businesses are sold and as the online revenue stream matures. During 1998, the Company reduced its workforce by over 50% and closed four office facilities. This reorganization is expected to provide significant cost savings to the Company. In addition, the Company has implemented measures to curtail the rate of discretionary spending. The Company recognizes that it will need to raise additional funding to meet its working capital requirements and in addition to the steps taken during the first quarter of 1999 as described above, is considering all of its alternatives, including continuing its efforts to obtain financing through additional equity or debt financing, which may not be available on favorable terms, or at all.

18. SUBSEQUENT EVENTS

     In February 1999, the Company completed a private placement of its Common Stock. The Company issued 282,500 shares of Common Stock to certain accredited investors at $4.00 per share, the closing price of the Common Stock on the date of issuance, with net proceeds of approximately $1,050,000. The Company also issued warrants to purchase 70,625 shares of its Common Stock at an exercise price of $3.00 per share, the closing price of the Common Stock on the date of issuance. The Company used the proceeds from this private placement for retirement of bank debt and for working capital. The Common Stock issued and the Common Stock underlying the warrants have certain registration rights.

     In February 1999, the Company signed a letter of intent to sell the HTR Knowledgeworks legacy business for $1,500,000. The Company expects this transaction to be completed during the second quarter of 1999.

     In February 1999, the Company repaid a $500,000 note to its primary bank lender.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
VCampus Corporation

     We have audited the consolidated balance sheets of VCampus Corporation (formerly known as UOL Publishing, Inc.) as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 and have issued our report thereon dated February 26, 1999, except for Note 10, as to which the date is March 22, 1999. Our audits also included the financial statement schedule listed in Item 14(d) of this Form 10-K. The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ Ernst & Young LLP
Vienna, Virginia
February 26, 1999, except for Note 10,
as to which the date is March 22, 1999

           SCHEDULE I -- VALUATION AND QUALIFYING ACCOUNT AND RESERVE
                                 (IN THOUSANDS)

VCAMPUS CORPORATION

                                                  BALANCE AT
                                                 BEGINNING OF                             BALANCE AT
                CLASSIFICATION                      PERIOD      ADDITIONS   DEDUCTIONS   END OF PERIOD
                --------------                   ------------   ---------   ----------   -------------
Allowance for doubtful accounts:
Year ended December 31, 1996...................      $ 20        $   16       $   --         $ 36
Year ended December 31, 1997...................        36           703*          --          739
Year ended December 31, 1998...................       739         1,293        1,465          567

---------------
* Includes additions of $253,500 from purchase price adjustments resulting from the acquisitions of Ivy Software, Inc., Cooper & Associates, Inc. (d/b/a Teletutor), and HTR, Inc.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                              THREE MONTHS ENDED            SIX MONTHS ENDED
                                                   JUNE 30,                     JUNE 30,
                                           -------------------------   --------------------------
                                              1998          1999           1998          1999
                                           -----------   -----------   ------------   -----------
Revenues:
  Instructor-led training revenues.......  $ 1,428,723   $ 1,166,135   $  3,102,540   $ 2,560,579
  Online tuition revenues................      258,177       967,491        530,382     1,848,739
  Product sales revenues.................      877,005       311,510      1,827,211       711,145
  Online development and other
     revenues............................      267,772       340,325        364,253       576,199
  Other service revenues.................      594,960        68,600      1,160,611       150,316
  Virtual campus software revenues.......          834        74,926         43,334       117,092
                                           -----------   -----------   ------------   -----------
Net revenues.............................    3,427,471     2,928,987      7,028,331     5,964,070
Costs and expenses:
  Cost of revenues.......................    2,194,268     1,481,484      4,522,946     2,949,923
  Sales and marketing....................    1,636,766     1,153,927      3,267,324     2,196,440
  Product development and operations.....    1,840,775       506,749      4,640,559     1,011,631
  General and administrative.............      648,188       633,913      2,548,701     1,322,043
  Depreciation and amortization..........      744,852       768,385      1,549,073     1,538,816
  Reorganization costs...................      928,870            --      1,396,510            --
                                           -----------   -----------   ------------   -----------
Total costs and expenses.................    7,993,719     4,544,458     17,925,113     9,018,853
                                           -----------   -----------   ------------   -----------

Loss from operations.....................   (4,566,248)   (1,615,471)   (10,896,782)   (3,054,783)
Gain on the sale of subsidiary...........           --         1,446             --         1,446
Interest expense.........................     (165,018)     (164,551)      (294,870)     (292,318)
                                           -----------   -----------   ------------   -----------
Net loss.................................  $(4,731,266)  $(1,778,576)  $(11,191,652)  $(3,345,655)
                                           ===========   ===========   ============   ===========
Dividends to preferred stockholders......           --       (74,226)            --      (147,637)
                                           -----------   -----------   ------------   -----------
Net loss attributable to common
  stockholders...........................  $(4,731,266)  $(1,852,802)  $(11,191,652)  $(3,493,292)
                                           ===========   ===========   ============   ===========
Net loss per share.......................  $     (1.24)  $     (0.40)  $      (2.93)  $     (0.79)
                                           ===========   ===========   ============   ===========
Net loss per share -- assuming
  dilution...............................  $     (1.24)  $     (0.40)  $      (2.93)  $     (0.79)
                                           ===========   ===========   ============   ===========

                            See accompanying notes.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,      JUNE 30,
                                                                  1998            1999
                                                              ------------    ------------
                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $    336,194    $    304,871
  Accounts receivable, less allowance of approximately
     $567,000 and $522,000 at December 31, 1998 and June 30,
     1999, respectively.....................................     3,087,268       1,730,528
  Loans receivable from related parties.....................       143,515         132,844
  Loans receivable -- current...............................       232,375       1,075,177
  Prepaid expenses and other current assets.................       172,926         788,825
                                                              ------------    ------------
Total current assets........................................     3,972,278       4,032,245
Property and equipment, net.................................     2,436,534       1,942,540
Capitalized software costs and courseware development costs,
  net.......................................................     2,130,665       1,858,598
Acquired online publishing rights, net......................       407,552         332,835
Loans receivable -- less current portion....................       380,234         662,212
Other assets................................................       194,644         185,731
Other intangible assets, net................................     2,508,664       2,160,590
Goodwill, net...............................................     2,840,460       1,853,783
                                                              ------------    ------------
          Total assets......................................  $ 14,871,031    $ 13,028,534
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $  4,617,418    $  3,734,572
  Notes payable -- current portion..........................     3,075,139         600,665
  Deferred revenues -- current portion......................       911,072       1,069,630
                                                              ------------    ------------
          Total current liabilities.........................     8,603,629       5,404,867
  Deferred revenues -- less current portion.................       109,834           8,835
  Notes payable -- less current portion.....................       337,235       2,098,957
                                                              ------------    ------------
          Total liabilities.................................     9,050,698       7,512,659
                                                              ------------    ------------

Stockholders' equity:
  Series C convertible Preferred Stock, $0.01 par value per
     share; aggregate liquidation preference of $7,912,509;
     1,000,000 shares authorized; 626,293 and 623,339 shares
     issued and outstanding at December 31, 1998 and June
     30, 1999, respectively.................................         6,263           6,233
  Series D convertible Preferred Stock, $0.01 par value per
     share; aggregate liquidation preference of $8,931,656;
     1,200,000 shares authorized; 1,082,625 shares issued
     and outstanding at December 31, 1998 and June 30, 1999,
     respectively...........................................        10,826          10,826
  Common Stock, $0.01 par value per share; 36,000,000 shares authorized; 3,990,046 and 4,799,310 shares issued and
     outstanding at December 31, 1998 and June 30, 1999,
     respectively...........................................        39,900          47,993
  Additional paid-in capital................................    53,460,264      56,641,036
  Accumulated deficit.......................................   (47,696,920)    (51,190,213)
                                                              ------------    ------------
          Total stockholders' equity........................     5,820,333       5,515,875
                                                              ============    ============
          Total liabilities and stockholders' equity........  $ 14,871,031    $ 13,028,534
                                                              ============    ============

                            See accompanying notes.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                              -----------------------------
                                                                  1998             1999
                                                              ------------      -----------
OPERATING ACTIVITIES
Net loss....................................................  $(11,191,652)     $(3,345,655)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     1,549,074        1,538,815
  Net write-off of acquired online publishing rights........       241,000               --
  Net write-off of capitalized courseware development
     costs..................................................       502,669               --
  Gain on sale of subsidiary................................            --           (1,446)
  Stock option and stock warrant compensation...............            --          108,150
  Increase (decrease) in allowance for doubtful accounts....     1,039,991         (270,554)
  Changes in operating assets and liabilities:
     Decrease in accounts receivable........................        47,250        1,132,290
     (Increase) decrease in prepaid expenses and other
       current assets.......................................       215,779         (340,899)
     Decrease in other assets...............................        23,327            8,915
     Increase (decrease) in accounts payable and accrued
       expenses.............................................       360,442         (782,846)
     Increase in deferred revenues..........................       293,737           57,559
                                                              ------------      -----------
Net cash used in operating activities.......................    (6,918,383)      (1,895,671)
INVESTING ACTIVITIES
Purchases of property and equipment.........................      (601,767)         (20,430)
Capitalized software and courseware development costs.......      (525,002)        (186,406)
Additions to intangible assets..............................      (355,810)              --
Proceeds from loans from related parties....................            --           10,671
Proceeds from loans receivable..............................            --           72,508
Proceeds from sale of subsidiary............................            --           75,000
Advances under loans receivable from related parties........       (30,988)          (2,290)
                                                              ------------      -----------
Net cash used in investing activities.......................    (1,513,567)         (50,947)
FINANCING ACTIVITIES
Proceeds from issuance of Common Stock......................        75,922        2,415,547
Proceeds from Series C convertible Preferred Stock..........     5,244,824               --
Proceeds from Series D convertible Preferred Stock..........     2,895,561               --
Proceeds from notes payable.................................     1,594,902        2,300,000
Repayments of notes payable.................................    (1,838,595)      (2,800,252)
                                                              ------------      -----------
Net cash provided by financing activities...................     7,972,614        1,915,295
                                                              ------------      -----------
Net decrease in cash and cash equivalents...................      (459,336)         (31,323)
Cash and cash equivalents at the beginning of the period....     2,705,490          336,194
                                                              ------------      -----------
Cash and cash equivalents at the end of the period..........  $  2,246,154      $   304,871
                                                              ============      ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $    188,165      $   308,800
                                                              ============      ===========

                            See accompanying notes.

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for any future period, including the year ending December 31, 1999. For further information, refer to the audited financial statements and footnotes thereto included in the VCampus Corporation (formerly known as UOL Publishing, Inc.) (the "Company") Annual Report on Form 10-K for the year ended December 31, 1998.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     Through December 31, 1998 the Company recognized online tuition fees from academic institutions once the drop/add period had expired. Beginning January 1, 1999 the Company changed its revenue recognition policy for academic institutions to recognize revenue ratably over the semester period the services are delivered.

  Reclassification

     Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

NOTE C -- EQUITY TRANSACTIONS

     For the three months ended June 30, 1999, the Company raised approximately $1,316,000 though a private placement of 448,287 shares of its common stock at $2.94 per share.

     The Company entered into a Private Equity Line of Credit Agreement (the "Equity Line Agreement")with Hambrecht & Quist Guaranty Finance, LLC ("H&QGF") effective May 4, 1999. Under the Equity Line Agreement, the Company has the right, subject to certain conditions, to issue and sell to H&QGF, from time to time, shares of its Series E Convertible Preferred Stock, for cash consideration of up to an aggregate of $3.0 million, subject to availability.

     Pursuant to the Equity Line Agreement, the Company filed a Registration Statement with the SEC on July 28,1999. Beginning on the date the Registration Statement is declared effective, the Company may sell to H&QGF shares of its Series E Convertible Preferred Stock at a price equal to 85% of the lower of (1) the closing market price of the Company's common stock on the date of issuance and (2) the average of the lowest intra-day prices of the Company's common stock over the five-day period ending on the date of issuance. The Company may sell as much as $500,000 in preferred stock at any time, subject to certain conditions, with the total amount sold not to exceed $3.0 million; except that the number of shares of preferred stock that can be sold to H&QGF is further limited by the requirement that H&QGF hold no more than 9.9% of our outstanding stock at any given time.

     The Company has been advised that the sale of securities under the Equity Line Agreement may constitute a violation of the Securities Act of 1933. If so, H&QGF would have the right, for a period

                              VCAMPUS CORPORATION
                        (FORMERLY UOL PUBLISHING, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

of one year from the date of purchase, to recover cash paid for the Company's Series E Convertible Preferred Stock, or, if H&QGF has sold the preferred stock, to sue for damages resulting from its purchase. The cash payments or damages could total up to the full $3 million available under the Equity Line Agreement, plus interest. H&QGF has advised the Company it intends to waive any recission rights it may have with respect to the Series E Convertible Preferred Stock.

NOTE D -- NET LOSS PER SHARE

     The following table sets forth the computation of basic and diluted net loss per share:

                                      THREE MONTHS ENDED            SIX MONTHS ENDED
                                           JUNE 30,                     JUNE 30,
                                   -------------------------   --------------------------
                                      1998          1999           1998          1999
                                   -----------   -----------   ------------   -----------
Numerator:
  Net loss.......................  $(4,731,266)  $(1,778,576)  $(11,191,652)  $(3,345,655)
  Accrued dividends to preferred
     stockholders................           --       (74,226)            --      (147,637)
                                   -----------   -----------   ------------   -----------
  Net loss available to common
     stockholders................  $(4,731,266)  $(1,852,802)  $(11,191,652)  $(3,493,292)
                                   ===========   ===========   ============   ===========
Denominator:
  Denominator for basic earnings
     per share --
     weighted-average
     shares......................    3,822,299     4,646,281      3,816,898     4,409,067
                                   ===========   ===========   ============   ===========
  Denominator for diluted
     earnings per
     share -- adjusted weighted-
     average shares..............    3,822,299     4,646,281      3,816,898     4,409,067
                                   ===========   ===========   ============   ===========
Basic net loss per share.........  $     (1.24)  $     (0.40)  $      (2.93)  $     (0.79)
                                   ===========   ===========   ============   ===========
Diluted net loss per share.......  $     (1.24)  $     (0.40)  $      (2.93)  $     (0.79)
                                   ===========   ===========   ============   ===========

------------------------------------------------------
------------------------------------------------------

     NO ONE (INCLUDING ANY SALESMAN OR BROKER) IS AUTHORIZED TO PROVIDE ORAL OR WRITTEN INFORMATION ABOUT THIS OFFERING THAT IS NOT INCLUDED IN THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    2
Special Note Regarding Forward-Looking
  Statements..........................    8
Available Information.................    8
Risk Factors..........................    9
The Equity Line of Credit Agreement...   18
The 9% Secured Subordinated
  Convertible Debentures Due December
  15, 2000............................   19
Determination of Offering Price.......   20
Price Range of Our Common Stock.......   21
Dividend Policy.......................   21
Use of Proceeds.......................   21
Capitalization........................   22
Selected Consolidated Financial
  Data................................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business of the Company...............   38
Management............................   49
Executive Compensation................   50
Security Ownership of Certain
  Beneficial Owners and Management....   55
Certain Relationships and Related
  Transactions........................   58
Description of Capital Stock..........   61
Selling Stockholders..................   64
Plan of Distribution..................   66
Legal Matters.........................   68
Experts...............................   68
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                                5,588,429 SHARES



                                     [LOGO]


                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------


                                NOVEMBER 4, 1999

------------------------------------------------------
------------------------------------------------------

                              VCAMPUS CORPORATION
                       REGISTRATION STATEMENT ON FORM S-1

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee). The Company will bear all expenses incurred in connection with the sale of the Common Stock being registered hereby.


SEC registration fee........................................  $  9,140
NASD filing fee.............................................     3,788
Printing fees and expenses..................................    15,000
Legal fees and expenses.....................................   110,000
Blue Sky expenses and filing fees...........................    25,000
Accounting fees and expenses................................    20,000
Equity line up-front fee....................................    30,000
Premium on liability policy for H&QGF.......................    10,938
Miscellaneous...............................................        --
                                                              --------
     Total..................................................  $228,866
                                                              ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 ("Section 145") of the Delaware General Corporation Law, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expense of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

     Article VI of the Company's Bylaws provides in substance that, to the fullest extent permitted by Delaware law as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorneys' fees and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of the Registrant. The indemnification provided by the Company's Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article VII of the Company's Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

     The Registrant maintains liability insurance insuring the Registrant's officers and directors against liabilities than they may incur in such capacities.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company has issued the following unregistered securities during the past three years:

     1. During 1996, the Company issued an aggregate of 5,097 shares of Common Stock to three service providers for services rendered in 1995.

     2. In connection with the Company's initial public offering in November 1996, the Company issued a warrant to Austin Furst to purchase 15,687 shares of Common Stock in consideration of Mr. Furst's waiver of certain anti-dilution rights and agreement to exercise certain warrants to purchase Common Stock.

     3. From December 31, 1996 to March 31, 1997, the Company issued options to purchase an aggregate of 70,000 shares of Common Stock to employees of the Company.

     4. During the first quarter of 1997, the Company issued unregistered warrants to purchase an aggregate of 22,896 shares of Common Stock to InternetU, Inc. ("InternetU") pursuant to the terms of the Project Development and Financing Agreement between the Company and InternetU.

     5. From March 31, 1997 to June 30, 1997, the Company issued the following unregistered securities: (a) options to purchase an aggregate of 351,000 shares of Common Stock to employees of the Company; and (b) warrants to purchase an aggregate of 15,342 shares of Common Stock to InternetU, Inc. ("InternetU") pursuant to the terms of the Project Development and Financing Agreement between the Company and InternetU.

     6. From June 30, 1997 to September 30, 1997, the Company issued unregistered options to purchase an aggregate of 122,000 shares of Common Stock to employees of the Company.

     7. In connection with the Company's acquisition of HTR in October 1997, the Company issued 585,940 shares of Common Stock and options and warrants to purchase an additional 34,020 shares.

     8. From January 1, 1998 to March 31, 1998, the Company issued 626,293 shares of Series C redeemable convertible Preferred Stock and warrants to purchase 626,293 shares of Common Stock to certain accredited investors.

     9. From April 1, 1998 to June 30, 1998, the Company issued the following unregistered securities: (a) 1,082,625 shares of Series D redeemable convertible Preferred Stock to certain accredited investors; and (b) 5,194 shares of Common Stock to one accredited investor.

     10. In October 1998, the Company issued an aggregate of 9,191 shares of Common Stock to two former HTR shareholders in exchange for cancellation of the Company's indebtedness to such shareholders, at a conversion price of $3.75 per share, the closing price of the Company's Common Stock on the date of issuance.

     11. In December 1998, the Company issued an aggregate of 105,000 shares of Common Stock to the three former stockholders of Teletutor and their attorney, pursuant to a restructuring of the Company's indebtedness to such shareholders. Pursuant to this restructuring, the Company also issued to such persons three-year warrants to purchase an aggregate of 55,000 shares of Common Stock.

     12. In December 1998 and June 1999, the Company issued an aggregate of 28,902 and 22,819 shares of Common Stock, respectively, to the Company's Series D Preferred Stockholders in payment of accrued dividends.

     13. In December 1998, the Company issued an aggregate of 1,480 shares of Common Stock to one former security holder of HTR upon net exercise of a warrant.

     14. In January 1999, the Company issued 282,500 shares of Common Stock and warrants to purchase 70,625 of Common Stock to nine accredited investors.

     15. In May 1999, the Company issued 448,297 shares of Common Stock to certain accredited investors.

     16. In June 1999, the Company issued warrants to purchase an aggregate of 5,000 shares of Common Stock to each of two former employees in connection with the sale of the Knowledgeworks division of HTR.

     17. In June 1999, the Company issued a $2.5 million convertible debenture to two accredited investors. The debenture is convertible into shares of Common Stock at an initial conversion ratio of $5.50 per share.

     The sales of the above securities were deemed to be exempt from registration under the Act in reliance upon Section 4(2) of the Act or Regulation D or Rule 701 promulgated thereunder as transactions by an issuer not involving a public offering. Recipients of the securities in each such transaction represented their intentions to acquire such securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments issued in such transactions. All recipients had adequate access to information about the Company.

ITEM 16.  EXHIBITS

     (a) Exhibits.

EXHIBIT
  NO.                                 DESCRIPTION
-------                               -----------
  4.1 (a)     Form of Common Stock Certificate.
  5.1         Opinion of Wyrick, Robbins, Yates & Ponton LLP

EXHIBIT
  NO.                                 DESCRIPTION
-------                               -----------
 10.12(a)     Employment Agreement, dated July 31, 1996, with Michael L.
              Brown.
 10.13(a)     Employment Agreement, dated August 15, 1996, with Leonard P.
              Kurtzman.
 10.14(a)*    Agreement, dated August 14, 1995, as amended, with
              Educational Services Institute.
 10.15(a)     Form of Online Educational Services Distribution Agreement.
 10.16(a)     Form of University Master Agreement for Online Education
              Services.
 10.17(a)     Form of Online Educational Services Agreement.
 10.18(a)     Form of Inner Circle Online Educational Services Development
              and Distribution Agreement.
 10.19(a)*    Agreement, dated April 15, 1996, with Autodesk, Inc.
 10.20(a)*    Project Financing and Development Agreement with InternetU,
              Inc., as amended.
 10.21(a)     Employment letter agreement, dated October 29, 1996, with W.
              Braun Jones, Jr.
 10.23(e)     Employment Agreement, dated April 30, 1997, with James R.
              Cooper.
 10.24(e)     Employment Agreement, dated January 1, 1997, with Michael W.
              Anderson.
 10.25(e)     Employment Agreement, dated October 31, 1997, with Kamyar
              Kaviani.
 10.26(e)     Employment Agreement, dated October 31, 1997, with Farzin
              Arsanjani.
 10.27(e)     Employment Agreement, dated October 31, 1997, with Daniel J.
              Callahan, IV.
 10.28(e)     Letter agreement, dated December 18, 1997, with Leonard P.
              Kurtzman.
 10.29(f)     First Union loan amendment documents dated March 31, 1998.
 10.30(f)     Series C Preferred Stock and Warrant Purchase Agreement.
 10.31(f)     Registration Rights Agreement, dated March 31, 1998.
 10.32(g)     Series D Preferred Stock Purchase Agreement, dated June 29,
              1998.
 10.33(g)     Amended and Restated Registration Rights Agreement, dated
              June 29, 1998.
 10.34(g)     Certificate of Designations, Preferences and Rights of
              Series D Convertible Preferred Stock dated June 26, 1998.
 10.35(g)     Certificate of Designations, Preferences and Rights of
              Series C Convertible Preferred Stock dated June 25, 1998.
 10.36(h)     Loan and Security Agreement dated August 14, 1998 with
              Imperial Bank.
 10.37(h)     Warrant to Purchase Stock dated August 14, 1998 issued to
              Imperial Bank.
 10.38(h)     Loan Agreement dated August 14, 1998 with Sand Hill Capital,
              LLC.
 10.39(h)     Warrant to Purchase Stock dated August 14, 1998 issued to
              Sand Hill Capital, LLC.
 10.40(i)     Form of Subscription Agreement for the $1.05 million Spencer
              Trask Financing.
 10.41(j)     Private Equity Line of Credit Agreement dated May 4, 1999
              with Hambrecht & Quist Guaranty Finance, LLC.
 10.42(j)     Certificate of Designations, Preferences and Rights of
              Series E Convertible Preferred Stock.
 10.43(j)     Convertible Debenture and Warrants Purchase Agreement dated
              June 4, 1999 with Excalibur Limited Partnership and BH
              Capital Investments, L.P. relating to the $2.5 million
              convertible debenture financing.
 10.44(j)     Form of Convertible Debenture for the $2.5 million
              convertible debenture financing in June 1999.
 10.45(k)     Asset Purchase Agreement relating to the sale of the
              Knowledgeworks division of HTR effective on June 30, 1999.
 10.46(k)     Receivables factoring agreements, as amended, with Bankers
              Capital.
 21.1 (k)     List of Subsidiaries.
 23.1         Consent of Ernst & Young LLP.
 23.2         Consent of Wyrick Robbins Yates & Ponton LLP (contained in
              Exhibit 5.1).
 24.1 (k)     Power of Attorney.

---------------

 *   Confidential treatment requested.
(a) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Registration Statement on Form S-1 (File
     No. 333-12135).
(e) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(f)  Incorporated by reference to the identically numbered
     Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.
(g)  Incorporated by reference to the identically numbered
     Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
(h)  Incorporated by reference to the identically numbered
     Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
(i)  Incorporated by reference to the identically numbered
     Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(j) Incorporated by reference to the corresponding appendix filed with the Registrant's preliminary proxy materials on
     Schedule 14A dated July 16, 1999 for its 1999 annual meeting of stockholders.
(k) Previously filed with registration statement (No. 333-83885) filed with the SEC on July 27, 1999, as amended.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes as follows:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person or the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, State of Virginia, on this 4th day of November 1999.


                                          UOL PUBLISHING, INC.

                                               /s/ NARASIMHAN P. KANNAN
                                          --------------------------------------
                                          NARASIMHAN P. KANNAN, CHIEF EXECUTIVE
                                                         OFFICER

                            ------------------------

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                   CAPACITY                      DATE
                   ---------                                   --------                      ----
            /s/ NARASIMHAN P. KANNAN                      Director and Chief           November 4, 1999
------------------------------------------------     Executive Officer (Principal
              NARASIMHAN P. KANNAN                        Executive Officer)

             /s/ MICHAEL A. SCHWIEN                 Acting Chief Financial Officer     November 4, 1999
------------------------------------------------         (Principal Financial
               MICHAEL A. SCHWIEN                       and Accounting Officer)

             /s/ EDSON D. DECASTRO*                            Director                November 4, 1999
------------------------------------------------
               EDSON D. DECASTRO

            /s/ BARRY K. FINGERHUT*                            Director                November 4, 1999
------------------------------------------------
               BARRY K. FINGERHUT

              /s/ KAMYAR KAVIANI*                              Director                November 4, 1999
------------------------------------------------
                 KAMYAR KAVIANI

            /s/ WILLIAM E. KIMBERLY*                           Director                November 4, 1999
------------------------------------------------
              WILLIAM E. KIMBERLY

               /s/ JOHN D. SEARS*                              Director                November 4, 1999
------------------------------------------------
                 JOHN D. SEARS

                                                               Director
------------------------------------------------
              STEVEN M. H. WALLMAN

         *By: /s/ NARASIMHAN P. KANNAN
   ------------------------------------------
              NARASIMHAN P. KANNAN
                ATTORNEY-IN-FACT